UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 28, 2002

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: Exxon Mobil Corporation
Incoming letter dated January 24, 2002

Dear Mr. Parsons:

This is in response to your letters dated January 24, 2002 and February 21, 2002 concerning the shareholder proposal submitted to Exxon Mobil by the New York City Employees' Retirement System with nine co-proponents and, separately, by the City of Atlanta. We also have received a letter on behalf of the New York City Employees' Retirement System and its nine co-proponents dated February 14, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mr. Patrick Doherty
New York City Employees' Retirement System
Office of the Comptroller
The City of New York
1 Centre Street
New York, NY 10007-2341

Mr. Timothy P. Dewane, Director
School of Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

Ms. Kim I. Mills
Education Director
Human Rights Campaign
919 18th Street NW, Suite 800
Washington, DC 20006

Mr. Jerry Gabert
Vice President of Financeand
Treasurer
Unitarian Universalist Association
of Congregations
25 Beacon Street
Boston, MA 02108

Mr. H. Carl McCall
State Comptroller
State of New York
Office of the State Comptroller
A.E. Smith State Office Building
Albany, NY 12236

Ms. Shelly Alpern
Trillium Asset Management
Corporation
711 Atlantic Avenue
Boston, MA 02111-280968

Ms. Marianne R. Weil
267 Youngs Road
Orient, NY 11957

Mr. Steve Strauss
245 West 104th Street, Apt. 16F
New York, NY 10025-4280

Dr. Ellen Birenbaum
160 East Third Street, Apt. 2J
New York, NY 10009

Mr. Charles W. Shuford
The Needmor Fund
275 South Main Street, Suite 206
Longmont, CO 80501

David Corbin
Chief Financial Officer
Department of Finance
City of Atlanta
Mitchell Street, SW, Suite 11100
Atlanta, GA 30335-0312

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 24, 2002

Via Network Courier
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding
Sexual Orientation Non-Discrimination Policy

Gentlemen and Ladies:

Exxon Mobil Corporation has received the cover letter and shareholder proposal from the New York City Comptroller's office, as custodian and trustee of the New York City Employees' Retirement System, attached as Exhibit 1. The proponent is acting as lead proponent of a group of "co-filers." Additional correspondence involving the company and the proponent is attached as Exhibit 2.[1]

ExxonMobil intends to omit the proposal from the proxy material for its upcoming annual meeting because the proposal has already been substantially implemented.

With respect to legal issues, this letter is my opinion given as counsel for ExxonMobil.

Background

This proposal, with some variations, has been resubmitted to ExxonMobil (including submissions to Exxon Corporation prior to the merger of Exxon and Mobil in November 1999) a number of times and has been the subject of several no-action letter requests. Most recently, in connection with ExxonMobil's 2000 annual meeting of

[1] The submission of the same proposal by a separate filer, the City of Atlanta, is discussed at the end of this letter.

shareholders, we submitted a letter explaining why we believed the proposal had already been substantially implemented. In its reply, Exxon Mobil Corporation (available March 23, 2000), the staff indicated that it was unable to concur in our view. Copies of correspondence relating to the 2000 no-action letter request, including letters from counsel for the proponent arguing against ExxonMobil's position, are attached as Exhibit 3.

ExxonMobil's 2000 no-action letter request was submitted less than two months after closing of the merger of Exxon and Mobil on November 30, 1999. At that time, we were still in the process of developing and implementing policies and stewardship procedures for the new combined organization. Since that time, we have taken a number of specific, concrete steps which we believe justify a reconsideration of this request by the staff.

It has always been ExxonMobil's policy not to discriminate on the basis of sexual orientation or any other non-work-related individual characteristic. The proponent has argued that this is not our policy or that, if it is, the policy is not adequately documented, communicated, monitored, and enforced. As outlined later in this letter, we believe that each of the arguments raised by the proponent and its counsel in connection with the 2000 no-action letter request have now been addressed.

ExxonMobil Sexual Orientation Non-Discrimination Policy

We believe it is perfectly clear that, as requested by the proposal, ExxonMobil has adopted a written policy prohibiting discrimination based on sexual orientation and that we have substantially implemented the policy.

ExxonMobil's Standards of Business Conduct are attached as Exhibit 4. This document has not changed substantially since the 2000 no-action letter. However, we believe it is important to review again the role this document plays in our overall policy framework and to rebut incorrect conclusions previously drawn by the proponent concerning this document.

It must be emphasized that the Standards of Business Conduct by no means represent a complete statement of our policies on covered matters. Recognizing that ExxonMobil currently operates in about 200 countries and territories around the world, the Standards are drafted in as broad and general a manner as possible in order to provide a clear and straightforward starting point for understanding and communicating throughout our worldwide workforce. But the Standards are only a starting point. In order to determine what ExxonMobil's policy is, one must consider not only the Standards but also our supplemental statements of policy, implementing guidelines, communication initiatives, training programs, and investigation and stewardship processes. It is these elements, as a totality, which constitute our policies.

At the beginning of the Standards, we state ExxonMobil's four Guiding Principles. These principles overarch everything we do. As we state with respect to employees, "we will strive to hire and retain the most qualified people available and maximize their opportunities for success through training and development." This principle is key. ExxonMobil is a meritocracy, designed to employ the best people and to create an environment in which they can reach their fullest potential. Discrimination on the basis of sexual orientation would be contrary to that principle and therefore prohibited at the outset.

The Standards include several sections relating to employment policy: a global equal employment opportunity statement (page 14); an equal employment opportunity statement modified for application in the U.S. (page 15); a global harassment in the workplace statement (page 16); and an harassment in the workplace statement modified for application in the U.S. (page 17).

Consistent with the Guiding Principle regarding our employees, we state in the eeo portions of the Standards that "[t]he Corporation administers its personnel policies, programs, and practices in a non-discriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training." That this language prohibits discrimination on the basis of sexual orientation is made clear by the Chairman's Statement on Sexual Orientation, by a specific "Question and Answer" incorporated into the policy training materials, and by additional confirming materials (see discussion later in this letter).

The language included in the U.S. version of the eeo statement, to the effect that we provide equal employment opportunity regardless of certain specified categories or other legally protected status, is not a limitation of the scope of the employment policy. Rather, that language is included to respond to various U.S. federal legal requirements, including affirmative action requirements and requirements applicable to government contractors such as ourselves. The language does not mean, as we clearly document elsewhere in our employment policy materials, that discrimination is permitted on any other basis except merit and job-related qualifications. As we explain in the ethics portion of the Standards (page 1), "even where the law is permissive, the Corporation chooses the course of the highest integrity."

The eeo statements in the Standards must be read in conjunction with the harassment in the workplace statements. Together, these constitute the foundational documents (although by no means the entirety) of our employment non-discrimination policy. As the harassment statement (see page 17) makes explicit, any form of harassment in any company workplace is prohibited "even if the harassing conduct is lawful." As we further state, "forms of harassment include, but are not limited to ... sexually, racially, or otherwise derogatory or discriminatory materials, statements, or remarks," which would include discrimination on the basis of sexual orientation. We also state that harassment is "any inappropriate conduct that would have the purpose or effect

of ... affecting an individual's employment opportunity," which of course includes being hired by ExxonMobil in the first place. Our policy training materials (see discussion later in this letter) also state that "our objective is to hire the most qualified person available for each job opportunity, regardless of individual characteristics."

At the time of the 2000 no-action letter, proponent's counsel argued that these materials were not sufficiently clear on their face to constitute a written policy against discrimination on the basis of sexual orientation. As we stated at the time, that is our policy, and we believe the Standards, even viewed in isolation, are clear on the point. However, ExxonMobil's employment policies are not limited to the broad guidelines set forth in the Standards. Our employment policies also incorporate a variety of additional materials, many of which have only been issued since the 2000 no-action letter. We believe these additional materials, as described below, eliminate any possible doubt as to the fact that we have adopted and implemented a written policy prohibiting discrimination on the basis of sexual orientation.

In 2000 and in early 2001, we conducted Business Practices Reviews in all functions and locations around the world. These are live meetings of employees, led by trained personnel and managers, at which the company's key policies and practices are reviewed and explained with the help of various audiovisual and written materials. All supervisors and most non-supervisory employees were required to participate in these reviews.

At these reviews, the harassment in the workplace policy was specifically discussed. The written guidelines for these reviews (see excerpts attached as Exhibit 5) included the statement that our policy goes beyond the law and covers any form of harassment or discrimination, including discrimination on the basis of sexual orientation. A specific required talking point for these reviews (see Talking Point Outline included in Exhibit 5) reads as follows:

> "No change in intent versus former Exxon or former Mobil policies: policy protection goes beyond the law **and includes sexual orientation**." [emphasis added]

All review participants were also given a copy of *ExxonMobil Working Together* (Exhibit 6), which supplements and expands the brief statements contained in the Standards. As stated in the introduction of *Working Together* (page 3), "our objective is to hire the most qualified person available for each job opportunity, regardless of individual characteristics." Harassment is defined on page 4 as any inappropriate conduct which has the purpose or effect of:

- creating an intimidating, hostile or offensive work environment;
- unreasonably interfering with an individual's work performance; or
- affecting an individual's employment opportunity.

As a specific example of impermissible behavior, *Working Together* describes on page 11 a hypothetical situation in which an employee is taunted on the basis of perceived sexual orientation. As the review of this example states, "degrading jokes, comments or innuendoes related to any aspect of an individual's characteristics, including actual or perceived sexual orientation, create a hostile and offensive work environment and **are prohibited by our policy**" [emphasis added]. Further, on page 14 of this material, we address the question as to why sexual orientation is not specifically listed in the harassment policy. We note that "the policy's definition of harassment and the language 'prohibits any other form of harassment' provide for a broad anti-harassment policy that covers sexual orientation and harassment based on any individual characteristics."

Both the harassment in the workplace and equal opportunity policies and the further explanation of those policies contained in *ExxonMobil Working Together* are also posted on the company's intranet website for employees. For new employees and others who may have not been able to participate in the Business Practices Reviews, web-based training materials were added to the company intranet in 2001. Attached as Exhibit 7 are excerpted screens from these training materials, which specifically emphasize that discrimination on the basis of sexual orientation is prohibited under both our harassment and eeo policies. Note in particular the following "Q&A" included in the latest edition of the intranet training module:

> "Q: Does the Company's Equal Employment Opportunity (EEO) Policy also prohibit discrimination based on sexual orientation?
>
> A: Yes. Discrimination based on sexual orientation or other non-work-related individual characteristics not specifically listed in the EEO Policy is prohibited by its statement that, "the Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training."

This material is accessible to almost all U.S. employees on the company's intranet. It is widely used at ExxonMobil work sites to train new employees and to provide refresher or disciplinary training for existing employees. The intranet site logs and tracks employees' progress through the course, and our eeo compliance group provides verification back to the work site that the employee has completed the course.

These initiatives are further supplemented by a written statement issued by ExxonMobil's Chairman (Exhibit 8) addressing non-discrimination on the basis of sexual orientation. That document states:

> "ExxonMobil's global policies prohibit any form of discrimination or harassment in any company workplace, anywhere in the world. This overriding principle is the basis for the Company's EEO and harassment

> in the workplace policies, both of which are included in the global Standards of Business Conduct located on the ... Intranet site or in print form from your designated Human Resources contact. These broad policies encompass all forms of discrimination - including discrimination based on sexual orientation."

This clear statement that both the eeo and harassment policies prohibit discrimination on the basis of sexual orientation was first released in the August 14, 2000 edition of the company's employee newsletter. This statement is also posted on the company intranet site, with links from both the eeo and harassment policies, and constitutes an integral part of those policies.

In addition, ExxonMobil's training for employment recruiters has been updated to include in-depth review of the Principles for Professional Conduct for Employment Professionals (Exhibit 9), developed by the National Association of Colleges and Employers. These include the Principle that recruiters "will maintain equal employment opportunity (EEO) compliance and follow affirmative action principles in recruiting activities in a manner that includes the following:

> a) Recruiting, interviewing, and hiring individuals without regard to race, color, national origin, religion, age, gender, **sexual orientation**, or disability, and providing reasonable accommodations upon request." [emphasis added]

In addition to ensuring that these policies are clearly understood and that management's expectations are effectively communicated, we also have in place rigorous investigative procedures to enforce compliance. Selected human resources and law department personnel are trained to investigate complaints. Standards are in place to ensure the rights of all employees are protected. Harassment and discrimination complaint investigation guidelines (Exhibit 10) were reissued in November 2000 to facilitate greater awareness of proper procedures for resolving complaints. Documentation is required to ensure that appropriate follow-up actions are taken. A toll-free number is also maintained to permit confidential disclosure of potential problems.

As part of our ongoing policy compliance stewardship, we also have annual reporting and compliance monitoring procedures. Global policy stewardship for year-end 2000 included reports on the status of harassment and equal opportunity policy implementation, including summaries of harassment complaints that resulted in disciplinary action. An annual compliance and representation letter process as implemented in the fourth quarter of 2001 included distribution of our employment related policies; a letter to all senior managers emphasizing their responsibilities regarding maintaining work environments free from harassment and discrimination; and a requirement for managers to sign and return a representation letter confirming that they and their organizations are in compliance with corporate policies.

Answering Proponent's Prior Arguments

We believe the comprehensive non-discrimination policy and compliance program described above, which has been implemented in much more detail since the 2000 no-action letter, substantially implements the shareholder proposal. We specifically note the following arguments previously raised by the proponent's counsel which have now been addressed:

1. ExxonMobil's EEO policy only covers discrimination prohibited by law. That is not true. As described above, the references in the U.S. eeo policy to particular categories of legally protected individuals is not a limitation. Reading the eeo policy statement together with the harassment policy, the Working Together booklet, the Chairman's Statement on Sexual Orientation, and the additional training materials described above, all of which together represent a single policy on the issue of non-discrimination, makes it perfectly clear that our policy prohibits discrimination on any non-merit based ground, including, specifically, sexual orientation.

2. ExxonMobil's commitment to non-discrimination on the basis of sexual orientation has not been expressed clearly and in writing. As noted, our commitment to non-discrimination on the basis of sexual orientation has now been repeatedly and clearly expressed in writing as part of our employment policy. We would also note that, in responses to this shareholder proposal, the Board of Directors has clearly and repeatedly stated that our policies prohibit discrimination or harassment on the basis of sexual orientation. See Exhibit 11. These statements have been filed with the SEC as part of our proxy statement. We have also issued media statements (see Exhibit 12) dated May 17, 2001, and July 10, 2001, which include the following explicit statements:

> "Exxon Mobil Corporation policy prohibits any form of discrimination or harassment, **including sexual orientation**, in any company workplace."
>
> "We have stated both verbally and in writing that **ExxonMobil's policies against harassment and discrimination apply to sexual orientation**."
>
> "ExxonMobil has an all-inclusive global policy, so that there is no doubt among anyone who works for us that **discrimination and harassment for any reason, including that based on sexual orientation, is prohibited**."
>
> [emphasis added]

3. Inadequate dissemination, availability, monitoring, and enforcement. Since the 2000 no-action letter request, each of these requirements for "substantial implementation" have been clearly met. As discussed above, our policy prohibiting discrimination on the basis of sexual orientation has been disseminated to all employees, through live Business Practices Reviews, written materials, and intranet training modules.

These materials remain continuously available to employees in hard copy and through the company's intranet site. The Board's unequivocal statements on this issue described in the preceding paragraph have been distributed to ExxonMobil's two-million-plus shareholders, which include approximately 95% of our U.S. employees, as part of our proxy material. The media statements described in the preceding paragraph remain available on company intranet site available to employees and are also posted on the company's external internet site.

We also, as described in this letter, have a rigorous monitoring and reporting program for policy compliance and have instituted an effective enforcement mechanism to investigate alleged policy violations and enforce penalties, up to and including termination of employment, for policy violations.

In short, we believe we have substantially implemented the proposal and, in light of the extensive additional steps taken since the 2000 no-action letter request, we respectfully request the staff to reconsider this question and concur with our conclusion that the proposal may be omitted under Rule 14(a)-8(i)(10). Since the proposal also presumes that we have not in fact adopted and implemented a written policy of non-discrimination on the basis of sexual orientation, the proposal can also be excluded under Rule 14a-8(i)(3) on the basis that it is materially false and misleading in contravention of Rule 14a-9.

City of Atlanta Submission

This same proposal was submitted to us by letter dated May 17, 2001, by the City of Atlanta, a number of months before the submission by the New York City Comptroller's office. Correspondence relating to the City of Atlanta submission is attached as Exhibit 13. In accordance with Rule 14a-8(f), by letter dated May 25, 2001, we requested the City of Atlanta to provide proof of shareholdings. That letter was delivered on May 29, 2001. No response was ever received. By letter dated December 14, 2001, we notified the filer that we intended to exclude their proposal, but informed them that the same proposal had subsequently been submitted by the current proponent. Since the City of Atlanta failed to meet the eligibility requirements of Rule 14a-8(b), and has never indicated that they should be considered a "co-filer" with the City of New York filing group, we request the staff's concurrence that the City of Atlanta submission may be omitted under Rule 14a-8(f).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and

the enclosures are being sent to the City of New York, Office of the Comptroller. A copy of this letter and enclosures is also being sent to each co-filer.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

c - w/enc:

Proponent

Mr. Patrick Doherty
New York City Employees' Retirement System
Office of the Comptroller
The City of New York
1 Centre Street
New York, NY 10007-2341

Co-Proponents

Mr. Timothy P. Dewane, Director
School of Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

Ms. Kim I. Mills
Education Director
Human Rights Campaign
919 18th Street NW, Suite 800
Washington, DC 20006

Mr. Jerry Gabert
Vice President of Finance and Treasurer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Co-Proponents (cont'd.)

Mr. H. Carl McCall
State Comptroller
State of New York
Office of the State Comptroller
A. E. Smith State Office Building
Albany, NY 12236

Ms. Shelley Alpern
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Ms. Marianne R. Weil
267 Youngs Road
Orient, NY 11957

Mr. Steve Strauss
245 West 104th Street, Apt. 16F
New York, NY 10025-4280

Dr. Ellen Birenbaum
160 East Third Street, Apt. 2J
New York, NY 10009

Mr. Charles W. Shuford
The Needmor Fund
275 South Main Street, Suite 206
Longmont, CO 80501

Separate Filer

City of Atlanta
Department of Finance
68 Mitchell Street, SW, Suite 11100
Atlanta, GA 30335-0312

EXHIBIT 1

RECEIVED
T. PETER TOWNSEND

DEC 13 2001

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

ALAN G. HEVESI
COMPTROLLER

December 11, 2001

Mr. T. P. Townsend
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Dear Mr. Townsend:

The New York City Comptroller's office is the custodian and trustee of the New York City Employees' Retirement System (the "System"). The System's board of trustees has authorized me to inform you of our intention to present the enclosed proposal for the consideration and approval of stockholders at the next annual meeting.

Presently, our company does not have a policy that explicitly prohibits discrimination based on sexual orientation. We believe that our company's failure to adopt an explicit policy and the rescission of the policy that had been adopted by the former Mobil Corporation are counterproductive and not in the best interest of Exxon Mobil Corporation and its shareholders.

We therefore, offer the enclosed proposal for shareholders to consider and approve at the next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934 and I ask that it be included in the company's proxy statement.

A letter from Citibank which certifies the System's ownership, for over a year of 5,601,529 shares of Exxon Mobil Corporation common stock is enclosed. The System intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Please feel free to contact me at (212) 669-2651, if you have any questions on this matter. Should the board decide to endorse its provision as corporate policy, the System will ask that the proposal be withdrawn from consideration at the annual meeting.

Sincerely,

Patrick Doherty

AGH:pd:ma

exxonmobilsexorien

EXXONMOBIL - 2002
SEXUAL ORIENTATION NON-DISCRIMINATION POLICY

WHEREAS: ExxonMobil claims to bar all forms of employment discrimination but its post-merger written policies do not explicitly prohibit discrimination based on sexual orientation;

Prior to the merger Mobil explicitly prohibited discrimination based on sexual orientation in its equal employment opportunity policy;

Our competitors Chevron, Sunoco, Atlantic Richfield, BP Amoco and Texaco explicitly prohibit discrimination based on sexual orientation;

The hundreds of corporations with non-discrimination policies relating to sexual orientation have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity;

Our company has an interest in preventing discrimination and resolving complaints internally so as to avoid costly litigation and damage to its reputation as an equal opportunity employer;

San Francisco, Atlanta, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for lesbian and gay employees and similar legislation is pending in other jurisdictions;

Our company has operations in and makes sales to institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A recent National Gay and Lesbian Task Force study has found that 16% - 44% gay men and lesbians in twenty cities nationwide experienced workplace harassment or discrimination based on their sexual orientation;

National public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals;

RESOLVED: The Shareholders request the Board of Directors to amend ExxonMobil's written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement that policy.

STATEMENT: By implementing a written policy prohibiting discrimination based on sexual orientation, our Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

EXHIBIT 2

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

T. Peter Townsend
Secretary

ExxonMobil

December 12, 2001

RECEIVED

DEC 14 2001

JAMES E. PARSONS

VIA FEDERAL EXPRESS

Mr. Patrick Doherty
New York City Employees' Retirement System
Office of the Comptroller
The City of New York
1 Centre Street
New York, NY 10007-2341

Dear Mr. Doherty:

This will acknowledge receipt of the proposal concerning amendment of EEO policy, which you have submitted on behalf of the board of trustees of the New York City Employees' Retirement System in connection with ExxonMobil's 2002 annual meeting of shareholders. By copy of a letter from Citibank, your share ownership has been verified.

You should note that, if your proposal is not excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

Regarding your comment about your willingness to dialogue with the company on this proxy proposal, we would welcome such a discussion. Would you let me know possible times that would be convenient to you for such a meeting. We are proud of our record on these issues and believe we can demonstrate that your concerns are already effectively addressed. We believe a dialogue would be useful.

Sincerely,

J.E. Parsons

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

RECEIVED
JAN 18 2002
JAMES E. PARSONS

T. Peter Townsend
Secretary

ExxonMobil

January 18, 2002

Mr. H. Carl McCall
State Comptroller
State of New York
Office of the State Comptroller
A. E. Smith State Office Building
Albany, NY 12236

Dear Mr. McCall:

This refers to your December 17, 2001, letter in which you submitted a proxy proposal for Exxon Mobil Corporation's 2002 Annual Meeting and my subsequent letter in which I acknowledged its receipt and raised certain procedural matters which have now been satisfied. I wanted to write you separately to discuss the substance of the concerns which appear to have led you to support this proxy proposal.

With all due respect, we disagree with your contention that ExxonMobil does not have a written policy that specifically prohibits discrimination based on sexual orientation. We strongly believe that Exxon Mobil Corporation already has such a policy. When viewed in its totality, our policy statement, implementing guidelines, communication initiatives, training programs, investigation and stewardship processes affirm in writing our company's commitment to equality and fairness and serve as a role model for other organizations. Our written policy, guidelines and communications clearly and repeatedly state that discrimination based on sexual orientation is prohibited. We make every effort to ensure a respectful and supportive atmosphere for all employees. Given the tragic events of September 11, ExxonMobil is especially mindful of the need to be clear about our policies and to ensure a work environment which permits all of our employees the opportunity to contribute to the maximum extent of their abilities.

Unfortunately, it appears that certain individuals and/or groups may be confused or misinformed about our policy with respect to sexual orientation. To facilitate a clear understanding of our position, we continue to believe it is best to have a dialogue on these matters. We have offered to meet with the shareholder proponents to review our recent steps taken to further institutionalize these policies. Unfortunately, our offer to meet with the proponents last year was rejected.
It may also be, however, that some individuals have intentionally misrepresented ExxonMobil's position with regard to the prohibition of discrimination and harassment based on sexual orientation for their own purposes. As you know, activists have thus far been unsuccessful in achieving Federal protection for gays and lesbians comparable to legislative protection currently provided for race, color, sex, religion, national origin, citizenship status, age, physical or mental disability, or veteran status. Whether from a lack of knowledge or perhaps other intent, we believe ExxonMobil has been unfairly portrayed as an organization that does not protect the rights of individuals based on their sexual orientation when, in fact, we do.

All ExxonMobil policies, including those policies that relate to non-discrimination and a harassment-free work environment, are intentionally broad. Recognizing that we currently operate in about 200 countries and territories around the world, clear and straightforward policy statements are essential to ensure understanding and compliance within our worldwide workforce. As you may know, only about one third of ExxonMobil's employees are in the USA. Implementing guidelines, corporate communications, documented procedures and processes are all part of our written policies. As an example, our Conflicts of Interest overarching policy statement is only two sentences in length. However, the Conflict of Interest Guidelines, training and communication materials, audit and investigative reports, which are all considered part of the written policy, are documented in multiple binders. We annually conduct Business Practices Reviews for employees to discuss this and other core policies. Stewardship and representation letters document adherence to the Conflict of Interest policy. We follow this same approach in communicating and documenting our policies with regard to non-discrimination and a harassment-free work environment.

When viewed in its totality, our policy and written enforcement provisions for non-discrimination and a harassment-free work environment clearly incorporate and address sexual orientation. Even more than providing a clear, straightforward policy statement, we have taken numerous steps to institutionalize and document senior management's expectation by providing multiple-media communications, together with investigation and stewardship processes that ensure protection against harassment or discrimination of any form, including sexual orientation.

ExxonMobil emphasizes continuous improvement in all that we do. While our written policies have been in place for a number of years, we are always working to improve their effectiveness.

As background, in developing ExxonMobil's policies on equal employment opportunity and harassment in the workplace, senior management devoted a significant amount of time during the merger process thinking through and discussing the policy intent and policy wording. Management's intent was to frame the most effective overall statement that would ensure that these important policies very clearly reflect management's deep, fundamental commitment to creating a worldwide work environment where people can make their best contributions. We continue to believe the most effective way to accomplish this policy objective is by having a clear and unambiguous statement that <u>any form</u> of discrimination or harassment is prohibited and then putting in place communications and procedures that accomplish that objective.

The overarching corporate policy statement was only the starting point to ensure that we do not have discrimination or harassment in our workforce. Management believes it is essential to put in place systems for communicating the Company's policies and for monitoring compliance. To this end, on "Day One" of the newly merged company, each employee worldwide was given a copy of our *Standards of Business Conduct* booklet (Attachment 1) which contains our *Guiding Principles* and global core policies. These summary statements, which include the policies on nondiscrimination and a harassment-free work environment, serve as the operational foundation for the worldwide Corporation and are applied uniformly with amendments permitted only as necessary to conform to local law.

Since the merger, we have further communicated management's expectations in Business Practices Reviews conducted in all functions and locations in 2000 and early 2001. All supervisors and most non-supervisory employees were required to participate. The Harassment in the Workplace Policy was added to the list of policies specifically discussed in these reviews. Written and required points of discussion included the statement that the policy goes beyond the law and covers any form of harassment or discrimination. Sexual Orientation is specifically mentioned. All review participants were given a copy of *ExxonMobil Working Together* (Attachment 2) which includes on page 11 a case example that specifically states that the policies apply to sexual orientation. In the question and answer section of this booklet, a question on page 14 specifically addresses sexual orientation.

Harassment in the Workplace and Equal Opportunity policies were published on the Company's Intranet at the time of the merger. *ExxonMobil Working Together* was posted on the website early in 2000. In Summer 2000, an article (Attachment 3) by the Chairman of the Board was published in the Company's monthly newsletter, *ExxonMobil Today,* affirming and reiterating that the Company's existing policies prohibit discrimination based on sexual orientation. Harassment policy training materials were added to the Intranet in 2001 (Attachment 4).

When management was certain these policies were clearly understood and management's expectations were known, rigorous investigative procedures were established to enforce compliance. Selected Human Resources and Law department personnel were trained to investigate complaints. Standards were established to ensure the rights of all employees were protected. Harassment and discrimination complaint investigation guidelines (Attachment 5) were reissued in November 2000 to facilitate greater awareness of proper procedures for resolving complaints. Documentation is required to ensure follow-up actions as appropriate are taken. A toll-free number is maintained to permit confidential disclosure of potential problems.

We believe that for the policies to be truly effective, they must be integrated into management and stewardship processes. Global policy stewardship for year-end 2000 included reports on the status of harassment and equal opportunity policy implementation, including summaries of harassment complaints that resulted in disciplinary action. Our fourth-quarter 2001 compliance letter process included distribution of copies of the Harassment in the Workplace Policy and Equal Employment Opportunity Policy. All senior managers received a letter reemphasizing their responsibilities regarding maintaining work environments free from harassment and discrimination. A representation letter process conducted in fourth-quarter 2001 required all managers to confirm that they and their organizations are in compliance with corporate policies.

As a result, ExxonMobil's policies on harassment and discrimination are written, clear and unambiguous: we do not permit any form of harassment or discrimination in the workplace. To communicate effectively across this diverse, dispersed workforce, our overarching global policies on discrimination and harassment state simply that we do not discriminate in our personnel policies, programs and practices and that any form of harassment is prohibited. It is our belief that once you start to list specific forms of discrimination, you run the very real risk of implying that other forms of discrimination are permitted. In keeping with this belief, we choose to not list any form of discrimination in our global policies or in our country-specific policies except those required by that country's laws.

In summary, our policies are intentionally broad in their wording because we want to ensure that employees realize that the Company's policies go beyond the law in providing protection against discrimination and harassment. To illustrate, note that ethnicity, obesity, school affiliation and parenthood are not specifically listed in our policy statements and are not currently protected under Federal law. But our written policies provide protection to employees against discrimination and harassment on these bases as well as for sexual orientation. We believe our approach to establishing, documenting, communicating and enforcing policies has successfully prevented and mitigated problems of discrimination and harassment in ExxonMobil's worldwide workforce.

We would welcome the opportunity to discuss these matters with you.

Sincerely,

c- Mr. Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, N.Y. 10007-2341

FLR/gss
Enclosures

4TH LETTER of Level 1 printed in FULL format.

2000 SEC No-Act. LEXIS 473

Securities Exchange Act of 1934 -- Rule 14a-8(i)(10)

March 23, 2000

CORE TERMS: sexual orientation, shareholder, harassment, implemented, workplace, barring, discriminate, gay, lesbian, board of directors, no-action, written policy, work environment, non-discrimination, supplier, merger, global, amend, unlawful discrimination, proxy, moot, oral statement, mental disability, national origin, proponent, inappropriate, disseminated, citizenship, misleading, sentence.

[*1] Exxon Mobil Corporation

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 23, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2000

The proposal requests that the board of directors amend Exxon Mobil's written equal employment opportunity policy to bar sexual orientation discrimination.

We are unable to concur in your view that Exxon Mobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Exxon Mobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jonathan Ingram
Attorney-Advisor

INQUIRY-1:

ON BEHALF OF THE

NEW YORK CITY EMPLOYEES' - RETIREMENT SYSTEM AND OTHER

SHAREHOLDERS

30 March 2000

Office of the Chief Counsel

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
(202) 942-9525 FAX

Re: Securities Exchange Act of 1934 - - Section 14(a); Rules 14a-8(m),14a-9
Letter Concerning ExxonMobil's Statement in Opposition to Shareholders' Proposal for a Written Policy Barring Sexual Orientation Discrimination

Dear Sir or Madam,

We submit [*2] this letter on behalf of the New York City Employees' Retirement System, Ellen Birenbaum, M.D., Louise Rice, client of Trillium Asset Management Corporation, Steve Strauss, and Marianne Weil ("Shareholders") pursuant to Rule 14-8(m)(Question 13) because we believe that the Exxon Mobil Corporation's ("ExxonMobil") statement in opposition to our proposal for *a written policy barring sexual orientation discrimination* (ExxonMobil's Statement) contains materially false or misleading statements that violate Rule 14a-9.

While we recognize that ExxonMobil is entitled to include in its Statement "reasons why it believes shareholders should vote against the [Shareholders'] proposal" and is "allowed to make arguments reflecting its own point of view," it is not entitled to make false or misleading statements under Rules 14a-8(m) and 14a-9. We believe that a reasonable shareholder would be confused and misled by the Statement concerning ExxonMobil's actual policies. Its Statement in opposition, which takes the position that Mobil's written policies are unequivocally clear in prohibiting sexual orientation discrimination, is contrary to fact. We explain why Exxon's Statement is contrary to fact [*3] by referring to ExxonMobil's Standards of Conduct which were attached to its no-action request to the Commission, dated January 20, 2000. As required by Rule 14a-8(m), we enclose ExxonMobil's letter, dated March 16. 2000, which attaches its Statement in opposition to the Shareholders' Proposal.

1. Second sentence, first paragraph of ExxonMobil's Statement: "These policies prohibit any form of discrimination or harassment, including that based upon sexual orientation, in any company workplace."

The facts show that ExxonMobil's EEO Policy only covers discrimination prohibited by law. Most jurisdictions do not have laws barring sexual orientation discrimination.

Standards of Business Conduct on Equal Employment Opportunity (modified for application in the U.S.) page 15: "It is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements regardless of their race, color, sex, religion, national origin, citizenship status, age, physical or mental disability, veteran or other legally protected status." *Managers are responsible* "for [*4] *maintaining a work environment* free from unlawful discrimination." Other quotations to similar effect contained in Shareholders' letter, dated February 15, 2000, opposing ExxonMobil's no-action request, page 2 ("Proponents' Letter").

2. Second paragraph of ExxonMobil's Statement: "The global Equal Employment Opportunity (EEO)) policy formalizes the Corporation's long-standing actual policy and practice of not tolerating discrimination of any kind in the workplace. It confirms ExxonMobil's commitment to basing all aspects of the employment relationship on employees' qualifications, abilities, and performance."

Similarly, the facts show that ExxonMobil's global policy is to prohibit only unlawful discrimination.

Standards of Business Conduct of global Equal Employment Opportunity (page 14): "It is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements." Managers are responsible "for maintaining a work environment free from unlawful discrimination."

3. Second sentence, fifth paragraph of ExxonMobil's Statement: [*5] "In addition to the overriding principle of prohibiting any form of harassment and discrimination, it is ExxonMobil's practice, in each country where there are specific forms of discrimination prohibited by that country's laws, to enumerate those specific prohibitions."

The facts show that ExxonMobil's EEO policy is limited to prohibiting only unlawful discrimination.

See quotations from Standards of Conduct above, particularly the statement of policy language: "It is the policy of Exxon Mobil Corporation to provide equal employment opportunity ... regardless of... race, color, sex, religion, national origin, citizenship status, age, physical or mental disability, veteran or other legally protected status."

4. First sentence, last paragraph of ExxonMobil's Statement: "In summary, ExxonMobil's written policies make it unequivocally clear that ExxonMobil does not tolerate discrimination on any grounds. First sentence, first paragraph of ExxonMobil's Statement: "The Board believes that ExxonMobil's present policies, which prohibit discrimination and provide for a harassment-free work environment, are clear and straightforward."

It is "clear and straightforward" [*6] that ExxonMobil's written policies do not prohibit discrimination on the basis of sexual orientation in jurisdictions where such conduct is legal. To the extent ExxonMobil claims otherwise, the policies at best are unclear and misleading.

5. First two sentences, third paragraph of ExxonMobil's Statement: "ExxonMobil's Harassment in the Workplace (Harassment) policy also clearly prohibits discrimination on any basis. The policy broadly defines harassment as "any inappropriate conduct which has the purpose or effect of creating an intimidating, hostile, or offensive work environment; unreasonably interfering *with an individual's work performance; or affecting an individual's employment* opportunity," and it prohibits "any form of harassment in any company workplace."

The policy defines harassment as "inappropriate conduct" which for some may

include discriminating against gays and lesbians. The policy does not "clearly prohibit" discrimination on the basis of sexual orientation.

In summary, ExxonMobil's Statement contains materially false and misleading statements. Its Statement also omits material facts necessary to make its Statement not misleading. Most importantly, [*7] ExxonMobil does not make clear to its shareholders in its Statement that its EEO policy covers only discrimination prohibited by law. It also does not point out that in most jurisdictions sexual orientation discrimination is not prohibited by law, which means that the ExxonMobil EEO policy does not prohibit sexual orientation discrimination in most jurisdictions. Additionally, it does not even quote the general statement of its U.S. EEO policy and fails to state that its EEO policy does not explicitly mention sexual orientation. Finally, it makes no mention of the material fact (one that a reasonable investor would want to know) that it sought unsuccessfully to obtain a no-action letter from the Commission on the ground that the Shareholders' proposal has been substantially implemented by ExxonMobil.

Note that ExxonMobil is not informing shareholders of what they must decide. It includes no arguments that give shareholders reasons why a policy prohibiting only lawful discrimination is advisable. Elsewhere, ExxonMobil has made such arguments with respect to providing medical benefits to domestic partners. Neither has Exxon given arguments for not mentioning sexual orientation in its [*8] EEO policy.

In summary the shareholders of ExxonMobil will be confused and misled if ExxonMobil's Statement is not revised. Thank you for your consideration of this letter. If we can be of any assistance, please call Lynne Dallas at 619-260-4295.

Sincerely yours,

Lynne L. Dallas
Professor of Law at the University
of San Diego School of Law* and
member of the Board of Directors
of the Equality Project (*not speaking
on behalf of the University)

Jane Levine
Deputy Comptroller for Pensions
New York City Comptroller's Office

ATTACHMENT TO
MARCH 30, 2000 letter

Exxon Mobil
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

March 16, 2000

CERTIFIED MAIL - RETURN RECEIPT REQUESTED

Mr. Alan G. Hevesi
New York City Employees' Retirement System
1 Centre Street
New York, NY 10007-2341

Dear Mr. Hevesi:

Attached is a copy of the recommendation we expect ExxonMobil's Board of Directors to make with respect to the proposal concerning amendment of EEO policy which you submitted in connection with ExxonMobil's 2000 annual meeting of shareholders if your proposal is included in the proxy statement for the meeting. As you are aware, we have submitted [*9] a "no-action' request to the Securities arid Exchange Commission ("SEC") concerning your proposal. At this time the SEC has not responded. When they do, your proposal may be omitted or may be required to be modified. If your proposal is modified, our response may also need to be amended.

A SEC rule provides that you may present your proposal in person or you may arrange to have a qualified representative do so. If you appoint someone to act as your representative, please inform us of the representative's name and address so that we may mail an admission ticket.

We will, provide you with additional details about the annual meeting when we mail the proxy material to shareholders.

As indicated in my earlier letter, all future correspondence will be addressed solely to the proponent. You are responsible for advising the co-proponents.

We have had the opportunity of discussing ExxonMobil's policies regarding harassment and discrimination raised by your proposal with a number of the co-proponents. If you would like to discuss this further, please feel free to call me.

Sincerely,

Peter Townsend

ATTACHMENT

SHAREHOLDER PROPOSAL: AMENDMENT OF EEO POLICY
(Item 9 on [*10] the proxy card)

This proposal was submitted by the New York City Employees' Retirement System, 1 Centre Street, New York, New York, 10007-2341 and four co-proponents.

"WHEREAS: ExxonMobil claims to bar discrimination and harassment but its post-merger written policies do not adequately bar discrimination or harassment based on sexual orientation;

Prior to the merger Mobil explicitly barred sexual orientation discrimination;

Prior to the merger Mobil provided domestic partnership benefits, but post-merger these benefits will no longer be offered to ExxonMobil employees who

did nor acquire them from Mobil before the merger

Our competitors Chevron, Sunoco, Atlantic Richfield, BP Amoco and Texaco explicitly bar sexual orientation discrimination;

The hundreds of corporations with sexual orientation non-discrimination policies including over 100 publicly-traded companies that provide spousal benefits to same-sex partners of employees have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment discrimination and denial of benefits on the basis of sexual orientation diminish employee morale and productivity;

Our company has an interest [*11] in preventing discrimination and resolving complaints internally to avoid costly litigation or damage to our reputation as an equal opportunity employer;

San Francisco, Atlanta, Seattle and Los Angeles have adapted and other jurisdictions are considering legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees;

Our company has operations in and makes sales to Institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A National Gay and Lesbian Task Force study revealed that 16%-44% of gay men and lesbians in twenty cities nationwide experienced workplace sexual orientation harassment or discrimination;

National polls consistently find more than three-quarters of Americans support equal rights in the workplace for gay men, lesbians and bisexuals;

Prominent gay and lesbian leaders have proposed The Equality Principles on Sexual Orientation" as policy guidelines:

1. explicit prohibitions against discrimination based on sexual orientation will be included in the company's 'written employment policy statement.

2. Discrimination against HIV-positive employees or those with [*12] AIDS will be strictly prohibited.

3. Employee groups, regardless of sexual orientation, will be given equal standing with other employee associations.

4. Diversity training will include sexual orientation issues.

5. Spousal benefits will be offered to domestic partners of employees, regardless of sexual orientation, on an equal basis with those granted to married employees.

6. Company advertising policy will bar negative sexual orientation stereotypes and will not discriminate against advertising publications on the basis of sexual orientation.

7. The Company will nor discriminate in the sale of goods or services on the

basis of sexual orientation.

8. Written non-discrimination policies on sexual orientation must be disseminated throughout the company. A senior company official will be appointed to monitor compliance corporate wide.

RESOLVED: The Shareholders request the Board of Directors to amend ExxonMobil's written equal employment opportunity policy to bar sexual orientation discrimination.

STATEMENT: By Implementing a written policy barring sexual orientation discrimination, our Company will ensure a respectful and supportive atmosphere for all employees and [*13] enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees."

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board believes that ExxonMobil's present policies, which prohibit discrimination and provide for a harassment-free work environment, are clear and straightforward. These policies prohibit any form of discrimination or harassment, including that based upon sexual orientation, in any company workplace. While having policies in place is important, having procedures in place to enforce arid monitor these policies is equally critical. In support of this position, we have established a comprehensive education, training, and stewardship program to ensure these policies are implemented and followed throughout our worldwide operations.

The global equal employment Opportunity (EEO) policy formalizes the Corporation's long-standing actual policy and practice of not tolerating discrimination of any kind In the workplace. It confirms ExxonMobil's commitment to basing all aspects of the employment relationship on employees' qualifications, abilities, and performance.

ExxonMobil's Harassment [*14] in the Workplace (Harassment) policy also dearly prohibits discrimination on any basis. The policy broadly defines harassment as "any inappropriate conduct which has the purpose or effect of creating an intimidating hostile, or offensive work environment: unreasonably interfering with an individual's work performance; or affecting an individual's employment opportunity" and it prohibits "any form of harassment in any company workplace." This definition of harassment and the language prohibiting any form of harassment provide for a broad anti discrimination policy that clearly encompasses discrimination on the basis of sexual orientation in the workplace.

ExxonMobil's global EEO policy and Harassment policy are part of our Standards of Business Conduct. The Standards of Business Conduct are ExxonMobil's foundation policies, designed to establish common understanding of how the Corporation conducts business and how its employees treat each other throughout the world.

The global Standards of Business Conduct are adopted by ExxonMobil Organizations in all countries in which they operate, with modifications made as required by each country's law. In addition to [*15] the overriding principle of prohibiting any form of harassment and discrimination, it is ExxonMobil's

practice, in each country where there are specific forms of discrimination prohibited by that country's laws, to enumerate those specific prohibitions. For example, within the United States, federal law requires the inclusion of the following list of federally-protected categories in the EEO policy, "race, color sex religion, national origin, citizenship status, age, physical or mental disability veteran or other legally protected status."

In summary, ExxonMobil's written policies wake it unequivocally clear that ExxonMobil does not tolerate discrimination on any grounds, which would include sexual orientation. Equally important, there is also in place a stewardship and monitoring program to ensure these policies are implemented and followed. Thus the Corporation has already implemented written policies barring sexual orientation discrimination or harassment, and there is no need to amend the Equal Employment Opportunity policy as recommended by the proponents.

INQUIRY-2:

ON BEHALF OF THE

NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM AND OTHER

SHAREHOLDERS

15 February 2000

Office of [*16] the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
(202) 942-9525 FAX

Re: Securities Exchange Act of 1934 - Section 14(a); Rule 14a-8
Response of New York City Employees' Retirement System and Other Shareholders to ExxonMobil's Letter Seeking to Omit Shareholders' Proposal Barring Sexual Orientation
Discrimination

Dear Sir or Madam:

We submit this letter on behalf of the New York City Employees' Retirement System, Ellen Birenbaum, M.D., Louise Rice, client of Trillium Asset Management Corporation, Stephen Stauss, and Marianne Weil ("Shareholders") in response to ExxonMobil's letter, dated January 20, 2000 ("ExxonMobil letter"). ExxonMobil seeks to omit Shareholders' proposal from its proxy statement under Rule 14a-8(i)(10) on the ground that the proposal is moot because it has been substantially implemented. This is the second time Exxon has made this mootness argument in connection with a sexual orientation nondiscrimination proposal. See Exxon Corporation (March 9, 1999)(Exxon was unsuccessful in arguing that it had substantially implemented a written policy barring sexual orientation [*17] discrimination). For a second time, Exxon should be required to allow shareholders to express their views on the inadequacy of their company's policy which does not even mention sexual orientation, much less implement a policy of nondiscrimination based on sexual orientation.

Shareholders have submitted the following proposal for approval by the shareholders at ExxonMobil's next annual shareholders' meeting:

RESOLVED: The Shareholders request the Board of Directors to amend ExxonMobil's written equal employment opportunity policy to bar sexual orientation discrimination.

ExxonMobil has the burden of proving the availability of an exemption under Rule 14a-8. (See Rule 14a-8(g); Medical Committee For Human Rights v. SEC, 432 F.2d 659 (D.C.Cir. 1970), vacated as moot, 404 U.S. 403 (1970)). Rule 14a-8(i)(10) requires Exxon to prove that it has "substantially implemented" the Shareholders' proposal. (See SEC Exchange Act Release No. 34-40018 (1997)). ExxonMobil offers two sources for the position that it has substantially implemented an equal employment opportunity policy barring sexual orientation discrimination: [*18] (1) a two-page EEO Policy (pages 14 and 15 of Exhibit 2 to its letter) and (2) an oral statement by Lee Raymond, the Chairman and Chief Executive Officer of ExxonMobil, made two years ago at ExxonMobil's 1998 annual shareholders' meeting.

First, ExxonMobil's written EEO Policy that is the subject of the Shareholders' proposal does not prohibit sexual orientation discrimination. It does not even mention sexual orientation. In fact, its policy is carefully crafted not to cover sexual orientation discrimination unless the law of a particular jurisdiction requires such coverage. Although ExxonMobil refers to general language in its policy concerning carrying on "in a nondiscriminatory manner," this language can only be understood by reference to what is meant by "discrimination" in this Policy. ExxonMobil's EEO Policy is to do only what is required by law. Discrimination on the basis of sexual orientation is prohibited only if prohibited by law. The EEO Policy begins with "it is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements regardless [*19] of their race, color, sex, religion, national origin, citizenship status, age, physical or mental disability, veteran or other legally protected status." If there is any doubt as to the meaning of this Policy, the Policy goes on to say that "managers and supervisors are responsible for... maintaining a work environment free from unlawful discrimination..." - Employees are instructed as follows: "Individuals who believe they have observed or been subjected to prohibited discrimination should immediately report the incident..." Also, individuals are told they will not be retaliated against for "opposing any unlawful act or practice". Thus, the EEO Policy does not cover discrimination based on sexual orientation unless there is a law that prohibits such discrimination. Although some jurisdictions have such laws, most do not. Moreover, federal legislation has not been passed to expressly bar sexual orientation discrimination, and federal case law provides no assurance that gay employees are protected from discrimination based on their sexual orientation. Shareholders' proposal requests an across-the-board, voluntary company policy which will expressly and [*20] clearly assure equal employment opportunity to gay employees. Its proposal is, therefore, not moot. See Exxon Corporation (March 9, 1999)(shareholders' proposal for a written policy barring sexual orientation was not substantially implemented when sexual orientation was not even mentioned in Exxon's policies); General Electric (February 2, 1999)(shareholders' proposal for a written equal employment opportunity policy barring sexual orientation

discrimination was not rendered moot when GE's policy failed to mention sexual orientation, except in a Q&A appendix).

Second, in contrast to the narrowly worded EEO Policy, Mr. Raymond made an oral statement two years ago at the 1998 annual shareholders' meeting that "...we have a policy to not discriminate against anybody for any reason, period," which ExxonMobil points to as demonstrating that the Shareholders' proposal is moot. But see Exxon Corporation (March 9, 1999) (same oral statement did not render moot shareholders' proposal for a written policy barring sexual orientation discrimination). Mr. Raymond's statement is vague, ambiguous and, therefore, meaningless as a protection for gay employees. We assume, for example, [*21] that Exxon may discriminate against some people on bases such as level of education. The issue is what is a permissible basis for discrimination at ExxonMobil. In addition, this oral statement made over two years ago, even by a senior employee, does not amount to the adoption, much less the implementation, by the entity, ExxonMobil, of an EEO policy barring sexual orientation discrimination. Moreover, it is not responsive to the Shareholders' request for a written EEO policy barring sexual orientation discrimination.

Similar ambiguity surrounds ExxonMobil's claim in its letter (page 2) that its EEO Policy and Mr. Raymond's oral statement together demonstrate that "it is the company's policy not to discriminate on any inappropriate ground." This language provides no assurance of nondiscrimination on the basis of sexual orientation. "Appropriate" discrimination may include for some persons discrimination on a basis not prohibited by law or on the basis of sexual orientation. Further, if there is any doubt on this score with respect to ExxonMobil, it is put to rest by the summary statement in ExxonMobil's letter: "In summary, while the company does not specifically reference [*22] sexual orientation as a category in the EEO Policy, it is the company's policy not to discriminate on any unlawful grounds." Unfortunately, discrimination on the basis of sexual orientation is lawful. That is the reason a shareholder's proposal is necessary. If it were unlawful to discriminate on the basis of sexual orientation, there would be no policy issue to put before shareholders.

Third and more importantly, the EEO Policy and Mr. Raymond's statement do not provide what Shareholders request: an express institutional commitment by ExxonMobil to an equal - employment opportunity policy that prohibits sexual orientation discrimination. Such a commitment requires an affirmative, explicit prohibition of discrimination based on sexual orientation. Many companies of ExxonMobil's prominence have made such a commitment, including Mobil prior to its merger with Exxon. However, ExxonMobil's equal employment policy does not even mention sexual orientation. The Shareholders' proposal has not been substantially implemented on this basis alone. See Amdahl Corporation (February 16, 1995) (Although Amdahl listed numerous company programs that it claimed were in line with the US [*23] Department of Labor's criteria for a "high performance workplace", shareholder proposal that sought commitment by Amdahl to such a workplace and a report on progress toward that goal was not rendered moot); PepsiCo, Inc. (February 15, 1994) (A shareholder proposal for PepsiCo to take greater efforts to have women and minority directors on its board and for a public statement of its commitment to this policy was not rendered moot because of the presence of women and minority directors on PepsiCo's board over the years and PepsiCo's policy of non-discrimination in employment).

In addition, the Shareholders' proposal is not moot because an express statement of ExxonMobil's commitment to non-discrimination on the basis of sexual orientation would provide employees with legal protection against such discrimination. If ExxonMobil meant to have a policy prohibiting sexual orientation discrimination, it would have done so explicitly.

Finally, substantial implementation requires the adoption, dissemination, availability, monitoring, and enforcement of the policy proposed by shareholders. ExxonMobil has not reached the adoption stage, which is the first step in having an equal employment [*24] opportunity policy of nondiscrimination based on sexual orientation. In its letter, ExxonMobil cites three no-action letters, which actually support the Shareholders' position. See Roebuck and Co (February 23, 1998), The Limited, Inc. (March 15, 1996), and The Gap, Inc.(March 8, 1996). These no-action filings involve shareholder proposals to assure suppliers follow basic standards of conduct concerning, for example, child labor. Each company receiving such a proposal was able to establish that the proposal was substantially implemented by showing (1) that the company had adopted a policy that met the precise concerns of the shareholders, (2) that the policy had been widely disseminated to the affected parties and was available to shareholders and others, (3) that the company had a monitoring system to assure compliance with the policy, and (4) that the company enforced the policy. For example, The Gap had a formal, written policy with sections explicitly covering each of the shareholders' concerns. The policy was included at the beginning of a Vendor Handbook that was used as an on-going reference guide by suppliers. The policy was disseminated periodically to existing [*25] suppliers and given to each new supplier and was even included in a recent annual report to shareholders. The Gap had an extensive program of monitoring and enforcement to assure compliance with its policy, including extensive pre-contract review procedures, intensive initial on-site factory evaluations, and regular future on-site visits. Suppliers who did not comply with the policy did not receive any future business from The Gap. ExxonMobil clearly has not met its burden of showing the substantial implementation of a written EEO policy against sexual orientation discrimination. See also Dillard Department Stores, Inc. (March 13, 1997) (A shareholder proposal that requests a report on the company's policy with respect to assuring that foreign suppliers comply with a basic standard of conduct was not rendered moot although the company had adopted the policy requested, disseminated it to all suppliers, and was "committed to performing periodic audits," where there was no evidence that the company had actually monitored or enforced the policy.)

In summary, ExxonMobil has failed to carry its burden of proof that the Shareholders' proposal has been substantially implemented under [*26] the standards of Rule 14a-8(i)(10). Indeed, it has not even adopted a written equal employment opportunity policy to bar sexual orientation discrimination, much less implemented such a policy. ExxonMobil's no-action letter request should be denied. The Shareholders' proposal should be permitted to be presented to the shareholders for a vote at ExxonMobil's next annual shareholders meeting.

We appreciate your consideration of the arguments in this letter. If we can be of any further assistance in any way concerning this matter, please call Professor Dallas at (619) 260-4295 or Ms. Dodell at (212) 669-7774.

Sincerely Yours,

Lynne L. Dallas
Professor of Law at the University of San
Diego School of Law* and member of the
Board of Directors of the Equality Project
(*not speaking on behalf of the University)

Sue Ellen Dodell
Deputy General Counsel
New York City Comptroller

INQUIRY-3:
Exxon Mobil

Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

January 20, 2000

VIA Network Courier
Office of Chief [*27] Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Securities Exchange Act of 1934 - Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Sexual Orientation

Dear Sir or Madam:

Exxon Mobil Corporation ("ExxonMobil" or the "company") has received the shareholder proposal attached as Exhibit 1 from the New York City Employees' Retirement System and four co-proponents relating to sexual orientation discrimination (the "Proposal") for inclusion in the company's proxy material for its 2000 annual meeting of shareholders. As ExxonMobil intends to omit the Proposal from its 2000 proxy material pursuant to Rule 14a-8(i)(10) (substantial implementation), this letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j). To the extent the reasons discussed below are based on matters of law, this letter represents the opinion of the undersigned. A copy of this letter is being simultaneously provided to the proponent as required by Rule 14a-8(j)(1).

The Proposal

The Proposal set forth in Exhibit 1 reads, in part, as follows:

"RESOLVED: The Shareholders [*28] request the Board of Directors to amend ExxonMobil's written equal employment opportunity policy to bar sexual orientation discrimination."

Rule 14a-8(i)(10) - The Proposal has been Substantially Implemented

Rule 14a-8(i)(10) provides that the company can omit a proposal where the company "has already substantially implemented the proposal." See, e.g., the staff's no-action positions in the following: Sears, Roebuck and Co. (available February 23, 1998); The Limited, Inc. (available March 15, 1996); and The Gap, Inc. (available March 8, 1996). In these three letters, the staff concurred with the companies' positions that because they already had policies in place that addressed the issues suggested by the shareholder proponents, the proposals had been substantially implemented and could thus be omitted from the proxy materials.

The Proposal asks the company to amend its current Equal Employment Opportunity Policy (the "EEO Policy") to bar sexual orientation discrimination. Effective December 1999, the company issued a new global EEO Policy as part of a set of world-wide Standards of Business Conduct which sets the tone for the conduct of ExxonMobil's business in [*29] each location around the world. (See Exhibit 2 for the Standards of Business Conduct booklet.) The Standards of Business Conduct are the company's foundation policies, designed to establish common understanding of how the company conducts business and how its employees treat each other throughout the company. While there are unique practices and customs that vary across country cultures, these policies state the fundamental values and beliefs that remain the same no matter where in the world, or with whom, ExxonMobil employees work. The Standards of Business Conduct are in the process of being adopted by the company's world-wide organization in all countries in which it operates, with modification only as required by country law.

The company's new EEO Policy sets forth the company's long-standing non-discrimination policy and is set forth on page 14 of Exhibit 2. The policy confirms the company's commitment to basing all aspects of the employment relationship on employees' qualifications, abilities and performance. It provides in part:

"The Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment [*30] relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training."

This policy formalizes the company's long-standing actual policy and practice of not tolerating discrimination of any kind in the workplace. This practice was reiterated by Mr. Lee Raymond, Chairman and Chief Executive Officer of the company, at 1998's annual meeting when he stated that "... we have a policy to not discriminate against anybody for any reason, period."

The EEO Policy, as modified for application in the United States (see page 15 of Exhibit 2). has been changed to add language required by United States law to be included. While it is Exxon's practice to specifically reference in its policies only those types of discrimination which are clearly prohibited by federal law (i.e., race, color, sex, religion, national origin, citizenship status, age, physical or mental disability or veteran status), it is the company's policy not to discriminate on any inappropriate grounds (as reiterated by Mr. Raymond's comment quoted above).

The EEO Policy also sets forth the procedures for individuals to follow in the event [*31] they believe they have been subjected to discrimination. (See penultimate paragraph of page 15, Exhibit 2.) The EEO Policy thus comprises a comprehensive anti-discrimination policy that is applicable to individuals who have been subjected to any unlawful discrimination.

In summary, while the company does not specifically reference sexual orientation as a category in the EEO Policy, it is the company's policy not to discriminate on any unlawful grounds. It is the company's opinion that proponent's proposal has been substantially implemented. To the extent the staff disagreed with similar arguments made by the company in connection with a similar shareholder proposal submitted last year, we respectfully request the staff to reconsider.

If you have any questions or require additional information, please contact the undersigned directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478.

Please file-stamp the enclosed copy of this letter and return it to me. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures.

Sincerely,

Lisa K. Bork

EXHIBIT 1

Sexual Orientation Policy

WHEREAS: ExxonMobil [*32] claims to bar discrimination and harassment but its post-merger written policies do not explicitly bar discrimination or harassment based on sexual orientation;

Prior to the merger Mobil explicitly barred sexual orientation discrimination;

Prior to the merger Mobil provided domestic partnership benefits, but post-merger these benefits will no longer be offered to ExxonMobil employees who did not acquire them from Mobil before the merger,

Our competitors Chevron, Sunoco, Atlantic Richfield, BP Amoco and Texaco explicitly bar sexual orientation discrimination;

The hundreds of corporations with sexual orientation non-discrimination policies - including over 100 publicly-traded companies that provide spousal benefits to same-sex partners of employees - have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment discrimination and denial of benefits on the basis of sexual orientation diminish employee morale and productivity,

Our company has an interest in preventing discrimination and resolving complaints internally to avoid costly litigation or damage to our reputation as an equal opportunity employer,

San Francisco, Atlanta, Seattle [*33] and Los Angeles have adopted and other jurisdictions are considering legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees;

Our company has operations in and makes sales to institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A National Gay and Lesbian Task Force study revealed that 16% - 44% of gay men and lesbians in twenty cities nationwide experienced workplace sexual orientation harassment or discrimination;

National polls consistently find more than three-quarters of Americans support equal rights in the workplace for gay men, lesbians and bisexuals;

Prominent gay and lesbian leaders have proposed "The Equality Principles on Sexual Orientation" as policy guidelines:

1. Explicit prohibitions against discrimination based on sexual orientation will be included in the company's written employment policy statement.

2. Discrimination against HIV-positive employees or those with AIDS will be strictly prohibited.

3. Employee groups, regardless of sexual orientation, will be given equal standing with other employee associations.

4. Diversity training will include [*34] sexual orientation issues.

5. Spousal benefits will be offered to domestic partners of employees, regardless of sexual orientation, on an equal basis with those granted to married employees.

6. Company advertising policy will bar negative sexual orientation stereotypes and will not discriminate against advertising publications on the basis of sexual orientation.

7. The company will not discriminate in the sale of goods or services on basis of sexual orientation.

8. Written non-discrimination policies on sexual orientation must be disseminated throughout the company. A senior company official will be appointed to monitor compliance corporate wide.

RESOLVED: The Shareholders request the Board of Directors to amend ExxonMobil's written equal employment opportunity policy to bar sexual orientation discrimination.

STATEMENT: By implementing a written policy barring sexual orientation discrimination, our Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

EXHIBIT 5

EXXON MOBIL CORPORATION
GUIDELINES FOR BUSINESS PRACTICES REVIEWS

Attachment A	Guidelines for Business Practices Reviews
Attachment B	Business Practice Review Video Order Form
Attachment C-1	Ethics Policy
Attachment C-2	Conflicts of Interest Policy
Attachment C-3	ExxonMobil Conflicts of Interest Guidelines
Attachment C-4	Antitrust Policy
Attachment C-5	Directorships Policy
Attachment C-6	Harassment in the Workplace Policy
Attachment C-7	Talking point outline for Harassment in the Workplace Policy
Attachment C-8	Environment
Attachment C-9	International Operations
Attachment D	Sample Compliance Statement
Attachment E	Employees Requiring Compliance Statements
Attachment F	SEC Consent Decree
Attachment G	Potential Areas of Violation of Policy

Attachment A

EXXON MOBIL CORPORATION.
GUIDELINES FOR BUSINESS PRACTICES REVIEWS

Purpose: Conduct open discussions involving employees, supervisors, and management in order to:

- Communicate and ensure understanding of business conduct policies.
- Ensure compliance with the Company's Ethics Policy in all aspects of day-to-day business activities and practices at every level in the organization
- Identify, evaluate, and where necessary, correct practices which may not be consistent with policy
- Report compliance and concerns/issues to Executive-in-Charge

Attendees:

- All exempt employees.
- Appropriate nonexempt and wage employees:
  - Those involved in recording, communicating or verifying sensitive data, especially those personnel involved with data related to customer representations, laboratory testing, accounting records, safety, health, environmental and other government reporting.
- Any other nonexempt, wage or contractors determined appropriate by management.

Scope:

- All majority-owned or managed companies, directly or indirectly.

Outline of Suggested Procedures

1. Business Management and the appropriate Controller's contact should:

   (a) Develop specific procedures, reporting mechanisms, timetables, and supporting structure for the efficient conduct of the reviews. Consideration should be given to creating a committee consisting of appropriate representatives from Controller's, Human Resources, Law and a member of operating management to guide the process and resolve issues.

   (b) Ensure maximum employee involvement and opportunity for group discussion. Selected key contractor personnel may also be considered for attendance - consult local management and Law.

2. Management/supervisory personnel should conduct meetings with appropriate representatives from Controller's, Human Resources and Law Department designated and available as needed to provide additional advice and counsel. ***Meeting size should be restricted to encourage open, frank discussions.***

3. Each meeting should begin with a discussion of ExxonMobil's core Business Conduct policies and the viewing of the Exxon Mobil Corporation Business Practices Review video. The video is designed to encourage discussion following each vignette. Meetings/discussions should have a positive tone and be non-threatening. It is important to remember that business work practices within each unit should be discussed in addition to discussion of the points contained on the video.

4. All matters/questions raised should be answered at the meetings, if possible or, if necessary, at a later date when further research is appropriate. Management should document significant issues raised and address all issues not resolved during each meeting in a timely manner. An opportunity should also be provided for employees to communicate their questions and concerns anonymously.

5. Each employee should be provided a copy of the Business Conduct policies, preferably, before the meetings. Core policies are available in the form of a "Standards of Business Conduct" booklet and copies are also included in this package as well as on the intranet. This distribution should be made to all employees including those not attending the Business Practice Reviews. In addition, each employee should be given a copy of the Corporation's Conflicts of Interest Guidelines. The SEC Consent Decree Summary should be distributed to every Controller's employee and key managerial and supervisory personnel outside Controller's. A signed statement of compliance with Exxon Mobil Corporation's Ethics, Conflicts of Interest, and Antitrust policies should be obtained from each employee in a sensitive position as outlined on Attachment D, regardless of whether or not that employee attended the Business Practices Review meetings. Each employee should be given the opportunity to reflect on his or her compliance. Thus, while statements may be distributed at the meeting, executed statements may be gathered at a later date. A process should be in place to ensure that confirmation statements are received.

6. Beginning in 2000, Business Practices Reviews should also include a review of the Harassment in the Workplace Policy. Each employee should be provided a copy of the Harassment in the Workplace Policy (Attachment C-6) and, within the U.S., a copy of the *ExxonMobil Working Together* booklet. Copies of the booklet can be ordered from Standard Register (item # 999-0258A). A talking point outline, addressing the policy on Harassment in the Workplace, is included in the package. It may be desirable to have Human Resources participate in this discussion.

Harassment in the Workplace Policy
2000 Business Practices Review - Talking Point Outline

Key points:
- Clearly states that protection goes **beyond** the law
- Covers employees, suppliers, customers, and contractors
- Communicates the incident reporting process
- Prohibits retaliation

Broad Protection:
- The policy defines harassment as, and prohibits, "any inappropriate conduct which has the purpose or effect of:
  - Creating an intimidating, hostile, or offensive work environment;
  - Unreasonably interfering with an individual's work performance; or
  - Affecting an individual's employment opportunity."
- No change in intent versus former Exxon or former Mobil policies: policy protection goes beyond the law and includes sexual orientation. Prohibits retaliation

Inappropriate Conduct:
- Key question: "Would a **reasonable person** find that the behavior creates an intimidating, offensive, or otherwise hostile work environment?"
- Does **not** include appropriate, work-related conduct that an individual may find personally intimidating or offensive, such as:
  - Candid feedback for poor performance
  - Discipline for work rule infractions
  - Investigation of policy violations, etc.

Examples include but are not limited to:
- Degrading remarks, jokes, E-mail, posters, etc., relating to an individual's characteristics (age, race, sexual orientation, etc.)
- Unwanted sexual flirtations or propositions
- Unnecessary and unwanted touching
- Repeated demeaning comments beyond performance feedback or other appropriate work-related conversation
- Repeated use of intimidating behaviors (yelling, throwing, etc.)
- Threats of harm or violence
- Repeated use of profanity or off color stories

Harassment in the Workplace Policy (Page 2)
2000 Business Practices Review

Harassment Complaint Resolution Process - If you experience, observe, or become aware of harassment:

- *Step 1. Confront the Offensive Conduct*
  - Tell the offender what you observed and how it affected you. Be candid and direct. Clearly state that the conduct is unwelcome and must stop.
- *Step 2. Report the Offensive Conduct*
  - Report the behavior to supervisor or HR contact or higher management if you are not comfortable confronting, or if repeated, or if severe or serious incident
  - Supervisor contacts HR for consistency review & investigation advice
  - Complainant is protected from retaliation
- *Step 3. Harassment Complaint Investigation*
  - Conducted by HR-led investigation team
  - Complaint handled as confidentially as possible ("need to know" basis)
- *Step 4. Communications & Corrective Actions*
  - Investigation findings & recommendations reviewed by HR with line management
  - Line management determines and implements discipline and corrective actions
  - Complainant learns results in general terms
  - Complainant and witnesses are protected from retaliation

Retaliation Protection:

- ExxonMobil will <u>prevent</u> retaliation by:
  - Communication and training
  - HR monitoring of personnel actions
- ExxonMobil will <u>address</u> retaliation through:
  - Discipline of the offender
  - Correction of the results

For More Information:

- *Working Together* provides additional information, examples, and frequently asked questions.
- Your supervisor, higher management, or Human Resources contact can answer questions.
- More detailed employee training will be given to former-Mobil employees and ExxonMobil new hires within the next year.

EXHIBIT 4

STANDARDS OF BUSINESS CONDUCT

ExxonMobil

STANDARDS OF BUSINESS CONDUCT

ExxonMobil

TO EMPLOYEES:

Exxon Mobil Corporation's goal is to be the world's premier petroleum corporation. Consequently, we must continuously achieve superior operating and financial results while carefully adhering to our "Standards of Business Conduct."

We recognize that the high quality of ExxonMobil employees is the Corporation's greatest strength. The resourcefulness, professionalism, and dedication of the directors, officers, and employees will ensure that ExxonMobil continues to be very competitive in the short term and will be well positioned for ongoing success in the long term.

As ExxonMobil employees, we are responsible for developing and implementing ideas and actions designed to achieve corporate objectives. The methods we employ to attain results are as important as the results themselves. The Corporation expects that its directors, officers, and employees will observe the highest standards of integrity in the conduct of ExxonMobil's business.

This booklet sets forth important policy statements which deal with standards of business conduct. As ExxonMobil employees, we are expected to review these policies periodically and apply their principles to our daily work. An employee who has questions concerning any aspect of these policies should not hesitate to ask his/her supervisor or other appropriate member of management. These are foundation policies for the Corporation. They set a tone for the conduct of our business in each ExxonMobil location around the world.

No one in the ExxonMobil organization has the authority to make exceptions to these policies. Regardless of how much difficulty we encounter or pressure we face in performing our jobs, no situation can justify their willful violation. ExxonMobil's reputation as a corporate citizen depends on the complete understanding of, and compliance with, these policies.

Lee R. Raymond
Chairman

Lucio A. Noto
Vice Chairman

EXXON MOBIL CORPORATION

Guiding Principles

Exxon Mobil Corporation is committed to being the world's premier petroleum and petrochemical company. To that end, we must continuously achieve superior financial and operating results while adhering to the highest standards of business conduct. These unwavering expectations provide the foundation for our commitments to those with whom we interact:

Shareholders – We are committed to enhancing the long-term value of the investment dollars entrusted to us by our shareholders. By running the business profitably and responsibly we expect our shareholders to be rewarded with superior returns. This commitment drives the management of our company.

Customers – Success depends on our ability to consistently satisfy ever-changing customer preferences. We pledge to be innovative and responsive, while offering high quality products and services at competitive prices.

Employees – The exceptional quality of our workforce is a valuable competitive edge. To build on this advantage we will strive to hire and retain the most qualified people available and maximize their opportunities for success through training and development. We are committed to maintaining a safe work environment enriched by diversity and characterized by open communication, trust, and fair treatment.

Communities – We pledge to be a good corporate citizen in all the places we operate worldwide. We will maintain the highest ethical standards, obey all applicable laws and regulations, and respect local and national cultures. Above all other objectives, we are dedicated to running safe and environmentally responsible operations.

To be successful, ExxonMobil must be at the leading edge of competition in every aspect of our business. This requires that the Corporation's substantial resources—financial, operational, technological, and human—be employed wisely and evaluated regularly.

While we maintain flexibility to adapt to changing conditions, the nature of our business requires a focused, long-term approach. We will consistently strive to improve efficiency and productivity through learning, sharing, and implementing best practices. We will be disciplined and selective in evaluating the range of capital investment opportunities available to us. We will seek to develop proprietary technologies that provide a competitive edge.

We will achieve our goals by flawlessly executing our business plans and by strictly adhering to these guiding principles along with our more comprehensive Standards of Business Conduct.

TABLE OF CONTENTS

ETHICS

The policy of Exxon Mobil Corporation is one of strict observance of all laws applicable to its business.

The Corporation's policy does not stop there. Even where the law is permissive, the Corporation chooses the course of the highest integrity. Local customs, traditions, and mores differ from place to place, and this must be recognized. But honesty is not subject to criticism in any culture. Shades of dishonesty simply invite demoralizing and reprehensible judgments. A well-founded reputation for scrupulous dealing is itself a priceless company asset.

Employees must understand that the Corporation does care how results are obtained, not just that they are obtained. Employees must be encouraged to tell higher management all that they are doing, to record all transactions accurately in their books and records, and to be honest and forthcoming with the Corporation's internal and external auditors. The Corporation expects employees to report suspected violations of law or ExxonMobil policies to company management.

The Corporation expects compliance with its standard of integrity throughout the organization and will not tolerate employees who achieve results at the cost of violation of laws or who deal unscrupulously. The Corporation supports, and expects you to support, any employee who passes up an opportunity or advantage that would sacrifice ethical standards.

Equally important, the Corporation expects candor from managers at all levels and compliance with ExxonMobil policies, accounting rules, and controls. One harm which results when managers conceal information from higher management or the auditors is that subordinates within their organizations think they are being given a signal that company policies and rules can be ignored when they are inconvenient. This can result in corruption and demoralization of an organization. The Corporation's system of management will not work without honesty, including honest bookkeeping, honest budget proposals, and honest economic evaluation of projects.

It is ExxonMobil's policy that all transactions shall be accurately reflected in its books and records. This, of course, means that falsification of its books and records or the creation or maintenance of any off-the-record bank accounts is strictly prohibited.

CONFLICTS OF INTEREST

Exxon Mobil Corporation's policy requires that directors, officers, and employees avoid any conflict between their own interests and the interests of the Corporation in dealing with suppliers, customers and other third parties, and in the conduct of their personal affairs, including transactions in securities of the Corporation, any affiliate, or any nonaffiliated organization.

It is also a conflict of interest for an employee, during or subsequent to employment and without proper authority, to give or make available to anyone, or use for his/her own benefit, information of a confidential nature derived from his/her employment.

ANTITRUST

It is the policy of Exxon Mobil Corporation that all of its directors, officers, and employees shall, in carrying out their duties to the Corporation, comply with the antitrust and competition laws of the United States and with those of any other country or group of countries which are applicable to the Corporation's business.

No director, officer, or employee should assume that the Corporation's interest ever requires otherwise. Moreover, no one in the Corporation has authority to give any order or direction that would result in a violation of this policy.

It is recognized that, on occasion, there may be legitimate doubt as to the proper interpretation of the law. In such a circumstance, it is required that the directors, officers, and employees refer the case through appropriate channels to the Law Department for advice.

INTERNATIONAL OPERATIONS

Exxon Mobil Corporation's International Operations policy, like its Ethics and Antitrust policies, requires all employees and agents of the Corporation to comply in all respects with applicable laws and to conduct the Corporation's business to the highest ethical standard.

The laws that apply to particular international transactions and activities include those of the countries where the transaction or activity occurs. The applicable laws may also include certain U.S. laws which govern international operations of U.S. companies and U.S. citizens. Accordingly, while conducting the Corporation's international operations, employees of the Corporation and its U.S. and overseas affiliates should consult with counsel to ensure they are aware of, and are complying with, applicable U.S. laws.

Particular attention should be given to the specific requirements of U.S. laws in the following areas:

- trade sanctions
- export controls
- foreign corrupt practices
- anti-boycott

POLITICAL ACTIVITIES

Exxon Mobil Corporation does not make contributions to political candidates or political parties except as permitted by applicable laws and authorized by the Board of Directors.

It is the Corporation's policy to communicate information and views on issues of public concern that have an important impact on the Corporation.

The Corporation considers that registering and voting, contributing financially to the party or candidate of one's choice, keeping informed on political matters, serving in civic bodies, and campaigning and officeholding at local, state, or national levels are highly important rights and responsibilities of the citizens of a democracy.

Employees engaging in political activity will do so as private citizens and not as representatives of the Corporation. An employee's personal lawful political contributions, or decision not to make contributions, will not influence the employee's compensation, job security, or opportunities for advancement.

DIRECTORSHIPS

It is the policy of Exxon Mobil Corporation to restrict the holding by employees of directorships in nonaffiliated commercial, industrial, or financial organizations and to prohibit the acceptance by any employee of such a directorship if it would involve a conflict of interest with, or interfere with, the discharge of the individual's duties to the Corporation. It is recognized, however, that employees may serve as directors of affiliated companies and such service shall be part of an employee's normal work schedule. Directorships in nonprofit organizations may be held where such organizations' activities have a bearing on the business of the Corporation or the environment in which it operates, and no ExxonMobil support, financial or otherwise, is implied.

Holding of directorships shall be consistent with the Guidelines on Directorships which are approved by the Chairman of the Board.

HEALTH

It is Exxon Mobil Corporation's policy to:

- identify and evaluate health risks related to its operations that potentially affect its employees, contractors or the public;
- implement programs and appropriate protective measures to control such risks, including appropriate monitoring of its potentially affected employees;
- communicate in a reasonable manner to potentially affected individuals or organizations and the scientific community, knowledge about health risks gained from its health programs and related studies;
- determine at the time of employment and thereafter, as appropriate, the medical fitness of employees to do their work without undue risk to themselves or others;
- provide or arrange for medical services necessary for the treatment of employee occupational illness or injuries and for the handling of medical emergencies;
- comply with all applicable laws and regulations, and apply responsible standards where laws and regulations do not exist;
- work with government agencies and others to develop responsible laws, regulations, and standards based on sound science and consideration of risk;
- conduct and support research to extend knowledge about the health effects of its operations;
- undertake appropriate reviews and evaluations of its operations to measure progress and to ensure compliance with this policy;
- provide voluntary health promotion programs designed to enhance employees' well being, productivity, and personal safety. These programs should supplement, but not interfere with, the responsibility of employees for their own health care or their relationship with personal physicians. Information about employees obtained through the implementation of these programs should be considered confidential and should not be revealed to non-medical personnel except: at the request of the employee concerned, when required by law, when dictated by overriding public health considerations, or when necessary to implement the guidelines of the Alcohol and Drug Use policy.

ENVIRONMENT

It is Exxon Mobil Corporation's policy to conduct its business in a manner that is compatible with the balanced environmental and economic needs of the communities in which it operates. The Corporation is committed to continuous efforts to improve environmental performance throughout its operations.

Accordingly, the Corporation's policy is to:

- comply with all applicable environmental laws and regulations and apply responsible standards where laws and regulations do not exist;
- encourage concern and respect for the environment, emphasize every employee's responsibility in environmental performance, and ensure appropriate operating practices and training;
- work with government and industry groups to foster timely development of effective environmental laws and regulations based on sound science and considering risks, costs, and benefits, including effects on energy and product supply;
- manage its business with the goal of preventing incidents and of controlling emissions and wastes to below harmful levels; design, operate, and maintain facilities to this end;
- respond quickly and effectively to incidents resulting from its operations, cooperating with industry organizations and authorized government agencies;
- conduct and support research to improve understanding of the impact of its business on the environment, to improve methods of environmental protection, and to enhance its capability to make operations and products compatible with the environment;
- communicate with the public on environmental matters and share its experience with others to facilitate improvements in industry performance;
- undertake appropriate reviews and evaluations of its operations to measure progress and to ensure compliance with this policy.

SAFETY

It is Exxon Mobil Corporation's policy to conduct its business in a manner that protects the safety of employees, others involved in its operations, customers, and the public. The Corporation will strive to prevent all accidents, injuries, and occupational illnesses through the active participation of every employee. The Corporation is committed to continuous efforts to identify and eliminate or manage safety risks associated with its activities.

Accordingly, the Corporation's policy is to:

- design and maintain facilities, establish management systems, provide training and conduct operations in a manner that safeguards people and property;
- respond quickly, effectively, and with care to emergencies or accidents resulting from its operations, cooperating with industry organizations and authorized government agencies;
- comply with all applicable laws and regulations, and apply responsible standards where laws and regulations do not exist;
- work with government agencies and others to develop responsible laws, regulations, and standards based on sound science and consideration of risk;
- conduct and support research to extend knowledge about the safety effects of its operations, promptly applying significant findings and, as appropriate, sharing them with employees, contractors, government agencies, and others who might be affected;
- stress to all employees, contractors, and others working in its behalf their responsibility and accountability for safe performance on the job and encourage safe behavior off the job;
- undertake appropriate reviews and evaluations of its operations to measure progress and to ensure compliance with this policy.

PRODUCT SAFETY

It is Exxon Mobil Corporation's policy to:

- identify and manage risks associated with its products and not manufacture or sell products when it is not possible through proper design, procedures, and practices to provide an appropriate level of safety for people and the environment;
- specify precautions required in handling, transporting, using, and disposing of its products and take reasonable steps to communicate them to employees, customers, and others who might be affected;
- comply with all applicable laws and regulations and apply responsible standards where laws and regulations do not exist;
- work with government agencies and others, as appropriate, to develop responsible laws, regulations, and standards based on sound science and consideration of risk;
- include identification and control of potentially adverse health, safety, and environmental effects as priority considerations in the planning and development of products;
- conduct and support research to extend knowledge about the health, safety and environmental effects of its products, promptly applying significant findings and, as appropriate, sharing them with its employees, contractors, customers, the scientific community, government agencies, and the public;
- undertake appropriate reviews and evaluations of its operations to measure progress and to ensure compliance with this policy.

CUSTOMER RELATIONS AND PRODUCT QUALITY

Exxon Mobil Corporation recognizes customer satisfaction is of primary importance to its success. Mindful of its responsibility to the consumers it serves directly and the customers who resell its products, the Corporation strives to understand their requirements and concerns and to merit their business by responding effectively to their needs.

Specifically, the Corporation's policy is to:

- provide high-quality products that meet or exceed equipment specifications and consumer needs under all reasonable circumstances;
- furnish services that reliably meet responsible standards of performance, efficiency, and courtesy;
- furnish accurate and sufficient information about its products and services, including details of guarantees and warranties, so that a customer can make an informed purchasing decision;
- require truth in advertising and all other communications.

In addition, where ExxonMobil's products reach the ultimate consumer through independent parties, such as service station dealers and distributors, the Corporation's policy is to actively encourage such parties to achieve standards comparable to those which have been established for ExxonMobil's own performance.

ALCOHOL AND DRUG USE

Exxon Mobil Corporation is committed to a safe, healthy, and productive workplace for all employees. The Corporation recognizes that alcohol, drug, or other substance abuse by employees will impair their ability to perform properly and will have serious adverse effects on the safety, efficiency and productivity of other employees and the Corporation as a whole. The misuse of legitimate drugs, or the use, possession, distribution or sale of illicit or unprescribed controlled drugs on company business or premises, is strictly prohibited and is grounds for termination. Possession, use, distribution, or sale of alcoholic beverages on company premises is not allowed without prior approval of appropriate senior management. Being unfit for work because of use of drugs or alcohol is strictly prohibited and is grounds for termination of employment. While this policy refers specifically to alcohol and drugs, it is intended to apply to inhalants and all other forms of substance abuse.

The Corporation recognizes alcohol or drug dependency as a treatable condition. Employees who suspect they have an alcohol or drug dependency are encouraged to seek advice and to follow appropriate treatment promptly before it results in job performance problems. Employee Health Advisory Program or medical professional staff will advise and assist in securing treatment. Those employees who follow approved treatment will receive disability benefits in accordance with the provisions of established benefit plans and medical insurance coverage consistent with existing plans.

No employee with alcohol or drug dependency will be terminated due to the request for help in overcoming that dependency or because of involvement in a rehabilitation effort. However, an employee who has had or is found to have a substance abuse problem will not be permitted to work in designated positions identified by management as being critical to the safety and well-being of employees, the public, or the Corporation. Any employee returning from rehabilitation will be required to participate in a company-approved after-care program. If an employee violates provisions of the employee Alcohol and Drug Use policy, appropriate disciplinary action will be taken. Such action cannot be avoided by a request at that time for treatment or rehabilitation. If an employee suffering from alcohol or drug dependency refuses rehabilitation or fails to respond to treatment or fails to meet satisfactory standards of effective work performance, appropriate disciplinary action, up to and including termination, will be taken.

ALCOHOL AND DRUG USE (continued)

This policy does not require and should not result in any special regulations, privileges, or exemptions from normal job performance requirements.

ExxonMobil may conduct unannounced searches for drugs and alcohol on company owned or controlled property. The Corporation may also require employees to submit to medical evaluation or alcohol and drug testing where cause exists to suspect alcohol or drug use, including workplace incidents. Unannounced periodic or random testing will be conducted when an employee meets any one of the following conditions: has had a substance abuse problem or is working in a designated position identified by management, a position where testing is required by law, or a specified executive position. A positive test result or refusal to submit to a drug or alcohol test is grounds for disciplinary action, including termination.

Contractor, common carrier, and vendor personnel are also covered by paragraph one and the search provisions of paragraph four of this policy. Those who violate the policy will be removed from company premises and may be denied future entry.

In addition to the above policy, it is a requirement of the Corporation that all applicants accepting offers of regular employment must pass a drug test.

EQUAL EMPLOYMENT OPPORTUNITY

It is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements. The Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training.

Managers and supervisors are responsible for implementing and administering this policy, for maintaining a work environment free from unlawful discrimination, and for promptly identifying and resolving any problem area regarding equal employment opportunity.

In addition to providing equal employment opportunity, it is also the Corporation's policy to undertake special efforts to:

- develop and support educational programs and recruiting sources and practices that facilitate employment of minorities and women;
- develop and offer work arrangements that help to meet the needs of the diverse work force in balancing work and family obligations;
- establish company training and developmental efforts, policies, and programs that support diversity in the work force and enhance the representation of minorities and women throughout the company;
- assure a work environment free from sexual, racial, or other harassment;
- make reasonable accommodations that enable qualified disabled individuals to perform the essential functions of their jobs;
- emphasize management responsibility in these matters at every level of the organization.

Individuals who believe they have observed or been subjected to prohibited discrimination should immediately report the incident to their supervisor, higher management, or their designated Human Resources contact. Complaints will be investigated and handled as confidentially as possible.

Individuals will not be subjected to harassment, intimidation, discrimination, or retaliation for exercising any of the rights protected by this policy and the various EEO statutes.

EQUAL EMPLOYMENT OPPORTUNITY
(modified for application in the U.S.)

It is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements regardless of their race, color, sex, religion, national origin, citizenship status, age, physical or mental disability, veteran or other legally protected status. The Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training.

Managers and supervisors are responsible for implementing and administering this policy, for maintaining a work environment free from unlawful discrimination, and for promptly identifying and resolving any problem area regarding equal employment opportunity.

In addition to providing equal employment opportunity, it is also the Corporation's policy to undertake special efforts to:

- develop and support educational programs and recruiting sources and practices that facilitate employment of minorities and women;
- develop and offer work arrangements that help to meet the needs of the diverse work force in balancing work and family obligations;
- establish company training and developmental efforts, policies, and programs that support diversity in the work force and enhance the representation of minorities and women throughout the company;
- assure a work environment free from sexual, racial, or other harassment;
- make reasonable accommodations that enable qualified disabled individuals to perform the essential functions of their jobs;
- emphasize management responsibility in these matters at every level of the organization.

Individuals who believe they have observed or been subjected to prohibited discrimination should immediately report the incident to their supervisor, higher management, or their designated Human Resources contact. Complaints will be investigated and handled as confidentially as possible.

Individuals will not be subjected to harassment, intimidation, threats, coercion, discrimination, or retaliation for opposing any unlawful act or practice, or making a complaint, assisting or participating in an investigation or any other proceeding, or otherwise exercising any of the rights protected by this policy or any Federal, state, or local EEO laws, including the Vietnam Veterans' Readjustment Assistance Act of 1973 and Section 503 of the Rehabilitation Act of 1973 as amended, and any Federal, state, or local laws requiring equal opportunity for disabled persons, special disabled veterans or veterans of the Vietnam era.

HARASSMENT IN THE WORKPLACE

It is the policy of Exxon Mobil Corporation to prohibit any form of harassment in any company workplace. The objective of this policy is to provide a work environment that fosters mutual employee respect and working relationships free of harassment. The Corporation specifically prohibits any form of harassment by or toward employees, contractors, suppliers, or customers.

Under the Corporation's policy, harassment is any inappropriate conduct which has the purpose or effect of:

- creating an intimidating, hostile, or offensive work environment;
- unreasonably interfering with an individual's work performance; or
- affecting an individual's employment opportunity.

Harassment will not be tolerated. Forms of harassment include, but are not limited to, unwelcome verbal or physical advances and sexually, racially, or otherwise derogatory or discriminatory materials, statements, or remarks. All employees, including supervisors and managers, will be subject to disciplinary action up to and including termination for any act of harassment.

Individuals who believe they have been subjected to harassment should immediately report the incident to their supervisor, higher management, or their designated Human Resources contact. All complaints will be promptly and thoroughly investigated. The Corporation will treat such complaints as confidentially as possible, releasing information only to those with a need or right to know.

Any employee or supervisor who observes or becomes aware of harassment should immediately advise their supervisor, higher management, or their designated Human Resources contact. No employee should assume that the Corporation is aware of a problem. All complaints and concerns should be brought to management's or Human Resources' attention so that steps can be taken to correct them.

No retaliation will be taken against any employee because he or she reports a problem concerning possible acts of harassment. Employees can raise concerns and make reports without fear of reprisal. Questions about what constitutes harassing behavior should be directed to the employee's supervisor or Human Resources contact.

HARASSMENT IN THE WORKPLACE
(modified for application in the U.S.)

It is the policy of Exxon Mobil Corporation to prohibit any form of harassment in any company workplace. The policy prohibits unlawful harassment based on race, color, sex, religion, national origin, citizenship status, age, physical or mental disability, veteran or other protected status, as well as any other form of harassment, even if the harassing conduct is lawful. The objective of this policy is to provide a work environment that fosters mutual employee respect and working relationships free of harassment. The Corporation specifically prohibits any form of harassment by or toward employees, contractors, suppliers, or customers.

Under the Corporation's policy, harassment is any inappropriate conduct which has the purpose or effect of:

- creating an intimidating, hostile, or offensive work environment;
- unreasonably interfering with an individual's work performance; or
- affecting an individual's employment opportunity.

Harassment will not be tolerated. Forms of harassment include, but are not limited to, unwelcome verbal or physical advances and sexually, racially, or otherwise derogatory or discriminatory materials, statements, or remarks. All employees, including supervisors and managers, will be subject to disciplinary action up to and including termination for any act of harassment.

Individuals who believe they have been subjected to harassment should immediately report the incident to their supervisor, higher management, or their designated Human Resources contact. All complaints will be promptly and thoroughly investigated. The Corporation will treat such complaints as confidentially as possible, releasing information only to those with a need or right to know.

Any employee or supervisor who observes or becomes aware of harassment should immediately advise their supervisor, higher management, or their designated Human Resources contact. No employee should assume that the Corporation is aware of a problem. All complaints and concerns should be brought to management's or Human Resources' attention so that steps can be taken to correct them.

No retaliation will be taken against any employee because he or she reports a problem concerning possible acts of harassment. Employees can raise concerns and make reports without fear of reprisal. Questions about what constitutes harassing behavior should be directed to the employee's supervisor or Human Resources contact.

OPEN DOOR COMMUNICATION

Employees are encouraged to discuss and resolve their concerns, problems, and ideas at all times with their immediate supervisor who is expected to be available and indeed seek opportunities for such discussions.

Following thorough discussions with the immediate supervisor, an employee may request further review of a particular situation or a decision reached and should be encouraged to talk with the next level of supervision.

Further discussion may take place with or without the immediate supervisor present, at the employee's option.

These discussions may continue up to the appropriate level of management necessary to resolve the situation. The process should involve every effort to restore normal communication between employees and their immediate supervisor.

An employee who has reason to believe that someone has acted, or will act illegally, should promptly report this information to his/her supervisor, the next level of supervision, or ExxonMobil legal counsel. Alternatively, the employee may provide information in confidence by calling the ExxonMobil Hotline, 1-800-963-9966. If you have any questions concerning any aspect of the policies contained in this booklet, do not hesitate to ask your supervisor or other appropriate member of management.

ExxonMobil

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

9990270

ExxonMobil

Working Together

U.S. Edition



Table of Contents





Introduction

At ExxonMobil, we believe that our success as a business enterprise is rooted in the quality of our employees. Our objective is to hire the most qualified person available for each job opportunity, regardless of individual characteristics. We are committed to providing a positive work environment which values the wide-ranging perspectives inherent in our diverse workforce and which fosters individual growth and achievement of business goals. We further believe that all individuals should be treated with dignity and respect. Thus, it is essential that ExxonMobil's workplaces be free of all forms of harassment.

Harassment, even in its most subtle forms, is in direct conflict with Company policy and acceptable standards of workplace behavior and will not be tolerated.

Defining what constitutes harassment can be difficult. Behavior or actions objectionable to one person may not be objectionable to another. This *ExxonMobil Working Together* booklet is intended to enhance your understanding of what constitutes harassment in the workplace, how to avoid it and what to do if it occurs.

The booklet details our Company harassment policy, describes behavior that is unacceptable in our workplace, outlines our complaint process, discusses examples of inappropriate behavior and answers questions concerning the policy's interpretation.

Our harassment policy prohibits any form of ***unlawful*** harassment. In addition the policy also prohibits behavior that is ***not unlawful*** but which the Company considers inappropriate and unacceptable in the ExxonMobil workplace. In ExxonMobil Working Together terms such as "harassment" or "hostile work environment" are used to describe all behaviors that are inappropriate and unacceptable under our policy. While these behaviors or actions may be considered "harassment" under Company policy, they do not necessarily constitute unlawful conduct under current legal definitions.

It is your responsibility to help ensure that our workplace is harassment free. Your cooperation and commitment to the harassment policy's objectives are essential if we are to reach this important business goal. If you have questions, please address them with your supervisor or local Human Resources contact.



Harassment In The Workplace Policy

It is the policy of ExxonMobil to prohibit any form of harassment in any Company workplace. The policy prohibits unlawful harassment based on race, color, sex, religion, national origin, citizenship status, age, physical or mental disability, veteran or other protected status, as well as any other form of harassment, even if the harassing conduct is lawful. The objective of this policy is to provide a work environment that fosters mutual employee respect and working relationships free of harassment. The Company specifically prohibits any form of harassment by or toward employees, contractors, suppliers or customers.

Under ExxonMobil's policy, harassment is any inappropriate conduct which has the purpose or effect of:

- Creating an intimidating, hostile or offensive work environment;
- Unreasonably interfering with an individual's work performance; or
- Affecting an individual's employment opportunity.

Harassment will not be tolerated. Forms of harassment include, but are not limited to, unwelcome verbal or physical advances and sexually, racially or otherwise derogatory or discriminatory materials, statements or remarks. All employees, including supervisors and managers, will be subject to disciplinary action up to and including termination for any act of harassment.

Individuals who believe they have been subjected to harassment should immediately report the incident to their supervisor, higher management or their designated Human Resources contact. All complaints will be promptly and thoroughly investigated. ExxonMobil will treat such complaints as confidentially as possible, releasing information only to those with a need or right to know.

Any employee or supervisor who observes or becomes aware of harassment should immediately advise their supervisor, higher management or their designated Human Resources contact. No employee should assume that ExxonMobil is aware of a problem. All complaints and concerns should be brought to management's or Human Resources' attention so that steps can be taken to correct them.

No retaliation will be taken against any employee because he or she reports a problem concerning possible acts of harassment. Employees can raise concerns and make reports without fear of reprisal. Questions about what constitutes harassing behavior should be directed to the employee's supervisor or Human Resources contact.



Categories of Harassment

There are two major categories of harassment:

Hostile Work Environment: The purpose or effect of this type of harassment is to unreasonably interfere with an individual's work performance or to create an intimidating or offensive work environment. To determine if specific behaviors create an intimidating or offensive work environment a "reasonable person" test is applied. Would a reasonable person be genuinely offended or intimidated by the specific conduct? Would the behavior cause the work environment to be offensive or intimidating for a reasonable person?

Would a reasonable person be offended by an invitation to dinner on one or two occasions? No, and these limited requests would not be considered harassment. However, a reasonable person would be offended or intimidated if the invitations continued despite a clear indication by the recipient that he/she had no interest in establishing a personal relationship with the requestor. Repeated unwelcome invitations for dinner dates would create an offensive work environment for the invitee.

Would a reasonable person be offended by hearing the frequent use of profanity or sexual epithets? Yes, and this language would create an offensive work environment for the person who is unwillingly subjected to it.

Managers, supervisors, employees and non-employees can create a hostile work environment through their unwelcome offensive conduct.

Tangible Employment Action: The purpose or effect of this type of harassment is to condition an employment action to the submission to or the rejection of inappropriate demands, normally of a sexual nature.

Conditioning an offer of employment, transfer, promotion, avoiding layoff or separation, performance assessment or salary treatment to an explicit or implicit demand for sexual favors is harassment.

Generally, only managers and supervisors who have the ability to condition job benefits or opportunities to the acquiescence to sexual propositions can commit this type of harassment. However, employees in quasi-supervisory roles (e.g., trainers, team leaders) can also be guilty of this type of harassment, if they make compliance with demands for sexual favors a basis for a tangible employment action.

Forms of Harassment

Harassment can occur in several different forms. Listed below are the primary forms harassment can take with some examples of prohibited behavior.

Verbal: degrading jokes, comments or innuendoes relating to an individual's characteristics; racial or ethnic slurs or epithets; sexually graphic comments or epithets; unwanted sexual flirtations or propositions; threats of harm or violence. Verbal harassment can be in the form of oral or written communications, E-mail and voice mail.

Visual: derogatory, demeaning or suggestive posters, cards, cartoons, graffiti, drawings; suggestive gestures or objects; intimidating or threatening gestures.

Physical: unnecessary and unwanted touching; impeding or blocking movements; physical interference with normal work or movement; assault.

Assessing Your Behavior

A Good Rule to Follow

If there is any question in your mind about whether your own behavior or comments might be harassing, don't do it.

Could your behavior be considered harassing?

- Would you change your behavior if your spouse, son or daughter was within hearing distance?
- Would you feel uncomfortable if the same behavior or comment was directed at you or someone in your family?
- Would you be embarrassed if a newspaper published an account of your actions or comments?

If you answered "yes" to any of these questions, your behavior or comments could be considered harassing.

BEING HARASSED CAN MAKE A PERSON FEEL:	IMPACT OF HARASSMENT CAN BE:
Angry	Absenteeism
Embarrassed	Attrition
Frustrated	Lost competitiveness
Guilty	Lost productivity
Helpless	Low morale
Isolated	Poor quality work
Ostracized	Poor teamwork
Uncomfortable	





Harassment Prevention Process

ExxonMobil has taken a number of actions to prevent harassment from occurring in our workplace. These actions include:

Policy

ExxonMobil has developed a Harassment in the Workplace Policy that prohibits all forms of unlawful harassment. The policy also prohibits certain behaviors that are not unlawful but which are considered inappropriate in a business setting. These behaviors are prohibited because they are incompatible with our objective of creating a positive work environment where individuals are treated with respect and dignity and encouraged to develop their full capabilities and make a positive contribution to the business.

Communications

Our harassment policy is communicated to employees at the time of their employment. Subsequent communication occurs during periodic Business Practices Reviews or through our policy mailings to employees. The policy is included in our Standards of Business Conduct booklet and posted on the ExxonMobil Intranet site. Senior operating and site managers provide periodic reminders to managers and supervisors of their responsibilities under the Harassment in the Workplace Policy. Site managers post annual letters to employees and applicants reminding them that harassment is prohibited and whom to contact if a problem arises. All harassment communications emphasize that inappropriate conduct is prohibited and will not be tolerated by the Company. Employees are advised to not tolerate harassment and to promptly report any prohibited conduct to a member of management or to Human Resources.

Education and Training

Our harassment policy is covered in new hire orientation programs. Copies of the policy and the ExxonMobil Working Together booklet are given to all new employees. The harassment policy and addressing harassment issues are included in appropriate supervisor training programs.

Accountability and Stewardship

Senior operating managers steward harassment complaints that result in corrective actions. Harassment policy compliance is evaluated during routine business audits.

Enforcement

Disciplinary action is imposed for violations of the harassment policy. The nature and severity of the conduct, history of the offender and organization precedent are considered in determining the appropriate level of discipline. Violations of the harassment policy may result in the termination of employees and denying non-employees access to our work sites.

Harassment Resolution Process

ExxonMobil provides a correction or resolution process for employees to use if they believe they have been subjected to harassment. It is critical that employees use this process for several reasons.

Failure to bring forward legitimate complaints of harassment allows the inappropriate behavior to continue unchallenged, signaling to the perpetrator the behavior may be acceptable and creating an opportunity for more individuals to be harassed. Additionally, courts have held that individuals are expected to use their employer's preventative and corrective measures.

Our harassment resolution process includes the following steps:

Confront Offensive Conduct

Employees are encouraged to warn offenders when they observe or experience behavior that could be perceived as harassing. In confronting potentially harassing conduct employees should be direct, candid and clearly communicate that the behavior is unwelcome, offensive and must stop. Employees should document these incidents and their communications with offenders and retain the documentation for future use, if the behavior does not stop.

Report Offensive Conduct

Employees who are uncomfortable personally confronting harassment should promptly report incidents of offensive conduct to their supervisor, manager or appropriate Human Resources representative.

Employees who personally confront offensive conduct but are unsuccessful in stopping it or employees who observe conduct that is a severe or flagrant policy violation should promptly report these incidents to their supervisors, the next level of management or to an appropriate Human Resources contact.

Employees are protected from retaliation for reporting harassment incidents.

Supervisors should promptly notify Human Resources when they receive a harassment complaint so that Human Resources can determine the scope of the investigation required and to ensure incidents are handled consistently.



Harassment Complaint Investigations

When warranted, Human Resources will form a team and conduct an investigation with advice and support from the Law Department. Witnesses will be interviewed and file documents reviewed by a team of experienced investigators. Individuals participating in harassment investigations will be protected from retaliation. Results of investigations will be shared only with those individuals with a need or right to know about the complaint.

Communications and Corrective Actions

Investigative teams will determine if a policy violation has occurred and make recommendations to line managers. Line managers will evaluate the investigation findings and recommendations. Line managers will communicate the outcomes of the investigations to the complainants and those accused. Line managers will implement corrective actions and impose discipline, when appropriate. Specific disciplinary actions will not be disclosed to complainants.



Recognizing Harassment

What kind of behavior is considered unacceptable under the provisions of our harassment policy? Some situational vignettes are included in this section of the ExxonMobil Working Together booklet to help clarify the interpretation of the policy.

Age-Related Comments

Frank started with the Company as a pipefitter almost 32 years ago. He has enjoyed his career at the refinery although he knows that nobody makes it through a career without a few bumps and periods of unhappiness. He is going through one such period now. The group he currently works with is much younger. They often tease him about his age, calling him "gramps" or "old timer." They frequently insinuate that they can do his job better and faster. As a practical joke, one co-worker gave him a cane on his last birthday. Frank feels he has a lot to offer the Company; however, lately he has let their comments get the best of him. He's begun to wonder whether it is worth the hassle and is considering early retirement.

In this example Frank has been subjected to harassment, as defined by our policy, based on his age. While these comments may appear innocuous, they are not. The repeated joking and teasing have created a hostile work environment for Frank. Frank may not be willing to tell his co-workers that their barbs offend him because he does not want to appear weak and feels the teasing will only escalate if he complains. So Frank suffers their jokes silently but at significant cost to his dignity, self-esteem and productivity. The work environment has become so hostile for Frank that he is contemplating retirement. Age-related jokes, teasing, taunting and hazing are behaviors that are prohibited by our harassment policy.

Race-Related Comments

Steve has started to dislike "hanging out" with his friends at work. Their behavior toward a new employee, Joe, a Hispanic man, has been embarrassing and insulting. Steve's friends have begun telling ethnic jokes and making cruel comments about Hispanics in Joe's presence. Steve realizes that Joe is bothered by their comments. Joe has been very quiet and appears to be losing interest in his work.

Although Steve knows that Joe's work and attitude have been negatively affected, he doesn't know what, if anything, he can or should do about it. In fact, he's beginning to worry about the effect these incidents and interruptions have had on his own performance. He feels that Joe is a hard worker with much potential, but that he won't last long in this work group.

In this scenario both Steve and Joe were victims of harassment. Both men have been disturbed and offended by the comments and jokes of their co-workers. The offensive work environment has taken its toll, affecting Joe's interest in his job and Steve's ability to concentrate on his work. Racially-based jokes and demeaning or degrading comments create a hostile work environment for both the target of the comments and for other employees who are disturbed or offended when exposed to them. Employees cannot focus on their work when they are distracted and demoralized by an offensive work environment. Racial, ethnic, national origin, gender, religious, age or disability- related degrading jokes or comments are prohibited by our policy.

Mimicking A Physical Or Mental Disability

Anthony was severely hurt while playing football in college. Although he now wears braces on his legs, he has learned to overcome much of his physical disability. However, at work he has seen co-workers mimicking his awkward walk and slow pace. Anthony is self-conscious about it and is starting to isolate himself from group projects. His supervisor is becoming concerned about his decreased performance and apparent reluctance to get involved in team initiatives.

Anthony was subjected to harassment, as defined by our policy, in this example. Mimicking, teasing or taunting an individual because of an actual or perceived disability creates a hostile and intimidating work environment for that person. Being treated as different, damaged or broken isolates the individual with the impairment and unreasonably interferes with that person's ability to do his job. Attempts at humor at the expense of an individual with an impairment are cruel and offensive. Taunting, mimicking, or teasing an individual based on an actual or perceived mental or physical disability is prohibited by our harassment policy.

Unwanted Physical Contact & Unwelcome Persistent Solicitations And Quid Pro Quo

Sharon's transfer to her new position in the headquarters building was a smooth experience except that her new supervisor, David, made her uncomfortable. While she never saw him touch other co-workers, it seemed as if he couldn't talk to her without touching her arm or shoulder. She requested, on several occasions, that he refrain from touching her; however, his behavior did not stop. He repeatedly insisted that she go out with him for drinks and dinner after work. He told her it had taken much of his time and energy to ensure she would progress in the job and he implied that her career potential depended on acceptance of his invitation.

In this scenario David has violated our harassment policy. Sharon clearly put David on notice that his conduct was unwelcome but he persisted and implied that her acquiescence would have career implications. Unwanted touching or physical contact creates a hostile work environment for the victim and violates our policy. Persistent unwelcome requests to engage in a personal social relationship create an offensive work environment and are violations of our policy. Promising a tangible employment action in return for submission to sexual demands is prohibited by our harassment policy.

Sexual Innuendoes & Sexually Explicit Conversations

Jane has worked for the Company for almost ten years. She is known for her quick wit and sexual innuendoes. Her co-workers, Steve and Al, laugh at Jane's jokes and think she has a great sense of humor. Every Monday morning, the three gather around Jane's desk and share stories about their latest weekend romances. These conversations are usually of a sexual nature and are sometimes quite graphic. Nora sits at a desk next to Jane and though she tries to dismiss the sexually explicit conversations, she is embarrassed and silently fumes.

In this example Nora has been subjected to harassment, as defined by our policy. Although this type of banter may not be personally offensive to the parties engaging in it, sexually explicit conversations or



epithets can be disturbing and offensive to bystanders who hear or witness these exchanges. In this example the sexual innuendoes and explicit sexual conversations were not offensive to Jane, Steve and Al. However, they did offend and embarrass Nora. Nora is reluctant to express her discomfort with her co-workers' conduct because she does not want to be labeled a prude or to be ostracized by her peers. Sexually graphic comments, innuendoes and epithets are inappropriate in the work environment and are prohibited by our harassment policy.

Threatening & Intimidating Conduct

Brian and his co-workers dread reporting any type of operating error or problem to Jackie, their unit supervisor. Jackie's typical response in these situations is to launch a barrage of profanity, personally berate employees, throw papers and slam doors. The employees in Jackie's section are intimidated by her behavior but are reluctant to complain because they fear retaliation by Jackie or her supervisory peers.

In this scenario Brian and his co-workers have been subjected to harassment, as defined by our policy. Jackie's behavior has intimidated the entire work group making them fearful and uncomfortable to approach her to discuss work issues. Jackie's behavior has compromised the group's effectiveness and unnecessarily restricted their ability to do their jobs. Our harassment policy seeks to create a positive supportive work environment where employees are treated with respect and dignity, where they can develop their full capabilities and make a positive contribution to the business. The repeated use of intimidating and threatening behaviors such as yelling, use of profanity, throwing objects or slamming doors creates a hostile work environment and violates the intent of our policy.

Taunting Based On Perceived Sexual Orientation

In Betty's work group her co-workers' idea of sport is to speculate about her sexual orientation. Male co-workers frequently use innuendoes, double entendres, sexual epithets and explicit sexual references in commenting on her sexual orientation. Betty is offended and disturbed by their behavior. She hates coming to work but values her job and the security it provides her. Betty is reluctant to complain because she believes it would only exacerbate the taunting and that her co-workers would find subtle ways to retaliate against her and make her work life more difficult.

Betty's co-workers have violated our harassment policy by creating a hostile work environment through their actions. Their taunting and teasing have embarrassed and angered Betty, destroyed her enthusiasm for her job and restricted her ability to concentrate on her work. Degrading jokes, comments or innuendoes related to any aspect of an individual's characteristics, including actual or perceived sexual orientation, create a hostile and offensive work environment and are prohibited by our policy.

It Is Not Harassment

The following examples illustrate situations that would not constitute harassment:

Annette and Darryl met while working on a group project. After the first few months they got to know one another fairly well and became good friends. Darryl often invited her to go out for a drink or dinner after work and she gladly accepted.

ExxonMobil recognizes that friendly relationships do occur between co-workers. Annette and Darryl have voluntarily entered into a mutually agreeable personal relationship that does not adversely affect their job performance nor office environments.

George called his staff into his office and immediately began assigning tasks. "Manuel, you will be the lead on this rush project. Robin and Minh will work the budget analysis section and Ted can prepare the graphics and slides. I will have lunch brought in...cancel any meetings you had scheduled for today...this package needs to be completed, with slides, tonight. We'll meet in my office at 5:30 p.m. to review the package and decide on what needs to be done to finalize it. I'll need back-up statistics for the numbers referenced...any questions?" With that he left the room and his staff simultaneously groaned, "Here we go again."

While George's management style appears to be demanding and perhaps autocratic, it is clearly within the bounds of what a "reasonable person" would find appropriate in a business context. It is not harassment.

After repeated verbal warnings, Jack's supervisor Ahmed counsels him once again for tardiness and hands him a written warning letter. Jack is upset by the letter and worried that it will affect his employment opportunities. He decides to call Human Resources and complain that Ahmed is harassing him according to his understanding of the policy's definition of harassment.

The policy does not prohibit appropriate work-related conduct that an individual may find personally offensive or intimidating, such as candid feedback from a supervisor regarding inadequate work performance or counseling for poor attendance. Rather, the policy applies a reasonableness standard, and prohibits behavior that a reasonable person would find inappropriate in a business context.



Questions and Answers

1. What is the objective of the Company's harassment policy?

The objective of the Harassment in the Workplace policy is to ensure that all employees are afforded a work environment where they are treated with respect and dignity. Through the communication of this policy, responsibility is being assigned to supervisors and managers for maintaining environments free of all forms of harassment. Also, issuance of the policy is intended to be a clear statement to employees to not tolerate harassment and to report prohibited conduct to supervisors, managers or Human Resources. Only by maintaining an environment free of harassment can the Company create a supportive workplace where employees can develop their full capabilities and make a positive contribution to our business objectives. And only by allowing employees to give their best efforts can we achieve our goals of being the most efficient competitor in our industry and increasing the productivity of our workforce.

2. What are the Company's expectations for each employee under the harassment policy?

The Company has several expectations for each employee. First, employees are expected to conform their personal conduct to the provisions of the policy and treat all business associates with dignity and respect. Second, employees are encouraged to not tolerate harassing behavior directed at them or at their work associates. Employees should caution offenders that their behavior is offensive and unwelcome. If the behavior is not stopped, employees should report it to their supervisors, the offenders' supervisors, other members of management or Human Resources. If the offensive behavior is especially egregious, employees should immediately notify their supervisors, other members of management or Human Resources.

3. Is the workplace only the Company's physical premises?

"Workplace" is broadly defined. It includes Company premises, Company property, off-premise Company-sponsored functions, and meals and travel accommodations while on Company business. Off-the-job locations are considered an extension of the workplace when off-the-job behavior creates a hostile work environment or unreasonably interferes with an individual's job performance. For example, repeatedly making unwanted calls, that are not work-related, to a co-worker at home is prohibited by the policy if this behavior creates a hostile work environment.

4. What are some examples of conduct considered inappropriate under the policy?

Examples of inappropriate behavior in the work environment include but are not limited to:

- Repeated demeaning comments to an individual beyond performance feedback or other appropriate work-related conversation.
- Repeated cruel comments.
- Repeated use of profanity.
- Repeated use of intimidating behaviors such as yelling, slamming doors, or throwing objects.
- Repeated uninvited and unwelcome requests for dates.
- Repeated telling of off color stories.

5. Does ExxonMobil really want to create a climate where employees report on co-workers?

The climate that ExxonMobil wants to create is one where harassment is not accepted, tolerated or ignored. The only way to achieve that objective is to ensure that acts of harassment are promptly challenged and stopped. We need the help of all employees to do that. Tolerating or ignoring harassment suggests that the behavior is acceptable and potentially allows more employees to be victimized. Employees are encouraged to caution an individual if the behavior appears to approach harassment. If the behavior persists, it should be reported to your or the employee's supervisor or the Human Resources contact. A report of questionable conduct will not necessarily result in a formal investigation or discipline. It is anticipated that in many cases the supervisor and Human Resources contact will determine that the offender only needs to be counseled that their behavior is inconsistent with the policy's intent.

6. What happens if an employee observes questionable behavior but isn't certain it constitutes harassment?

The best approach in this case is to discuss the incident with your supervisor or Human Resources contact. If you are not certain the conduct is harassment but it makes you personally uncomfortable, you should bring it to the attention of your supervisor or Human Resources contact.

7. What will happen to an employee who witnesses harassment but does not report it?

Because a violation of the harassment policy has the potential to create serious liability issues for the Company, failure to report a suspected violation may result in discipline up to and including termination. In this respect the harassment policy is being treated like other Company policies with similar liability risks.

8. Can I tell my supervisor about a harassment incident off-the-record and request that no action be taken?

When an individual brings forward a complaint that could potentially be a violation of the policy, the Company has an obligation to investigate it and if appropriate, take corrective action. Supervisors cannot keep potential policy violations "off-the-record" nor can they agree to not take action in the face of a possible violation of Company policy.

9. Why isn't sexual orientation specifically listed? Is it covered by the harassment policy?

ExxonMobil's practice is to reference in its policies only the bases of discrimination specifically prohibited by federal law – race, color, sex, religion, national origin, citizenship status, age, physical or mental disability or veteran status. However, the policy's definition of harassment and the language "prohibits any other form of harassment" provide for a broad anti-harassment policy that covers sexual orientation and harassment based on any individual characteristics.

10. What happens if a good faith complaint is investigated but harassment is not proven?

The complainant and the accused will be advised that the investigation could not determine if harassment was committed. Both parties will be advised that the Company will continue to monitor the situation to ensure harassment and retaliation do not occur. Depending on the impact of the complaint on the work group, either one or both of the parties may be reassigned.

11. What protection is there against false complaints?

It is our experience that employees generally have not made false complaints. Employees recognize the seriousness of bringing forward harassment allegations and understand that making a false complaint is a violation of our Ethics Policy. If it is determined during the course of an investigation, that an individual has knowingly filed an untruthful complaint, appropriate disciplinary action will be taken. Discipline for intentionally making a false harassment complaint does not constitute retaliation under the provisions of our policy.

12. How will the Company protect someone from retaliation?

Through dissemination of the harassment policy and appropriate training of supervisors and employees, the Company will seek to prevent retaliation from occurring. In addition Human Resources will monitor personnel actions affecting those individuals who bring forward complaints of harassment to protect them from retaliation. If retaliation does occur, the Company will treat the act as a policy violation and will impose appropriate discipline on the offender. Further, the Company will seek to rectify any retaliatory employment action.

13. Does a romantic relationship between two employees violate the harassment policy?

A romantic dating relationship is not harassment because it is mutually agreeable and welcome conduct. Employees working together may have romantic relationships. As long as both parties welcome the relationship and it does not create workplace problems, the personal relationship is not a matter of Company concern. There are, however, legitimate Company concerns in situations involving a romantic relationship between a supervisor and his/her subordinate. These situations should be avoided.

14. Why is a romantic relationship between a supervisor and subordinate a concern for the Company?

Supervisors are responsible for objectively making decisions about hiring, training, transferring, evaluating, promoting and terminating employees. The propriety and fairness of these personnel actions may be suspect if a romantic relationship exists between a supervisor and a subordinate. Additionally, under the law, supervisors are viewed as agents of the Company. If the romantic relationship is terminated by



the subordinate and the supervisor retaliates through an employment action, the Company could be held liable for the supervisor's unlawful actions.

15. Are contract employees and other non-Company workers at the work site covered by ExxonMobil's harassment policy?

Yes. Harassment by or against contract employees is prohibited by our policy. As a condition of doing business with ExxonMobil, contract workers are expected to comply with the requirements of our harassment policy. Failure to do so can lead to their being denied access to the site.

16. Can an employee file a lawsuit against a supervisor or co-workers for harassment?

Generally, only an employer can be sued under federal civil rights laws for acts of harassment. However, under some state statutes, individuals may be held personally liable for harassing conduct. Individuals may also face liability outside of civil rights laws for actions such as assault, infliction of emotional distress, defamation, etc.

17. Does all behavior that an individual finds personally offensive automatically constitute harassment?

No. There are some behaviors that an individual may find personally offensive or disturbing that are appropriate in a business setting. These could include counseling for poor performance, discipline for tardiness or being interviewed as part of an audit investigation.

18. Is it harassment when employees regularly use profanity or obscene references in conversations with each other, if the employees involved are not offended by the language?

If you use profanity in such situations, you do so at your own risk. Obviously, if all participants and anyone else who hears it are truly not offended, then there may be no policy violation. However, if anyone who hears it is offended, then it is potentially harassing behavior. In that case, depending upon the severity and the frequency, it may be determined that the policy has in fact been violated, and discipline may result.

ExxonMobil

Designed and printed by ExxonMobil Business Communication Services

00-M014

999-0258A

Attachment 4

EXHIBIT 7


Working Together
Harassment Policy E-Learning Tool
For All Employees
Next Page

Working Together

Harassment Policy
E-Learning



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Overview

In this tutorial you will click through a number of screens describing ExxonMobil's harassment policy.
This includes:

- Behavior that is unacceptable in our workplace,
- Outlines our complaint process,
- Discusses examples of inappropriate behavior and,
- Answers questions concerning the policy interpretation.

Records will be kept of your completion of the tutorial, but no record will be kept on the number of questions answered correctly and incorrectly.

NOTE: It is important to note that you will be required to finish this tutorial in its entirety or you will have to start over next time. (Estimate time to complete is approximately 25 minutes.)



Working Together
Harassment Policy
E-Learning

Table of Contents

Click Here



Working Together

Harassment Policy
E-Learning

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Introduction

At Exxon Mobil, we believe that our success as a business enterprise is rooted in the quality of our employees. Our objective is to hire the most qualified person available for each job opportunity, regardless of individual characteristics.



We are committed to providing a positive work environment which values the wide-ranging perspectives inherent in our diverse workforce and which fosters individual growth and achievement of business goals.



Working Together

Harassment Policy
E-Learning

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Introduction

We further believe that all individuals should be treated with dignity and respect. Thus, it is essential that ExxonMobil's workplaces be free of all forms of harassment.



Harassment, even in its most subtle forms, is in direct conflict with Company policy and acceptable standards of workplace behavior and will not be tolerated.

Defining what constitutes harassment can be difficult. Behavior or actions objectionable to one person may not b objectionable to another.



Working Together

Harassment Policy
E-Learning

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Introduction

This ExxonMobil Working Together E-Learning Tool is intended to enhance your understanding of what constitutes harassment in the workplace, how to avoid it and what to do if it occurs.



This E-Learning Tool details our Company harassment policy, describes behavior that is unacceptable in our workplace, outlines our complaint process, discusses examples of inappropriate behavior and answers questions concerning the policy's interpretation.



Working Together

Harassment Policy
E-Learning

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Introduction

Our harassment policy prohibits any form of *unlawful* harassment. In addition, the policy also prohibits behavior that is *not unlawful* but which the Company considers inappropriate and unacceptable in the ExxonMobil's workplace.



In ExxonMobil Working Together, terms such as "harassment" o "hostile work environment" are used to describe all behaviors that are inappropriate and unacceptable under our policy.



Working Together
Harassment Policy
E-Learning

Recognizing Harassment

Taunting Based On Perceived Sexual Orientation:

In Betty's work group her co-workers' idea of sport is to speculate about her sexual orientation. Male co-workers frequently use innuendoes, double entendres, sexual epithets and explicit sexual references in commenting on her sexual orientation. Bett is offended and disturbed by their behavior. She hates coming to work but values her job and the security it provides for her. Betty is reluctant to complain because she believes it would only exacerbate the taunting and that her co-workers would find subtle ways to retaliate against her and make her work life more difficult.

Proceed to Next Page



Working Together

Harassment Policy
E-Learning

Proceed to Next Section

Recognizing Harassment

Taunting Based On Perceived Sexual Orientation: (continued)

Betty's co-workers have violated our harassment policy by creating a hostile work environment through their actions . Their taunting and teasing have embarrassed and angered Betty, destroyed her enthusiasm for her job and restricted her ability to concentrate on her work. Degrading jokes, comments, or innuendoes related to any aspect of an individual's characteristics, including actual or perceived sexual orientation, create a hostile and offensive work environment and are prohibited by our policy.



Working Together

Harassment Policy
E-Learning

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Questions and Answers

11. Why isn't sexual orientation specifically listed? Is it covered by the harassment policy?

ExxonMobil's practice is to reference in its policies only the bases of discrimination specifically prohibited by federal law - race, color, sex, religion, national origin, citizenship status, age, physical or mental disability or veteran status. However, the policy's definition of harassment and the language "prohibits" any other form of harassment" provide for a broad anti-harassment policy that covers sexual orientation and harassment based on any individual characteristics.



Working Together
Harassment Policy
E-Learning

Questions and Answers

20. Does the Company's Equal Employment Opportunity (EEO) Policy also prohibit discrimination based on sexual orientation?

Yes. Discrimination based on sexual orientation or other non-work-related individual charateristics not specifically listed in the EEO Policy is prohibited by its statement that, "the Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training."

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Working Together

Harassment Policy
E-Learning

Questions and Answers

You have completed the e-training tutorial on ExxonMobil's harassment in the work place policy.

To complete the form that will be sent to Human Resources please click below.

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ExxonMobil

Harassment In the Workplace

Working Together



By completing the information on this document, I attest that I have read and completed the e-training tool on ExxonMobil's harassment in the workplace policy.

Date: 1/17/2002 Calendar

Name:

Social Security Number:

Work Unit: Chemicals

Additional Comments:

Submit | Clear Fields

EXHIBIT 8

Equal Employment Opportunity
(modified for application in the U.S.)

- **Working Together**: Harassment Training
- ExxonMobil "Working Together" Booklet
- Chairman's Statement On Sexual Orientation

It is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements regardless of their race, color, sex, religion, national origin, citizenship status, age, physical or mental disability, veteran or other legally protected status. The Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training.

Managers and supervisors are responsible for implementing and administering this policy, for maintaining a work environment free from unlawful discrimination, and for promptly identifying and resolving any problem area regarding equal employment opportunity.

In addition to providing equal employment opportunity, it is also the Corporation's policy to undertake special efforts to:

- develop and support educational programs and recruiting sources and practices that facilitate employment of minorities and women;
- develop and offer work arrangements that help to meet the needs of the diverse work force in balancing work and family obligations;
- establish company training and developmental efforts, policies, and programs that support diversity in the work force and enhance the representation of minorities and women throughout the company;
- assure a work environment free from sexual, racial, or other harassment;
- make reasonable accommodations that enable qualified disabled individuals to perform the essential functions of their jobs;
- emphasize management responsibility in these matters at every level of the organization.

Individuals who believe they have observed or been subjected to prohibited discrimination should immediately report the incident to their supervisor, higher management, or their designated Human Resources contact. Complaints will be investigated and handled as confidentially as possible.

Individuals will not be subjected to harassment, intimidation, threats, coercion, discrimination, or retaliation for opposing any unlawful act or practice, or making a complaint, assisting or participating in an investigation or any other proceeding, or otherwise exercising any of the rights protected by this policy or any Federal, state, or local EEO laws, including the Vietnam Veterans' Readjustment Assistance Act of 1973 and Section 503 of the Rehabilitation Act of 1973 as amended, and any Federal, state, or local laws requiring equal opportunity for disabled persons, special disabled veterans or veterans of the Vietnam era.

Very Clear Policies Against Discrimination
by Lee Raymond
Chairman

ExxonMobil's global policies prohibit any form of discrimination or harassment in any company workplace, anywhere in the world. This overriding principle is the basis for the Company's EEO and Harassment in the Workplace policies, both of which are included in the global Standards of Business Conduct located on the ExxonMobil Me intranet site or in printed form from your designated Human Resources contact. These broad policies encompass all forms of discrimination -- including discrimination based on sexual orientation.

ExxonMobil prefers an all-inclusive global policy so that there can be no doubt among employees and supervisors worldwide that discrimination and harassment for any reason are unacceptable. While the Corporation has one global policy, the law in some countries obligates us to list specifically protected categories. For instance, the global policy is amended for application in the U.S. to comply with U.S. law and specifically prohibit discrimination based on "race, color, sex, religion, national origin, citizenship status, age, physical or mental disability, veteran or other legally protected status." We think that adding additional special categories only erodes the policy and diverts attention from the basic objective of providing for non-discrimination and a harassment-free work environment for all employees.

While having strong anti-discrimination and anti-harassment policies is important, having programs in place to communicate, enforce and monitor them is equally critical. ExxonMobil employs a comprehensive program for making sure the policies are understood and followed by employees and managers worldwide.

Communicate: Policies are communicated during new hire orientation programs and through subsequent Business Practices Reviews, periodic employee mailings, and additional supervisor and employee training classes. Training includes the use of ExxonMobil's *Working Together* booklet, which uses case studies, including a case study on sexual orientation, to raise awareness -- and to emphasize the Company's zero-tolerance policy to all forms of harassment and discrimination. *ExxonMobil Working Together* is available on the *Inside ExxonMobil* intranet site. Click on *ExxonMobil Me*, then *Publications Library,* then *Other Publications and Resources,* and *ExxonMobil Working Together*. The *Standards of Business Conduct* are also available on the *Other Publications and Resources* listing.

Enforce: All employees are required by policy to promptly report instances of inappropriate workplace behavior to their management or designated Human Resources contact. Teams of professionals are assigned to fully investigate these reports, as necessary. Appropriate discipline is imposed for violations of the Company's policies based on the specific circumstances. This can include termination of employment.

Monitor: Senior operating managers are accountable for stewarding the performance of their organizations in implementing the Company's EEO and harassment policies. This includes regular upline reporting of discrimination and harassment complaints that result in corrective actions. Policy compliance is also evaluated during routine business audits.

National Association of Colleges and Employers
Principles for Professional Conduct
Principles for Employment Professionals

1. Employment professionals will refrain from any practice that improperly influences and affects job acceptances. Such practices may include undue time pressure for acceptance of employment offers and encouragement of revocation of another employment offer. Employment professionals will strive to communicate decisions to candidates within the agreed-upon time frame.

2. Employment professionals will know the recruitment and career development field as well as the industry and the employing organization that they represent, and work within a framework of professionally accepted recruiting, interviewing, and selection techniques.

3. Employment professionals will supply accurate information on their organization and employment opportunities. Employing organizations are responsible for information supplied and commitments made by their representatives. If conditions change and require the employing organization to revoke its commitment, the employing organization will pursue a course of action for the affected candidate that is fair and equitable.

4. Neither employment professionals nor their organizations will expect, or seek to extract, special favors or treatment which would influence the recruitment process as a result of support, or the level of support, to the educational institution or career services office in the form of contributed services, gifts, or other financial support.

5. Serving alcohol should not be part of the recruitment process.

6. Employment professionals will maintain equal employment opportunity (EEO) compliance and follow affirmative action principles in recruiting activities in a manner that includes the following:

a) Recruiting, interviewing, and hiring individuals without regard to race, color, national origin, religion, age, gender, sexual orientation, or disability, and providing reasonable accommodations upon request;

b) Reviewing selection criteria for adverse impact based upon the student's race, color, national origin, religion, age, gender, sexual orientation, or disability;

c) Avoiding use of inquiries that are considered unacceptable by EEO standards during the recruiting process;

d) Developing a sensitivity to, and awareness of, cultural differences and the diversity of the work force;

e) Informing campus constituencies of special activities that have been developed to achieve the employer's affirmative action goals;

f) Investigating complaints forwarded by the career services office regarding EEO noncompliance and seeking resolution of such complaints.

7. Employment professionals will maintain the confidentiality of student information, regardless of the source, including personal knowledge, written records/reports, and computer data bases. There will be no disclosure of student information to another organization without the prior written consent of the student, unless necessitated by health and/or safety considerations.

8. Those engaged in administering, evaluating, and interpreting assessment tools, tests, and technology used in selection will be trained and qualified to do so. Employment professionals must advise the career services office of any test conducted on campus and eliminate such a test if it violates campus policies. Employment professionals must advise students in a timely fashion of the type and purpose of any test that students will be required to take as part of the recruitment process and to whom the test results will be disclosed. All tests will be reviewed by the employing organization for disparate impact and job-relatedness.

9. When using organizations that provide recruiting services for a fee, employment professionals will respond to inquiries by the career services office regarding this relationship and the positions the organization was contracted to fill. This principle applies equally to any other form of recruiting that is used as a substitute for the traditional employer/student interaction.

10. When employment professionals conduct recruitment activities through student associations or academic departments, such activities will be conducted in accordance with the policies of the career services office.

11. Employment professionals will cooperate with the policies and procedures of the career services office, including certification of EEO compliance or exempt status under the Immigration Reform and Control Act, and will honor scheduling arrangements and recruitment commitments.

12. Employment professionals recruiting for international operations will do so according to EEO standards. Employment professionals will advise the career services office and students of the realities of working in that country and of any cultural or foreign law differences.

13. Employment professionals will educate and encourage acceptance of these principles throughout their employing institution and by third parties representing their employing organization on campus, and will respond to reports of noncompliance.

U.S. INVESTIGATION PROCESS GUIDELINES

A. Initial Steps

1. Coordination of Complaint Intake and Investigations - The assigned HR representative should be notified quickly and confidentially of any complaint of harassment, discrimination, intimidation, or retaliation, by the supervisor or other individual who received the complaint (or by the complainant or by the employee who observed the event).

2. HR U.S. EEO Group Consultation - The assigned HR representative should discuss the facts with the EEO Manager in Houston to determine the breadth and scope of investigation required. The outcome of this step may range from the decision to interview witnesses using an investigation team, to the decision that sufficient information has already been obtained.

- If it is determined that sufficient information has been obtained and the policy has not been violated, proceed to Section F, 3 below.
- Otherwise, continue with steps noted below.

3. Law Department Consultation - The assigned HR representative should promptly inform the appropriate Law contact of complaints of harassment, discrimination, intimidation, or retaliation that are to be further investigated.

B. Selecting The Investigators

1. HR Lead - A trained, experienced HR employee ("Lead Investigator") should lead the investigation.

2. Two Trained Investigators - Two individuals should be directly involved in conducting the investigation and should be present together for all interviews. This approach means that two persons acquainted with the situation are available to conduct interviews and to consult with one another about how to proceed. The second investigator should be a HR employee or a line manager or supervisor. The second investigator needs to be trained, either through a course on conducting investigations or at the beginning of the investigation by the Lead Investigator. Diversity of the team is recommended, and if the alleged victim is in a protected category (e.g., female, minority, over 40), it is recommended at least one of the two investigators is in the same protected category.

a. Investigator Training - The Lead Investigator is responsible for on-the-job training of any untrained investigator at the beginning of the investigation. The material in this document should be reviewed and discussed, with sufficient opportunity for questions and answers by both the trainee and the trainer, in order to ascertain that the trainee is adequately prepared to participate in the investigation.

C. **Developing The Investigation Charter -** Clarify with client management the scope, authority and access of the investigation team to files and witnesses for interviews. Clarify roles and responsibilities for communicating with Law, complainant, and the alleged harasser. Document agreements in an investigation charter.

Note: The intent of this step is not to constrain the investigation in any way but rather to determine if there are any bona fide limits or sensitivities and how to manage them.

D. **Planning The Investigation** - A work plan should be developed for the conduct of the investigation to ensure that relevant information is collected promptly, witnesses are handled consistently, and the integrity and confidentiality of the investigation are protected.

1. Identify factual issues to explore - Issues include the alleged incidents, parties involved, impact of the incident, any special circumstances or sensitivities, and whether or not the alleged harasser is recorded on the harassment complaint log for a prior Category A or Category B complaint.

2. Identify potential witnesses - A list of potential witnesses should be developed.

a. Potential sources for witnesses to be interviewed are listed below:

(1) One or more of the persons who have important information according to the alleged victim, harasser, or other witnesses.

(2) Any individual that the investigators believe, because of circumstances surrounding the allegations, is likely to have important information to offer. For example, because of the physical configuration of an office or a plant area, the investigators may believe that an alleged incident is likely to have been witnessed by some specific employee nearby.

(3) Current and past supervisors and co-workers of the complainant and the accused.

b. Balance concerns in selecting witnesses for interviews - In deciding whether to interview a potential witness, the investigators must balance the necessity of conducting a thorough investigation against the risk to confidentiality inherent in involving additional employees in the investigation.

3. Identify documents to be reviewed: Personnel files, expenses records, logs, receipts, etc.

4. Establish a timeline for the investigation - Plan the chronology of the interviews to minimize opportunities for contamination of information.

5. Prepare an outline for the interviews.

a. Steps generally should include:

(1) Introduction of investigation team.

(2) Explanation of the purpose of the investigation.

(3) Description of the investigation process.

(4) Explanation of confidentiality requirements.

(5) Discussion of retaliation protection.

(6) Clarification of relationships of parties involved.

b. Questions - These generally should include behavior committed, date, time, location, persons present, reaction to behavior, report to management, effects of behavior, and other witnesses.

6. Establish secure files to protect the confidentiality of the investigation.

E. Conducting The Investigation

1. General

a. Begin promptly.

b. Remain objective, and be mindful of the importance of all parties perceiving the process as procedurally fair.

c. Be thorough - In addition to interviewing the alleged victim and harasser, there will commonly be other important witnesses whom the investigators should interview. The investigators should also question the parties and witnesses about notes, other written documentation, voice or E-mail, or physical evidence that might be important.

d. If the person interviewed is a Company employee or a contractor and he/she asks for another employee to be present as his/her representative during the interview, the investigator should review the request with the Employment and Labor Law contact before proceeding. The Law contact will determine if: the person making the request is a non-supervisor, non-represented employee of ExxonMobil, the purpose of the interview is fact-finding, the person reasonably believes discipline could result from the interview. After review, the Law contact will advise the investigator on the proper response to the request and whether an employee representative is appropriate. Note that the investigator is not required to inform the person being interviewed that they could have a right to representation, nor to ask the person if representation is desired, and the investigator should not introduce representation unless the interviewee brings it up.

E. Conducting The Investigation (cont'd)

2. Meeting with alleged victim (and with other parties to be interviewed)

a. Confidential setting - Each interview should be conducted in a confidential setting. Arrangements for the meetings should be made in as discreet a manner as possible to avoid arousing curiosity among other employees not directly involved in the investigation.

b. Explain your position on confidentiality - Inform the alleged victim that you will make every effort to keep his/her allegations, as well as information offered by others, as confidential as possible. Point out that you are required to investigate the allegations and that some disclosure is necessary.

> **Note:** When interviewing a **witness**, he/she should be counseled: What is discussed in the interview is strictly confidential. You are not permitted to discuss the contents of your interview with anyone except the investigators. This prohibition applies to both co-workers and family/friends. Such discussion may place you and the Company at legal risk for charges of defamation and may cause work group productivity to decline.

> **Note:** When interviewing the **alleged harasser**, he/she should be counseled: What is discussed in the interview is strictly confidential. You are not permitted to discuss the contents of your interview with anyone except the investigators. This prohibition applies to both co-workers and family/friends. Such discussion places the Company at legal risk for charges of defamation and causes work group productivity to decline. The investigation can only be discussed with your spouse or outside counsel as deemed necessary.

c. Explain your position on retaliation - Explain to the alleged victim (and witnesses) that if he/she believes he/she is being treated unfairly or improperly by anyone in retaliation for his/her report of harassment, he/she should immediately notify management or the Human Resources contact. The investigator should assure the alleged victim that any attempts at retaliation against him/her will not be tolerated.

> **Note:** When interviewing the alleged harasser, he/she should be counseled that retaliation is prohibited and that any appearance of retaliation should be avoided.

d. Objectivity - The investigators must approach all interviews with open minds and should conduct those interviews with objectivity. Specifically, the investigators should avoid making any inflammatory or biased statements and should avoid characterizing the evidence gathered or making conclusive statements during interviews.

E. Conducting The Investigation (cont'd)

e. Gather all facts - Investigators should explore all elements of the complainant's allegations (who, what, when, where, how frequently, etc.). The investigators should be certain that the complainant has identified every alleged incident, specific action or statement that he/she considers as possible harassment. The investigators should always question the complainant and other witnesses (including the alleged harasser) as to whether there are any notes, documents, or other physical evidence of any kind that might corroborate or refute the allegations.

The complainant, alleged harasser, and all witnesses interviewed must identify all persons whom they believe have knowledge relevant to the allegations and why. The investigators will question the complainant and witnesses to determine whether there are other employees who may have been subjected to unwelcome or offensive conduct by the alleged harasser or whether there may be other alleged harassers in addition to the individual already identified.

f. Take notes - The purpose of this phase of the investigation is to gather a definitive statement of what has happened. At least one of the investigators should take notes in each interview and should review the substance of those notes with the interviewee either before concluding the meeting or following the meeting. Changes or additions should be made if the interviewee believes his/her statements need to be changed. Additionally, the investigators may choose to prepare a more formal memorandum following each interview.

g. Completing the interview - Before ending any interview, the investigator should remind the interviewee to maintain confidentiality. Additionally, when completing a meeting with the complainant or witnesses, the investigator should reassure the individual that no retaliation will be tolerated and that he/she should report (1) any possible retaliation by anyone, (2) any further unwelcome conduct, and (3) any additional important facts which come to mind that he/she did not discuss with the investigators during the interview.

h. Obtaining signed statements - After the interview, the investigator should type up the notes (*optional:* and review them with Law), and send to each interviewee for review and editing. This may take several iterations. When the interviewee is satisfied that the notes accurately reflect the facts as the interviewee sees them, the investigator should ask the interviewee to sign and return his/her statement (or return an electronic confirmation via email).

E. Conducting The Investigation (cont'd)

3. Interviewing the alleged harasser

a. The same steps described above (2.a, b, c, d, e, f, g, h) should be followed during the interview with the alleged harasser. In particular, the investigators must be careful to remain objective and should always speak with the alleged harasser in an objective manner. The investigators should avoid characterizations of the facts gathered or conclusive observations about the investigation. Also, be sure to remind the alleged harasser about the Company's policy regarding confidentiality and retaliation.

b. Obtain specific responses - When interviewing the alleged harasser, the investigator should frankly describe all of the contentions of the alleged victim and should have the person respond fully to each individual allegation. Further, the investigators must always remember to ask about potential witnesses, significant documents, and relevant information.

4. Interviewing witnesses -The same steps described for interviewing the complainant should be followed during interviews with potential witnesses (2.a, b, c, d, e, f, g, h).

5. Reviewing evidence, forming conclusions, and considering remedial action

a. Log review - Once the investigators have conducted all of the interviews they believe are important, they should check the complaint log to determine if this is a repeat complaint regarding the alleged harasser if this was not done during preparation for the interviews.

b. Credibility of parties and witnesses - In addition to the factual allegations made by the alleged victim, the alleged harasser, and witnesses, the investigators and decision-makers should also carefully scrutinize matters relevant to the credibility of each individual. Such considerations would include repeat complaints against the alleged harasser, past allegations by (or against) an employee and the employee's reputation for veracity and reliability.

c. Law review - Review interview summaries and potential related information with the Law Department.

E. Conducting The Investigation (cont'd)

d. HR U.S. EEO Group review - All investigation results are to be reviewed with the EEO Manager prior to the final decision-making meeting with management. The EEO Group will assist management in determining recommended discipline which should be consistent with past practices and with any written guidelines or work rules that address the circumstances. As needed, the EEO Group will also assist management in determining if the complaint is a Category A or Category B complaint. (Not all complaints will belong to one of these two categories.)

> **Category A**. "Allegation Proven, Policy Violated, Offender Disciplined"
> **Category B**. "Allegation Unproven, Would Be A Policy Violation, Appears Plausible and Made in Good Faith" (for example, when there is only one person's word against another's, with no reason to doubt either party).

e. Management summary - The investigators should prepare a final report before meeting with management to concisely explain their findings and recommendations. The report should be reviewed with the Law Department and should generally include:

(1) Transmittal letter summarizing the allegations, findings, and recommendations of the investigation team.

(2) Investigation report summary identifying the investigators, complainant, alleged harasser, witnesses interview and their organizational relationships, investigation charter, investigation methodology, and background events leading up to the complaint.

(3) Analysis of each individual allegation and the findings or conclusions of the investigators on each allegation.

(4) Documentation of each interview.

(5) Other relevant documents.

f. Careful consideration by decision-makers - Before making a final decision on remedial action, the manager(s) who will make that determination should review the full investigation report including any written statements taken during the investigation.

g. Further investigation - After reviewing the information gathered, if the decision-makers and the investigators believe that other important information might be available which would affect their decision, they should not hesitate to conduct further investigation.

F. Determining and Implementing Appropriate Action

1. Category A ("Allegation Proven, Policy Violated, Offender to be Disciplined")

a. Discipline/Corrective Action - The EEO Manager should be consulted in all cases. Action must be taken to promptly correct and stop any inappropriate behavior. Discipline should be made based on the specific facts of each case and disciplinary precedent. Management should consider whether it could transfer one of the parties, change shifts, or take some other reasonable steps to separate the two parties. In doing so, exercise extreme care to avoid any action that could be interpreted as retaliation against the complainant.

At a minimum there should be a counseling and separation, to whatever extent is possible, of the parties in the workplace. If there is continued inappropriate conduct, more severe disciplinary measures should be implemented. In addition, management should consider termination in the following cases:

- If there has been *"quid pro quo"*-type harassment, intimate physical touching, or threatening or potentially violent conduct; or
- Where the conduct has been going on for a long period of time; or
- When the perpetrator holds an important supervisory or management position; or
- If there have been previous instances where the employee has been disciplined for inappropriate behavior.

The above list of cases is not exclusive. Discharge may be considered in any case in which serious discipline may be warranted.

b. Informing alleged harasser of results and discipline - A member of management should meet with the alleged harasser to explain the results of the investigation and the discipline that is to result. If the discipline is less than termination, the harasser should be warned that any additional harassing behavior will result in more severe discipline, up to and including termination. The harasser should be further strongly warned not to take any action against the accuser, however minor, which might be characterized as retaliation.

c. Informing the complainant - Management should meet with the individual and generally describe the results of the investigation. The complainant should be instructed to report to management or HR any further conduct that he/she finds unwelcome by anyone, in accordance with the Company's harassment reporting procedure. The complainant should be assured that no retaliation against him/her will be tolerated and should be instructed to report any conduct by anyone that he/she considers retaliatory. This meeting should be documented.

d. Continuing follow up with complainant - Management, HR and Law should determine whether or not there should be periodic contact with the complainant in the months following the close of the investigation regarding any indications of retaliation. In addition, HR should monitor personnel actions (such as ranking, salary planning, etc.) affecting complainants.

F. Determining and Implementing Appropriate Action (cont'd)

2. Category B ("Allegation Unproven, Would Be A Policy Violation, Appears Plausible and Made in Good Faith")

a. Informing alleged harasser of results - A member of management should meet with the alleged harasser to explain the results of the investigation. Even though there was no conclusive evidence of harassment found, the employer should still explain to the alleged harasser its prohibition on harassment, as set forth in the Harassment in the Workplace Policy. The alleged harasser should be warned that any future allegations of harassment will be similarly investigated and any inappropriate conduct will meet with firm discipline. The alleged harasser should be further warned not to take any action against the accuser, however minor, which might be characterized as retaliation. Finally, the employer should assure the alleged harasser that the company has instructed each person involved to maintain all information concerning the investigation in strictest confidence. This meeting should be carefully documented.

b. Informing the complainant - Management or HR should assure the individual that while there was no conclusive evidence found, the company has thoroughly discussed its prohibition and policy against such harassment with the alleged harasser. The complainant should be instructed to report to management or HR any further conduct that he/she finds unwelcome, in accordance with the Company's harassment reporting procedure. The complainant should be assured that no retaliation against him/her will be tolerated and should be instructed to report any conduct that he/she considers retaliatory. This meeting should be documented.

c. Consider transfer/separation despite inconclusive results of the investigation - Management should consider whether it could transfer one of the parties, change shifts, or take some other reasonable steps to separate the two parties. In doing so, care needs to be exercised to avoid any decision that could be interpreted as punishment of the alleged harasser or retaliation against the complainant.

d. Continuing follow up with complainant - Management, HR and Law should determine if it is appropriate to have periodic contact with the complainant in the months following the close of the investigation. HR should monitor personnel actions (such as ranking, salary planning, etc.) affecting the complainant to ensure no retaliation occurs. HR should also monitor personnel actions affecting the alleged harasser to ensure there is no punishment for an unproven allegation.

F. Determining and Implementing Appropriate Action (cont'd)

3. Other (Not Category A, Not Category B)

a. Informing the complainant - The complainant should be informed as to the findings/conclusions (e.g., no policy violation) and the reasons for those conclusions.

- If the complaint appears to have been made in good faith:
  - The complainant should be assured that no retaliation will be tolerated and instructed to report conduct by anyone that he/she considers retaliatory. This meeting should be documented.
  - Management, HR and Law should determine whether or not there should be periodic contact with the complainant in the months following the close of the investigation regarding any indications of retaliation. In addition, HR should monitor personnel actions (such as ranking, salary planning, etc.) affecting complainants. HR should also monitor personnel actions affecting the alleged harasser to ensure there is no punishment for an unproven allegation.
- If it is determined that a false complaint has been brought forward deliberately and knowingly, that action will be treated as a potential violation of the Ethics Policy. As such, it will be investigated, and appropriate disciplinary action will be taken against the employee(s) who knowingly initiated the false complaint, up to and including termination.

b. Informing the alleged harasser - The alleged harasser should be informed as to the findings/conclusions (e.g., no policy violation) and the reasons for those conclusions. The alleged harasser should be (1) cautioned not to take any action against the complainant, however minor, which might be characterized as retaliation, and (2) assured that the company has instructed each person involved to maintain all information concerning the investigation in strictest confidence. Also, even though there was no evidence of harassment, the manager should still explain the Company's prohibition on harassment as set forth in the Harassment in the Workplace Policy. This meeting should be documented.

c. Consider transfer/separation despite inconclusive results of the investigation - Management should consider whether to transfer one of the parties, change shifts, or take some other steps to separate the two parties. Care needs to be exercised to avoid any decision that could be interpreted as punishment of the alleged harasser or retaliation against the complainant. (Note that even where the acts complained of clearly do not amount to a Title VII violation, an employee's reasonable belief that the activity in question was unlawful is all that is necessary to make the complaint protected activity for retaliation purposes.)

G. Other Follow-Up Steps

1. Consistency of discipline - If the decision is made to not implement the level of discipline endorsed by the EEO Manager, the decision and supporting reasons should be documented in the HR complaint log and the EEO Group should be notified.

2. Critical evaluation of harassment prevention measures - After concluding the harassment investigation, the investigators and decision-makers involved should critically evaluate the effectiveness of the policy and practices. Were the appropriate communication procedures/processes in place and being followed? Are additional procedures/processes needed to increase effectiveness? Consider whether any additional education of employees or training of supervisors with respect to harassment might be necessary. Any "Lessons Learned" are to be communicated up-line as part of the annual Harassment Policy stewardship process.

EXHIBIT 11

ExxonMobil

Notice of 2001 Annual Meeting and Proxy Statement

including

Financial Statements

YOUR VOTE IS IMPORTANT
PLEASE VOTE YOUR SHARES PROMPTLY

The hundreds of corporations with non-discrimination policies relating to sexual orientation have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity;

Our company has an interest in preventing discrimination and resolving complaints internally so as to avoid costly litigation and damage to its reputation as an equal opportunity employer;

San Francisco, Atlanta, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for lesbian and gay employees and similar legislation is pending in other jurisdictions;

Our company has operations in and makes sales to institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A recent National Gay and Lesbian Task Force study has found that 16%-44% of gay men and lesbians in twenty cities nationwide experienced workplace harassment or discrimination based on their sexual orientation;

National public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals;

RESOLVED: The Shareholders request the Board of Directors to amend ExxonMobil's written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement that policy.

STATEMENT: By implementing a written policy prohibiting discrimination based on sexual orientation, our Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees."

The board recommends you vote AGAINST this proposal for the following reasons:

Similar proposals were submitted for the Exxon annual meeting in 1999 and the ExxonMobil annual meeting in 2000 and more than 91% of the votes cast by shareholders were AGAINST on both occasions.

The board believes that current policies and practices achieve the objectives of this proposal and it is unnecessary and undesirable to make changes to the written EEO policy.

The board shares the proponent's interest in preventing discrimination and harassment in the workplace. We agree that employment discrimination and harassment diminish employee morale and productivity. Therefore, we are committed to keeping our workplaces free of all forms of discrimination and harassment. Our business success depends on creating a positive, supportive work environment where all employees are treated with dignity and respect.

ExxonMobil has written policies, communication and training programs, as well as investigative and stewardship procedures to ensure that *any and all forms* of discrimination or harassment, including that based on sexual orientation, are prohibited in any of our workplaces in the nearly 200 countries in which we operate around the world.

ExxonMobil prefers an all-inclusive global policy, so that there can be no doubt among employees, supervisors, or contractors worldwide that discrimination and harassment for *any* reason is prohibited. The corporation maintains one consistent global policy, which makes management's expectations clear. However, laws in some countries, such as the United States, obligate us to supplement the global policy for application in that country. In the United States, for example, we are required to specifically reference nondiscrimination based on "*race, color, sex, religion, national origin, citizenship status, age, physical or mental disability, veteran or other legally protected status.*" These additions do not change our overall global policy.

Not only have ExxonMobil's written policies been in place for a number of years, but communication, training and monitoring programs are continuously upgraded. For example, in 2000, extensive training sessions were held for all employees worldwide to reemphasize our expected business practices, including a discussion using specific case examples on nondiscrimination based on sexual orientation. All employees were required to attend this training and to provide written acknowledgement that they understood the policies and are in compliance with these expected practices. Thorough investigative and stewardship procedures have been established throughout our worldwide organization to ensure continued compliance.

ExxonMobil's global policies prohibit *any* form of discrimination or harassment in *any* company workplace, *anywhere* in the world. Period. In our opinion, adding additional special categories to the U.S. policy would only erode the policy and divert attention from the basic objective of providing for nondiscrimination and a harassment-free work environment. Therefore, the board believes there is no need to amend the EEO policy.

SHAREHOLDER PROPOSAL: EXECUTIVE PAY AND DOWNSIZING
(Item 7 on the proxy card)

This proposal was submitted by Mr. John R. Weber, Sr., 4910 Valley Crest Drive, St. Louis, Missouri 63128 and two co-proponents.

"WHEREAS despite record profitability in the last decade, U.S. corporations, including ExxonMobil, have also laid off record numbers of workers, arguing that cost-cutting is one key to long-term competitiveness and increased profitability;

WHEREAS a 1992 study by the Haas School of Business at the University of California at Berkeley found that firms with the widest pay gaps experienced lower quality products and services. A study published in the *Journal of Organizational Behavior* found that high levels of executive compensation generated cynicism among white collar employees;

ExxonMobil

Notice of 2000 Annual Meeting and Proxy Statement

YOUR VOTE IS IMPORTANT!
PLEASE VOTE YOUR SHARES PROMPTLY

RESOLVED: The Shareholders request the Board of Directors to amend ExxonMobil's written equal employment opportunity policy to bar sexual orientation discrimination.

STATEMENT: By Implementing a written policy barring sexual orientation discrimination, our Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees."

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board believes that ExxonMobil's present policies, which prohibit discrimination and provide for a harassment-free work environment, are clear and straightforward. These policies prohibit any form of discrimination or harassment, including that based upon sexual orientation, in any company workplace. While having policies in place is important, having procedures in place to enforce and monitor these policies is equally critical. In support of this position, we have established a comprehensive education, training, and stewardship program to ensure these policies are implemented and followed throughout our worldwide operations.

The global Equal Employment Opportunity (EEO) policy formalizes the Corporation's long-standing actual policy and practice of not tolerating discrimination of ***any*** kind in the workplace. It confirms ExxonMobil's commitment to basing all aspects of the employment relationship on employees' qualifications, abilities, and performance.

ExxonMobil's Harassment in the Workplace (Harassment) policy also clearly prohibits discrimination on any basis. The policy broadly defines harassment as "*any inappropriate conduct which has the purpose or effect of creating an intimidating, hostile, or offensive work environment; unreasonably interfering with an individual's work performance; or affecting an individual's employment opportunity,*" and it prohibits "*any form of harassment in any company workplace.*" This definition of harassment and the language prohibiting any form of harassment provide for a broad anti-discrimination policy that clearly encompasses discrimination on the basis of sexual orientation in the workplace.

ExxonMobil's global EEO policy and Harassment policy are part of our *Standards of Business Conduct*. The *Standards of Business Conduct* are ExxonMobil's foundation policies, designed to establish common understanding of how the Corporation conducts business and how its employees treat each other throughout the world.

The global *Standards of Business Conduct* are adopted by ExxonMobil organizations in all countries in which they operate, with modifications made as required by each country's law. In addition to the overriding principle of prohibiting any form of harassment and discrimination, it is ExxonMobil's practice, in each country where there are specific forms of discrimination prohibited by that country's laws, to enumerate those specific prohibitions. For example, within the United States, federal law requires the inclusion of the following list of federally-protected categories in the EEO policy: "*race, color, sex,*

religion, national origin, citizenship status, age, physical or mental disability, veteran or other legally protected status."

In summary, ExxonMobil's written policies make it unequivocally clear that ExxonMobil does not tolerate discrimination on any grounds, which would include sexual orientation. Equally important, there is also in place a stewardship and monitoring program to ensure these policies are implemented and followed. Thus the Corporation has already implemented written policies barring sexual orientation discrimination or harassment, and there is no need to amend the Equal Employment Opportunity policy as recommended by the proponents.

SHAREHOLDER PROPOSAL: ADDITIONAL REPORT ON EXECUTIVE COMPENSATION

(Item 9 on the proxy card)

This proposal was submitted by the Sisters of St. Dominic of Caldwell, New Jersey, 52 Old Swartswood Station Road, Newton, New Jersey 07860 and one co-proponent.

"WHEREAS:

- During the period 1990-1998, corporate profits rose 108%, the S&P 500 rose 224%, and the CEO pay rose 481%. During the same period, the average worker's pay rose 28%;
- The average large company CEO made 419 times more than the average manufacturing worker in 1998 *(Business Week)*. If the pay of the average manufacturing worker had increased as fast as CEO pay between 1990-1998, it would be $110,399, rather than $29,267. If the minimum wage rose as fast as CEO pay it would be $22.08/hour, not $5.15/hour.
- Finance magnate J.P. Morgan espoused the opinion that CEOs should not make more than 20 times the compensation of the average employee. Modern management consultant Peter Drucker has similarly argued for CEO pay no higher than 25 times the average worker.
- The U.S. Securities and Exchange Commission (SEC) requires publicly-held corporations to disclose potential environmental liabilities to shareholders.
- A Price Waterhouse survey of securities' issuers in 1992 found that as many as 62% of responding companies had known of environmental liability exposures that were not yet recorded in financial statements;
- Exxon has been sued for up to $4.7 million for nearly 200 violations of the Clean Air Act and has been sued with a partner company for $4.8 million for toxic discharges into San Francisco Bay (*The Herald*, Glasgow). Our liabilities for the Valdez spill have yet to be settled.

EXHIBIT 12

Media Statement - ExxonMobil Discrimination and Domestic Partner Be Policies

IRVING, Texas - May 17, 2001

ExxonMobil's policy on discrimination is clear and straightforward. Exxon Mobil Corporation policy prohibits any form of discrimination or harassment, including sexual orientation, in any company workplace. In support of this position, we have established a comprehensive education, training and stewardship program to ensure this policy is implemented and followed throughout our worldwide operations.

We have stated both verbally and in writing that ExxonMobil's policies against harassment and discrimination apply to sexual orientation. In fact, Exxon's 1999 Proxy Statement and ExxonMobil's 2000 and 2001 Proxy Statements specifically state that these policies prohibit harassment or discrimination on the basis of sexual orientation.

With regard to domestic partner benefits, ExxonMobil is guided by the laws in the 200 countries where we operate and we provide benefits coverage to spouses - whether heterosexual or homosexual - where a legally recognized spousal relationship exists. As an example, ExxonMobil employees who work in The Netherlands and Canada, that, by law, recognize same-sex relationships, are provided spousal benefits under the ExxonMobil program. This, in fact, is broader than the practice the U.S. Government applies to federal employees (including those who work in the House and Senate offices).
We do understand the interest many individuals have regarding this topic. However, we believe that basing employee benefits on legally recognized spousal relationships is the only way the program can be applied in a fair, rational and consistent approach for our 100,000 employees worldwide.

Contrary to many new news media reports, when ExxonMobil was created, we did not take away any former Mobil employees' domestic partner benefits. They and their partners still receive those spousal benefits.

Lastly, it should be understood that our decision regarding domestic partner benefits is not intended as a social policy statement -- we choose not to take sides on this political issue. It is simply a business decision designed to efficiently, fairly and effectively apply our benefit programs.



Our Company

News Releases

Media Statement - Workplace Discrimination

IRVING, Texas - July 10, 2001

ExxonMobil is committed to keeping its workplace free of all forms of discrimination and harassment. Our business success depends on creating a positive, supportive work environment where all employees are treated with dignity and respect. ExxonMobil has an all-inclusive global policy, so that there is no doubt among anyone who works for us that discrimination and harassment for any reason, including that based on sexual orientation, is prohibited. In our opinion, adding special categories to the policy would only erode it and divert attention from the basic objective of providing for a nondiscriminatory and a harassment-free workplace.

ExxonMobil News Media Desk: (972) 444-1107

EXHIBIT 13

CITY OF ATLANTA

BILL CAMPBELL
MAYOR

DEPARTMENT OF FINANCE
68 MITCHELL STREET, SW, SUITE 11100
ATLANTA, GA 30335-0312
(404) 330-6430 • (404) 658-6667

DAVID CORBIN
CHIEF FINANCIAL OFFICER

dcorbin@ci.atlanta.ga.us

May 17, 2001

Mr. Lee Raymond
Chairman and CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Raymond:

The City of Atlanta, through three pension funds (Police, Fire and General Employees) holds approximately 111,000 shares of Exxon Mobil Corporation common stock.

The City of Atlanta supports and adheres to equal opportunity policies in all aspects of employment including recruitment, hiring, promotion, transfers, terminations, wage and salary administration and training. It is also our policy to maintain a non-discriminatory environment free from unlawful intimidation or harassment.

In our support of equal opportunity for all individuals we support investments in companies that also employ the same ideals. In that vein, we would like to request that your internal polices for hiring, promotion, etc. explicitly prohibit discrimination, based on race, color, religion, sex, age, disability, national origin, gender, age and sexual orientation and to substantially implement such a policy.

I have enclosed a resolution that I respectfully request to be included in the company's proxy statement for consideration and action by the shareholders at the next stockholders meeting.

The City of Atlanta believes that it would be in Exxon Mobil's best interest to amend their employment policies.

Sincerely,

David Corbin
Chief Financial Officer

Cc: Council Member Cathy Woolard

/ajs

Sexual Orientation Non-Discrimination Policy/ExxonMobil 2001

WHEREAS: ExxonMobil claims to bar all forms of employment discrimination but its post-merger written policies do not explicitly prohibit discrimination based on sexual orientation;

Prior to the merger Mobil explicitly prohibited discrimination based on sexual orientation in its equal employment opportunity policy;

Our competitors Chevron, Sunoco, Atlantic Richfield, BP Amoco and Texaco explicitly prohibit discrimination based on sexual orientation;

The hundreds of corporations with non-discrimination policies relating to sexual orientation have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity;

Our company has an interest in preventing discrimination and resolving complaints internally so as to avoid costly litigation and damage to its reputation as an equal opportunity employer;

San Francisco, Atlanta, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for lesbian and gay employees and similar legislation is pending in other jurisdictions;

Our company has operations in and makes sales to institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A recent National Gay and Lesbian Task Force study has found that 16% - 44% of gay men and lesbians in twenty cities nationwide experienced workplace harassment or discrimination based on their sexual orientation;

National public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals;

RESOLVED: The Shareholders request the Board of Directors to amend ExxonMobil's written equal employment opportunity policy to explicitly prohibit

discrimination based on sexual orientation and to substantially implement that policy.

STATEMENT: By implementing a written policy prohibiting discrimination based on sexual orientation, our Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

T. Peter Townsend
Secretary

ExxonMobil

May 25, 2001

VIA FEDERAL EXPRESS

Mr. David Corbin
Chief Financial Officer
City of Atlanta
Department of Finance
68 Mitchell Street, SW, Suite 11100
Atlanta, GA 30335-0312

Dear Mr. Corbin:

This will acknowledge receipt of the proposal concerning sexual orientation non-discrimination policy, which you have submitted for the 2002 ExxonMobil annual meeting.

If we receive other proposals dealing with substantially the same subject matter as the proposal you submitted, please be advised that the proxy rules do not address co-filing of proposals. Thus, unless you otherwise advise, we will assume that you should be listed as the sponsor. As such, all future correspondence will be directed solely to you.

You should also note that, if your proposal is not excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

At this date we have not received proof of your shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. This information must be postmarked to us no later than 14 days from the date you receive this letter. You must also provide the Company with a written statement that you intend to hold the securities through the date of the 2002 annual meeting of shareholders.

Sincerely,

TPT/dkl

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Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

T. Peter Townsend
Secretary

ExxonMobil

December 14, 2001

VIA FEDERAL EXPRESS

Mr. David Corbin
Chief Financial Officer
City of Atlanta
Department of Finance
68 Mitchell Street, SW, Suite 11100
Atlanta, GA 30335-0312

Dear Mr. Corbin:

By letter dated May 17, 2001, you submitted a shareholder proposal regarding amendment of ExxonMobil's EEO policy for our annual shareholders' meeting. A copy of the letter and proposal are enclosed. By letter dated May 25, 2001, we notified you that, in accordance with SEC rules, you needed to submit proof of your ownership of the qualifying amount of ExxonMobil stock and a statement of intent to hold such shares through the date of the annual meeting. We further advised you that your response to our letter must be sent within 14 days of your receipt of our letter.

To date, over six months since our letter to you, we have received no response. Therefore, we are entitled to exclude your proposal from our proxy material in accordance with Rule 14a-8(f)(1) under the Securities Exchange Act of 1934. For your information, the same proposal has subsequently been submitted by Patrick Doherty on behalf of the board of trustees of the New York City Employees' Retirement System, which has complied with the eligibility requirements and will be considered the proponent of this proposal.

Sincerely,

Enclosures

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

February 21, 2002

Via FedEx
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding
Sexual Orientation Non-Discrimination Policy

Gentlemen and Ladies:

Exxon Mobil Corporation submitted a letter to the staff dated January 24, 2002, explaining why we believe we are entitled to omit the shareholder proposal regarding our sexual orientation non-discrimination policy from the proxy material for ExxonMobil's 2002 annual meeting. We recently received a copy of a letter dated February 14, 2002, from Kellye Y. Testy, on behalf of the lead proponent, responding to our letter.

We stand by the arguments made in our original no-action request, and feel we must briefly respond to a number of false statements made in Ms. Testy's letter.

Ms. Testy cites ExxonMobil's 1999 and 2000 no-action letter requests regarding a similar proposal and asserts that we are simply rearguing our case for a third time. That is not true. We cited this past history in our own letter, and even attached a copy of the 2000 no-action correspondence. As we explained in our letter, the reason we are requesting no-action this year is because we have taken numerous new steps and developed important new employment policy materials since the 2000 correspondence. These additional steps and materials, we believe, effectively answer the arguments raised by proponent's counsel in 2000 and remove any doubt that

- ExxonMobil's equal employment policy does prohibit discrimination on the basis of sexual orientation,
- This policy is clearly expressed in writing,
- This policy is widely disseminated and readily available, and
- This policy is effectively monitored and enforced.

Essentially, Ms. Testy's complaint boils down to the fact that we do not use the words "sexual orientation" in the eeo section of the Standards of Business Conduct booklet. This complaint rests on two assumptions: (1) that the eeo statement in the Standards booklet only prohibits discrimination against the listed, legally protected categories of individuals, and (2) that our written equal employment policy consists solely of that statement in that particular document. As we carefully explain and document in our original no-action letter request, both of those assumptions are false.

First, as we explain in our original letter, the listing of certain categories such as race and gender in the eeo section in the Standards booklet is not a limitation but a response to specific legal requirements. As other cited statements in the Standards booklet make clear, any inappropriate conduct affecting an individual's employment opportunity is prohibited.

Second, the Standards represent only one piece of the documentation comprising ExxonMobil's equal employment policy.[1] Other documents which, together with the Standards, form our equal employment policy include the Chairman's Statement on Sexual Orientation (see Exhibit 8 to our original letter), which is prominently linked to the intranet versions of both the equal employment and harassment standards; the *Working Together* booklet (see Exhibit 6 to our original letter); the web based training material (see Exhibit 7 to our original letter); and our publicly-available press statement on this issue (see Exhibit 12 to our original letter). These materials, issued since our 2000 no-action letter request, clearly and repeatedly state in writing that both ExxonMobil's harassment and equal employment policies prohibit discrimination on the basis of sexual orientation.

Ms. Testy also suggests that these clear statements of ExxonMobil's policy prohibiting discrimination on the basis of sexual orientation are not readily available to interested persons. She ignores the fact that, in addition to prominently posting our policy position regarding sexual orientation nondiscrimination on the company's employee intranet site, our policy position is discussed in our employee business practice reviews. She ignores the fact that our policy position has been released as a media statement (see Exhibit 12 to our original letter), which remains available on our external web site to any interested person anywhere in the world with access to the internet. She ignores the fact that our non-discrimination policy has been repeatedly stated by the company's Board of Directors in our proxy statements (see Exhibit 11 to our original letter), which have been mailed to our more than two million shareholders and have been filed with the SEC. It is in fact difficult to see what more we could do to publicize our policy of nondiscrimination on the basis of sexual orientation.

[1] We do not believe it is unusual or inappropriate for the detailed equal employment policies of a multinational corporation with business in over 200 countries to be embodied in more than one brief booklet. As we explain in our original letter, the purpose of the Standards booklet is only to outline general policy principles. Specific aspects of our policies are detailed in specific additional documents tailored to particular issues.

To summarize, it is perfectly clear, considering our written employment policy documentation as a whole, that ExxonMobil has adopted a written prohibition against discrimination on the basis of sexual orientation and has implemented that policy. As Ms. Testy states in her letter, "Shareholders' proposal requests an across-the-board, voluntary company policy that will expressly and clearly assure equal employment opportunity to gay employees." We agree this is the right thing for companies to do, which is why ExxonMobil has already implemented such a policy.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is being sent to the proponent and each other filer.

Sincerely,

James E. Parsons

JEP:clh
Enclosure

c:

Proponent

Mr. Patrick Doherty
New York City Employees' Retirement System
Office of the Comptroller
The City of New York
1 Centre Street
New York, NY 10007-2341

Co-Proponents

Mr. Timothy P. Dewane, Director
School of Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

Co-Proponents (cont'd.)

Ms. Kim I. Mills
Education Director
Human Rights Campaign
919 18th Street NW, Suite 800
Washington, DC 20006

Mr. Jerry Gabert
Vice President of Finance and Treasurer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Mr. H. Carl McCall
State Comptroller
State of New York
Office of the State Comptroller
A. E. Smith State Office Building
Albany, NY 12236

Ms. Shelley Alpern
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Ms. Marianne R. Weil
267 Youngs Road
Orient, NY 11957

Mr. Steve Strauss
245 West 104th Street, Apt. 16F
New York, NY 10025-4280

Dr. Ellen Birenbaum
160 East Third Street, Apt. 2J
New York, NY 10009

Mr. Charles W. Shuford
The Needmor Fund
275 South Main Street, Suite 206
Longmont, CO 80501

Separate Filer

City of Atlanta
Department of Finance
68 Mitchell Street, SW, Suite 11100
Atlanta, GA 30335-0312

EXHIBIT 2

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

T. Peter Townsend
Secretary

ExxonMobil

December 12, 2001

RECEIVED
DEC 14 2001
JAMES E. PARSONS

VIA FEDERAL EXPRESS

Mr. Patrick Doherty
New York City Employees' Retirement System
Office of the Comptroller
The City of New York
1 Centre Street
New York, NY 10007-2341

Dear Mr. Doherty:

This will acknowledge receipt of the proposal concerning amendment of EEO policy, which you have submitted on behalf of the board of trustees of the New York City Employees' Retirement System in connection with ExxonMobil's 2002 annual meeting of shareholders. By copy of a letter from Citibank, your share ownership has been verified.

You should note that, if your proposal is not excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

Regarding your comment about your willingness to dialogue with the company on this proxy proposal, we would welcome such a discussion. Would you let me know possible times that would be convenient to you for such a meeting. We are proud of our record on these issues and believe we can demonstrate that your concerns are already effectively addressed. We believe a dialogue would be useful.

Sincerely,

[signature]

J.E. Parsons

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

T. Peter Townsend
Secretary

RECEIVED

JAN 18 2002

JAMES E. PARSONS

ExxonMobil

January 18, 2002

Mr. H. Carl McCall
State Comptroller
State of New York
Office of the State Comptroller
A. E. Smith State Office Building
Albany, NY 12236

Dear Mr. McCall:

This refers to your December 17, 2001, letter in which you submitted a proxy proposal for Exxon Mobil Corporation's 2002 Annual Meeting and my subsequent letter in which I acknowledged its receipt and raised certain procedural matters which have now been satisfied. I wanted to write you separately to discuss the substance of the concerns which appear to have led you to support this proxy proposal.

With all due respect, we disagree with your contention that ExxonMobil does not have a written policy that specifically prohibits discrimination based on sexual orientation. We strongly believe that Exxon Mobil Corporation already has such a policy. When viewed in its totality, our policy statement, implementing guidelines, communication initiatives, training programs, investigation and stewardship processes affirm in writing our company's commitment to equality and fairness and serve as a role model for other organizations. Our written policy, guidelines and communications clearly and repeatedly state that discrimination based on sexual orientation is prohibited. We make every effort to ensure a respectful and supportive atmosphere for all employees. Given the tragic events of September 11, ExxonMobil is especially mindful of the need to be clear about our policies and to ensure a work environment which permits all of our employees the opportunity to contribute to the maximum extent of their abilities.

Unfortunately, it appears that certain individuals and/or groups may be confused or misinformed about our policy with respect to sexual orientation. To facilitate a clear understanding of our position, we continue to believe it is best to have a dialogue on these matters. We have offered to meet with the shareholder proponents to review our recent steps taken to further institutionalize these policies. Unfortunately, our offer to meet with the proponents last year was rejected.
It may also be, however, that some individuals have intentionally misrepresented ExxonMobil's position with regard to the prohibition of discrimination and harassment based on sexual orientation for their own purposes. As you know, activists have thus far been unsuccessful in achieving Federal protection for gays and lesbians comparable to legislative protection currently provided for race, color, sex, religion, national origin, citizenship status, age, physical or mental disability, or veteran status. Whether from a lack of knowledge or perhaps other intent, we believe ExxonMobil has been unfairly portrayed as an organization that does not protect the rights of individuals based on their sexual orientation when, in fact, we do.

All ExxonMobil policies, including those policies that relate to non-discrimination and a harassment-free work environment, are intentionally broad. Recognizing that we currently operate in about 200 countries and territories around the world, clear and straightforward policy statements are essential to ensure understanding and compliance within our worldwide workforce. As you may know, only about one third of ExxonMobil's employees are in the USA. Implementing guidelines, corporate communications, documented procedures and processes are all part of our written policies. As an example, our Conflicts of Interest overarching policy statement is only two sentences in length. However, the Conflict of Interest Guidelines, training and communication materials, audit and investigative reports, which are all considered part of the written policy, are documented in multiple binders. We annually conduct Business Practices Reviews for employees to discuss this and other core policies. Stewardship and representation letters document adherence to the Conflict of Interest policy. We follow this same approach in communicating and documenting our policies with regard to non-discrimination and a harassment-free work environment.

When viewed in its totality, our policy and written enforcement provisions for non-discrimination and a harassment-free work environment clearly incorporate and address sexual orientation. Even more than providing a clear, straightforward policy statement, we have taken numerous steps to institutionalize and document senior management's expectation by providing multiple-media communications, together with investigation and stewardship processes that ensure protection against harassment or discrimination of any form, including sexual orientation.

ExxonMobil emphasizes continuous improvement in all that we do. While our written policies have been in place for a number of years, we are always working to improve their effectiveness.

As background, in developing ExxonMobil's policies on equal employment opportunity and harassment in the workplace, senior management devoted a significant amount of time during the merger process thinking through and discussing the policy intent and policy wording. Management's intent was to frame the most effective overall statement that would ensure that these important policies very clearly reflect management's deep, fundamental commitment to creating a worldwide work environment where people can make their best contributions. We continue to believe the most effective way to accomplish this policy objective is by having a clear and unambiguous statement that <u>any form</u> of discrimination or harassment is prohibited and then putting in place communications and procedures that accomplish that objective.

The overarching corporate policy statement was only the starting point to ensure that we do not have discrimination or harassment in our workforce. Management believes it is essential to put in place systems for communicating the Company's policies and for monitoring compliance. To this end, on "Day One" of the newly merged company, each employee worldwide was given a copy of our *Standards of Business Conduct* booklet (Attachment 1) which contains our *Guiding Principles* and global core policies. These summary statements, which include the policies on nondiscrimination and a harassment-free work environment, serve as the operational foundation for the worldwide Corporation and are applied uniformly with amendments permitted only as necessary to conform to local law.

Since the merger, we have further communicated management's expectations in Business Practices Reviews conducted in all functions and locations in 2000 and early 2001. All supervisors and most non-supervisory employees were required to participate. The Harassment in the Workplace Policy was added to the list of policies specifically discussed in these reviews. Written and required points of discussion included the statement that the policy goes beyond the law and covers any form of harassment or discrimination. Sexual Orientation is specifically mentioned. All review participants were given a copy of *ExxonMobil Working Together* (Attachment 2) which includes on page 11 a case example that specifically states that the policies apply to sexual orientation. In the question and answer section of this booklet, a question on page 14 specifically addresses sexual orientation.

Harassment in the Workplace and Equal Opportunity policies were published on the Company's Intranet at the time of the merger. *ExxonMobil Working Together* was posted on the website early in 2000. In Summer 2000, an article (Attachment 3) by the Chairman of the Board was published in the Company's monthly newsletter, *ExxonMobil Today,* affirming and reiterating that the Company's existing policies prohibit discrimination based on sexual orientation. Harassment policy training materials were added to the Intranet in 2001 (Attachment 4).

When management was certain these policies were clearly understood and management's expectations were known, rigorous investigative procedures were established to enforce compliance. Selected Human Resources and Law department personnel were trained to investigate complaints. Standards were established to ensure the rights of all employees were protected. Harassment and discrimination complaint investigation guidelines (Attachment 5) were reissued in November 2000 to facilitate greater awareness of proper procedures for resolving complaints. Documentation is required to ensure follow-up actions as appropriate are taken. A toll-free number is maintained to permit confidential disclosure of potential problems.

We believe that for the policies to be truly effective, they must be integrated into management and stewardship processes. Global policy stewardship for year-end 2000 included reports on the status of harassment and equal opportunity policy implementation, including summaries of harassment complaints that resulted in disciplinary action. Our fourth-quarter 2001 compliance letter process included distribution of copies of the Harassment in the Workplace Policy and Equal Employment Opportunity Policy. All senior managers received a letter reemphasizing their responsibilities regarding maintaining work environments free from harassment and discrimination. A representation letter process conducted in fourth-quarter 2001 required all managers to confirm that they and their organizations are in compliance with corporate policies.

As a result, ExxonMobil's policies on harassment and discrimination are written, clear and unambiguous: we do not permit any form of harassment or discrimination in the workplace. To communicate effectively across this diverse, dispersed workforce, our overarching global policies on discrimination and harassment state simply that we do not discriminate in our personnel policies, programs and practices and that any form of harassment is prohibited. It is our belief that once you start to list specific forms of discrimination, you run the very real risk of implying that other forms of discrimination are permitted. In keeping with this belief, we choose to not list any form of discrimination in our global policies or in our country-specific policies except those required by that country's laws.

In summary, our policies are intentionally broad in their wording because we want to ensure that employees realize that the Company's policies go beyond the law in providing protection against discrimination and harassment. To illustrate, note that ethnicity, obesity, school affiliation and parenthood are not specifically listed in our policy statements and are not currently protected under Federal law. But our written policies provide protection to employees against discrimination and harassment on these bases as well as for sexual orientation. We believe our approach to establishing, documenting, communicating and enforcing policies has successfully prevented and mitigated problems of discrimination and harassment in ExxonMobil's worldwide workforce.

We would welcome the opportunity to discuss these matters with you.

Sincerely,

c- Mr. Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, N.Y. 10007-2341

FLR/gss
Enclosures

4TH LETTER of Level 1 printed in FULL format.

2000 SEC No-Act. LEXIS 473

Securities Exchange Act of 1934 -- Rule 14a-8(i)(10)

March 23, 2000

CORE TERMS: sexual orientation, shareholder, harassment, implemented, workplace, barring, discriminate, gay, lesbian, board of directors, no-action, written policy, work environment, non-discrimination, supplier, merger, global, amend, unlawful discrimination, proxy, moot, oral statement, mental disability, national origin, proponent, inappropriate, disseminated, citizenship, misleading, sentence

[*1] Exxon Mobil Corporation

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 23, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2000

The proposal requests that the board of directors amend Exxon Mobil's written equal employment opportunity policy to bar sexual orientation discrimination.

We are unable to concur in your view that Exxon Mobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Exxon Mobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jonathan Ingram
Attorney-Advisor

INQUIRY-1:

ON BEHALF OF THE

NEW YORK CITY EMPLOYEES' - RETIREMENT SYSTEM AND OTHER

SHAREHOLDERS

30 March 2000

Office of the Chief Counsel

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
(202) 942-9525 FAX

Re: Securities Exchange Act of 1934 - - Section 14(a); Rules 14a-8(m),14a-9
Letter Concerning ExxonMobil's Statement in Opposition to Shareholders' Proposal for a Written Policy Barring Sexual Orientation Discrimination

Dear Sir or Madam,

We submit [*2] this letter on behalf of the New York City Employees' Retirement System, Ellen Birenbaum, M.D., Louise Rice, client of Trillium Asset Management Corporation, Steve Strauss, and Marianne Weil ("Shareholders") pursuant to Rule 14-8(m)(Question 13) because we believe that the Exxon Mobil Corporation's ("ExxonMobil") statement in opposition to our proposal for a written policy barring sexual orientation discrimination (ExxonMobil's Statement) contains materially false or misleading statements that violate Rule 14a-9.

While we recognize that ExxonMobil is entitled to include in its Statement "reasons why it believes shareholders should vote against the [Shareholders'] proposal" and is "allowed to make arguments reflecting its own point of view," it is not entitled to make false or misleading statements under Rules 14a-8(m) and 14a-9. We believe that a reasonable shareholder would be confused and misled by the Statement concerning ExxonMobil's actual policies. Its Statement in opposition, which takes the position that Mobil's written policies are unequivocally clear in prohibiting sexual orientation discrimination, is contrary to fact. We explain why Exxon's Statement is contrary to fact [*3] by referring to ExxonMobil's Standards of Conduct which were attached to its no-action request to the Commission, dated January 20, 2000. As required by Rule 14a-8(m), we enclose ExxonMobil's letter, dated March 16. 2000, which attaches its Statement in opposition to the Shareholders' Proposal.

1. Second sentence, first paragraph of ExxonMobil's Statement: "These policies prohibit any form of discrimination or harassment, including that based upon sexual orientation, in any company workplace."

The facts show that ExxonMobil's EEO Policy only covers discrimination prohibited by law. Most jurisdictions do not have laws barring sexual orientation discrimination.

Standards of Business Conduct on Equal Employment Opportunity (modified for application in the U.S.) page 15: "It is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements regardless of their race, color, sex, religion, national origin, citizenship status, age, physical or mental disability, veteran or other legally protected status." Managers are responsible "for [*4] maintaining a work environment free from unlawful discrimination." Other quotations to similar effect contained in Shareholders' letter, dated February 15, 2000, opposing ExxonMobil's no-action request, page 2 ("Proponents' Letter").

2. Second paragraph of ExxonMobil's Statement: "The global Equal Employment Opportunity (EEO)) policy formalizes the Corporation's long-standing actual policy and practice of not tolerating discrimination of any kind in the workplace. It confirms ExxonMobil's commitment to basing all aspects of the employment relationship on employees' qualifications, abilities, and performance."

Similarly, the facts show that ExxonMobil's global policy is to prohibit *only unlawful discrimination.*

Standards of Business Conduct of global Equal Employment Opportunity (page 14): "It is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements." Managers are responsible "for maintaining a work environment free from unlawful discrimination."

3. Second sentence, fifth paragraph of ExxonMobil's Statement: [*5] "In addition to the overriding principle of prohibiting any form of harassment and discrimination, it is ExxonMobil's practice, in each country where there are specific forms of discrimination prohibited by that country's laws, to enumerate those specific prohibitions."

The facts show that ExxonMobil's EEO policy is limited to prohibiting *only unlawful discrimination.*

See quotations from Standards of Conduct above, particularly the statement of policy language: "It is the policy of Exxon Mobil Corporation to provide equal employment opportunity ... regardless of... race, color, sex, religion, national origin, citizenship status, age, physical or mental disability, veteran or other legally protected status."

4. First sentence, last paragraph of ExxonMobil's Statement: "In summary, ExxonMobil's written policies make it unequivocally clear that ExxonMobil does not tolerate discrimination on any grounds. First sentence, first paragraph of ExxonMobil's Statement: "The Board believes that ExxonMobil's present policies, which prohibit discrimination and provide for a harassment-free work environment, are clear and straightforward."

It is "clear and straightforward" [*6] that ExxonMobil's written policies do not prohibit *discrimination on the basis of sexual orientation in jurisdictions* where such conduct is legal. To the extent ExxonMobil claims otherwise, the policies at best are unclear and misleading.

5. First two sentences, third paragraph of ExxonMobil's Statement: "ExxonMobil's Harassment in the Workplace (Harassment) policy also clearly prohibits discrimination on any basis. The policy broadly defines harassment as "any inappropriate conduct which has the purpose or effect of creating an intimidating, hostile, or offensive work environment; unreasonably interfering with an individual's work performance; or affecting an individual's employment opportunity," and it prohibits "any form of harassment in any company workplace."

The policy *defines harassment as "inappropriate conduct" which for some may*

include discriminating against gays and lesbians. The policy does not "clearly prohibit" discrimination on the basis of sexual orientation.

In summary, ExxonMobil's Statement contains materially false and misleading statements. Its Statement also omits material facts necessary to make its Statement not misleading. Most importantly, [*7] ExxonMobil does not make clear to its shareholders in its Statement that its EEO policy covers only discrimination prohibited by law. It also does not point out that in most jurisdictions sexual orientation discrimination is not prohibited by law, which means that the ExxonMobil EEO policy does not prohibit sexual orientation discrimination in most jurisdictions. Additionally, it does not even quote the general statement of its U.S. EEO policy and fails to state that its EEO policy does not explicitly mention sexual orientation. Finally, it makes no mention of the material fact (one that a reasonable investor would want to know) that it sought unsuccessfully to obtain a no-action letter from the Commission on the ground that the Shareholders' proposal has been substantially implemented by ExxonMobil.

Note that ExxonMobil is not informing shareholders of what they must decide. It includes no arguments that give shareholders reasons why a policy prohibiting only lawful discrimination is advisable. Elsewhere, ExxonMobil has made such arguments with respect to providing medical benefits to domestic partners. Neither has Exxon given arguments for not mentioning sexual orientation in its [*8] EEO policy.

In summary the shareholders of ExxonMobil will be confused and misled if ExxonMobil's Statement is not revised. Thank you for your consideration of this letter. If we can be of any assistance, please call Lynne Dallas at 619-260-4295.

Sincerely yours,

Lynne L. Dallas
Professor of Law at the University
of San Diego School of Law* and
member of the Board of Directors
of the Equality Project (*not speaking
on behalf of the University)

Jane Levine
Deputy Comptroller for Pensions
New York City Comptroller's Office

ATTACHMENT TO
MARCH 30, 2000 letter

Exxon Mobil
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

March 16, 2000

CERTIFIED MAIL - RETURN RECEIPT REQUESTED

Mr. Alan G. Hevesi
New York City Employees' Retirement System
1 Centre Street
New York, NY 10007-2341

Dear Mr. Hevesi:

Attached is a copy of the recommendation we expect ExxonMobil's Board of Directors to make with respect to the proposal concerning amendment of EEO policy which you submitted in connection with ExxonMobil's 2000 annual meeting of shareholders if your proposal is included in the proxy statement for the meeting. As you are aware, we have submitted [*9] a "no-action' request to the Securities arid Exchange Commission ("SEC") concerning your proposal. At this time the SEC has not responded. When they do, your proposal may be omitted or may be required to be modified. If your proposal is modified, our response may also need to be amended.

A SEC rule provides that you may present your proposal in person or you may arrange to have a qualified representative do so. If you appoint someone to act as your representative, please inform us of the representative's name and address so that we may mail an admission ticket.

We will, provide you with additional details about the annual meeting when we mail the proxy material to shareholders.

As indicated in my earlier letter, all future correspondence will be addressed solely to the proponent. You are responsible for advising the co-proponents.

We have had the opportunity of discussing ExxonMobil's policies regarding harassment and discrimination raised by your proposal with a number of the co-proponents. If you would like to discuss this further, please feel free to call me.

Sincerely,

Peter Townsend

ATTACHMENT

SHAREHOLDER PROPOSAL: AMENDMENT OF EEO POLICY
(Item 9 on [*10] the proxy card)

This proposal was submitted by the New York City Employees' Retirement System, 1 Centre Street, New York, New York, 10007-2341 and four co-proponents.

"WHEREAS: ExxonMobil claims to bar discrimination and harassment but its post-merger written policies do not adequately bar discrimination or harassment based on sexual orientation;

Prior to the merger Mobil explicitly barred sexual orientation discrimination;

Prior to the merger Mobil provided domestic partnership benefits, but post-merger these benefits will no longer be offered to ExxonMobil employees who

did nor acquire them from Mobil before the merger

Our competitors Chevron, Sunoco, Atlantic Richfield, BP Amoco and Texaco explicitly bar sexual orientation discrimination;

The hundreds of corporations with sexual orientation non-discrimination policies including over 100 publicly-traded companies that provide spousal benefits to same-sex partners of employees have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment discrimination and denial of benefits on the basis of sexual orientation diminish employee morale and productivity;

Our company has an interest [*11] in preventing discrimination and resolving complaints internally to avoid costly litigation or damage to our reputation as an equal opportunity employer;

San Francisco, Atlanta, Seattle and Los Angeles have adapted and other jurisdictions are considering legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees;

Our company has operations in and makes sales to Institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A National Gay and Lesbian Task Force study revealed that 16%-44% of gay men and lesbians in twenty cities nationwide experienced workplace sexual orientation harassment or discrimination;

National polls consistently find more than three-quarters of Americans support equal rights in the workplace for gay men, lesbians and bisexuals;

Prominent gay and lesbian leaders have proposed The Equality Principles on Sexual Orientation" as policy guidelines:

1. explicit prohibitions against discrimination based on sexual orientation will be included in the company's 'written employment policy statement.

2. Discrimination against HIV-positive employees or those with [*12] AIDS will be strictly prohibited.

3. Employee groups, regardless of sexual orientation, will be given equal standing with other employee associations.

4. Diversity training will include sexual orientation issues.

5. Spousal benefits will be offered to domestic partners of employees, regardless of sexual orientation, on an equal basis with those granted to married employees.

6. Company advertising policy will bar negative sexual orientation stereotypes and will not discriminate against advertising publications on the basis of sexual orientation.

7. The Company will nor discriminate in the sale of goods or services on the

basis of sexual orientation.

8. Written non-discrimination policies on sexual orientation must be disseminated throughout the company. A senior company official will be appointed to monitor compliance corporate wide.

RESOLVED: The Shareholders request the Board of Directors to amend ExxonMobil's written equal employment opportunity policy to bar sexual orientation discrimination.

STATEMENT: By Implementing a written policy barring sexual orientation discrimination, our Company will ensure a respectful and supportive atmosphere for all employees and [*13] enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees."

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board believes that ExxonMobil's present policies, which prohibit discrimination and provide for a harassment-free work environment, are clear and straightforward. These policies prohibit any form of discrimination or harassment, including that based upon sexual orientation, in any company workplace. While having policies in place is important, having procedures in place to enforce arid monitor these policies is equally critical. In support of this position, we have established a comprehensive education, training, and stewardship program to ensure these policies are implemented and followed throughout our worldwide operations.

The global equal employment Opportunity (EEO) policy formalizes the Corporation's long-standing actual policy and practice of not tolerating discrimination of any kind In the workplace. It confirms ExxonMobil's commitment to basing all aspects of the employment relationship on employees' qualifications, abilities, and performance.

ExxonMobil's Harassment [*14] in the Workplace (Harassment) policy also dearly prohibits discrimination on any basis. The policy broadly defines harassment as "any inappropriate conduct which has the purpose or effect of creating an intimidating hostile, or offensive work environment: unreasonably interfering with an individual's work performance; or affecting an individual's employment opportunity" and it prohibits "any form of harassment in any company workplace." This definition of harassment and the language prohibiting any form of harassment provide for a broad anti discrimination policy that clearly encompasses discrimination on the basis of sexual orientation in the workplace.

ExxonMobil's global EEO policy and Harassment policy are part of our Standards of Business Conduct. The Standards of Business Conduct are ExxonMobil's foundation policies, designed to establish common understanding of how the Corporation conducts business and how its employees treat each other throughout the world.

The global Standards of Business Conduct are adopted by ExxonMobil Organizations in all countries in which they operate, with modifications made as required by each country's law. In addition to [*15] the overriding principle of prohibiting any form of harassment and discrimination, it is ExxonMobil's

practice, in each country where there are specific forms of discrimination prohibited by that country's laws, to enumerate those specific prohibitions. For example, within the United States, federal law requires the inclusion of the following list of federally-protected categories in the EEO policy, "race, color sex religion, national origin, citizenship status, age, physical or mental disability veteran or other legally protected status."

In summary, ExxonMobil's written policies wake it unequivocally clear that ExxonMobil does not tolerate discrimination on any grounds, which would include sexual orientation. Equally important, there is also in place a stewardship and monitoring program to ensure these policies are implemented and followed. Thus the Corporation has already implemented written policies barring sexual orientation discrimination or harassment, and there is no need to amend the Equal Employment Opportunity policy as recommended by the proponents.

INQUIRY-2:

ON BEHALF OF THE

NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM AND OTHER

SHAREHOLDERS

15 February 2000

Office of [*16] the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
(202) 942-9525 FAX

Re: Securities Exchange Act of 1934 - Section 14(a); Rule 14a-8
Response of New York City Employees' Retirement System and Other Shareholders to ExxonMobil's Letter Seeking to Omit Shareholders' Proposal Barring Sexual Orientation
Discrimination

Dear Sir or Madam:

We submit this letter on behalf of the New York City Employees' Retirement System, Ellen Birenbaum, M.D., Louise Rice, client of Trillium Asset Management Corporation, Stephen Stauss, and Marianne Weil ("Shareholders") in response to ExxonMobil's letter, dated January 20, 2000 ("ExxonMobil letter"). ExxonMobil seeks to omit Shareholders' proposal from its proxy statement under Rule 14a-8(i)(10) on the ground that the proposal is moot because it has been substantially implemented. This is the second time Exxon has made this mootness argument in connection with a sexual orientation nondiscrimination proposal. See Exxon Corporation (March 9, 1999)(Exxon was unsuccessful in arguing that it had substantially implemented a written policy barring sexual orientation [*17] discrimination). For a second time, Exxon should be required to allow shareholders to express their views on the inadequacy of their company's policy which does not even mention sexual orientation, much less implement a policy of nondiscrimination based on sexual orientation.

Shareholders have submitted the following proposal for approval by the shareholders at ExxonMobil's next annual shareholders' meeting:

RESOLVED: The Shareholders request the Board of Directors to amend ExxonMobil's written equal employment opportunity policy to bar sexual orientation discrimination.

ExxonMobil has the burden of proving the availability of an exemption under Rule 14a-8. (See Rule 14a-8(g); Medical Committee For Human Rights v. SEC, 432 F.2d 659 (D.C.Cir. 1970), vacated as moot, 404 U.S. 403 (1970)). Rule 14a-8(i)(10) requires Exxon to prove that it has "substantially implemented" the Shareholders' proposal. (See SEC Exchange Act Release No. 34-40018 (1997)). ExxonMobil offers two sources for the position that it has substantially implemented an equal employment opportunity policy barring sexual orientation discrimination: [*18] (1) a two-page EEO Policy (pages 14 and 15 of Exhibit 2 to its letter) and (2) an oral statement by Lee Raymond, the Chairman and Chief Executive Officer of ExxonMobil, made two years ago at ExxonMobil's 1998 annual shareholders' meeting.

First, ExxonMobil's written EEO Policy that is the subject of the Shareholders' proposal does not prohibit sexual orientation discrimination. It does not even mention sexual orientation. In fact, its policy is carefully crafted not to cover sexual orientation discrimination unless the law of a particular jurisdiction requires such coverage. Although ExxonMobil refers to general language in its policy concerning carrying on "in a nondiscriminatory manner," this language can only be understood by reference to what is meant by "discrimination" in this Policy. ExxonMobil's EEO Policy is to do only what is required by law. Discrimination on the basis of sexual orientation is prohibited only if prohibited by law. The EEO Policy begins with "it is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements regardless [*19] of their race, color, sex, religion, national origin, citizenship status, age, physical or mental disability, veteran or other legally protected status." If there is any doubt as to the meaning of this Policy, the Policy goes on to say that "managers and supervisors are responsible for... maintaining a work environment free from unlawful discrimination..." - Employees are instructed as follows: "Individuals who believe they have observed or been subjected to prohibited discrimination should immediately report the incident..." Also, individuals are told they will not be retaliated against for "opposing any unlawful act or practice". Thus, the EEO Policy does not cover discrimination based on sexual orientation unless there is a law that prohibits such discrimination. Although some jurisdictions have such laws, most do not. Moreover, federal legislation has not been passed to expressly bar sexual orientation discrimination, and federal case law provides no assurance that gay employees are protected from discrimination based on their sexual orientation. Shareholders' proposal requests an across-the-board, voluntary company policy which will expressly and [*20] clearly assure equal employment opportunity to gay employees. Its proposal is, therefore, not moot. See Exxon Corporation (March 9, 1999)(shareholders' proposal for a written policy barring sexual orientation was not substantially implemented when sexual orientation was not even mentioned in Exxon's policies); General Electric (February 2, 1999)(shareholders' proposal for a written equal employment opportunity policy barring sexual orientation

discrimination was not rendered moot when GE's policy failed to mention sexual orientation, except in a Q&A appendix).

Second, in contrast to the narrowly worded EEO Policy, Mr. Raymond made an oral statement two years ago at the 1998 annual shareholders' meeting that "...we have a policy to not discriminate against anybody for any reason, period," which ExxonMobil points to as demonstrating that the Shareholders' proposal is moot. But see Exxon Corporation (March 9, 1999) (same oral statement did not render moot shareholders' proposal for a written policy barring sexual orientation discrimination). Mr. Raymond's statement is vague, ambiguous and, therefore, meaningless as a protection for gay employees. We assume, for example, [*21] that Exxon may discriminate against some people on bases such as level of education. The issue is what is a permissible basis for discrimination at ExxonMobil. In addition, this oral statement made over two years ago, even by a senior employee, does not amount to the adoption, much less the implementation, by the entity, ExxonMobil, of an EEO policy barring sexual orientation discrimination. Moreover, it is not responsive to the Shareholders' request for a written EEO policy barring sexual orientation discrimination.

Similar ambiguity surrounds ExxonMobil's claim in its letter (page 2) that its EEO Policy and Mr. Raymond's oral statement together demonstrate that "it is the company's policy not to discriminate on any inappropriate ground." This language provides no assurance of nondiscrimination on the basis of sexual orientation. "Appropriate" discrimination may include for some persons discrimination on a basis not prohibited by law or on the basis of sexual orientation. Further, if there is any doubt on this score with respect to ExxonMobil, it is put to rest by the summary statement in ExxonMobil's letter: "In summary, while the company does not specifically reference [*22] sexual orientation as a category in the EEO Policy, it is the company's policy not to discriminate on any unlawful grounds." Unfortunately, discrimination on the basis of sexual orientation is lawful. That is the reason a shareholder's proposal is necessary. If it were unlawful to discriminate on the basis of sexual orientation, there would be no policy issue to put before shareholders.

Third and more importantly, the EEO Policy and Mr. Raymond's statement do not provide what Shareholders request: an express institutional commitment by ExxonMobil to an equal - employment opportunity policy that prohibits sexual orientation discrimination. Such a commitment requires an affirmative, explicit prohibition of discrimination based on sexual orientation. Many companies of ExxonMobil's prominence have made such a commitment, including Mobil prior to its merger with Exxon. However, ExxonMobil's equal employment policy does not even mention sexual orientation. The Shareholders' proposal has not been substantially implemented on this basis alone. See Amdahl Corporation (February 16, 1995) (Although Amdahl listed numerous company programs that it claimed were in line with the US [*23] Department of Labor's criteria for a "high performance workplace", shareholder proposal that sought commitment by Amdahl to such a workplace and a report on progress toward that goal was not rendered moot); PepsiCo, Inc. (February 15, 1994) (A shareholder proposal for PepsiCo to take greater efforts to have women and minority directors on its board and for a public statement of its commitment to this policy was not rendered moot because of the presence of women and minority directors on PepsiCo's board over the years and PepsiCo's policy of non-discrimination in employment).

In addition, the Shareholders' proposal is not moot because an express statement of ExxonMobil's commitment to non-discrimination on the basis of sexual orientation would provide employees with legal protection against such discrimination. If ExxonMobil meant to have a policy prohibiting sexual orientation discrimination, it would have done so explicitly.

Finally, substantial implementation requires the adoption, dissemination, availability, monitoring, and enforcement of the policy proposed by shareholders. ExxonMobil has not reached the adoption stage, which is the first step in having an equal employment [*24] opportunity policy of nondiscrimination based on sexual orientation. In its letter, ExxonMobil cites three no-action letters, which actually support the Shareholders' position. See Roebuck and Co (February 23, 1998), The Limited, Inc. (March 15, 1996), and The Gap, Inc.(March 8, 1996). These no-action filings involve shareholder proposals to assure suppliers follow basic standards of conduct concerning, for example, child labor. Each company receiving such a proposal was able to establish that the proposal was substantially implemented by showing (1) that the company had adopted a policy that met the precise concerns of the shareholders, (2) that the policy had been widely disseminated to the affected parties and was available to shareholders and others, (3) that the company had a monitoring system to assure compliance with the policy, and (4) that the company enforced the policy. For example, The Gap had a formal, written policy with sections explicitly covering each of the shareholders' concerns. The policy was included at the beginning of a Vendor Handbook that was used as an on-going reference guide by suppliers. The policy was disseminated periodically to existing [*25] suppliers and given to each new supplier and was even included in a recent annual report to shareholders. The Gap had an extensive program of monitoring and enforcement to assure compliance with its policy, including extensive pre-contract review procedures, intensive initial on-site factory evaluations, and regular future on-site visits. Suppliers who did not comply with the policy did not receive any future business from The Gap. ExxonMobil clearly has not met its burden of showing the substantial implementation of a written EEO policy against sexual orientation discrimination. See also Dillard Department Stores, Inc. (March 13, 1997) (A shareholder proposal that requests a report on the company's policy with respect to assuring that foreign suppliers comply with a basic standard of conduct was not rendered moot although the company had adopted the policy requested, disseminated it to all suppliers, and was "committed to performing periodic audits," where there was no evidence that the company had actually monitored or enforced the policy.)

In summary, ExxonMobil has failed to carry its burden of proof that the Shareholders' proposal has been substantially implemented under [*26] the standards of Rule 14a-8(i)(10). Indeed, it has not even adopted a written equal employment opportunity policy to bar sexual orientation discrimination, much less implemented such a policy. ExxonMobil's no-action letter request should be denied. The Shareholders' proposal should be permitted to be presented to the shareholders for a vote at ExxonMobil's next annual shareholders meeting.

We appreciate your consideration of the arguments in this letter. If we can be of any further assistance in any way concerning this matter, please call Professor Dallas at (619) 260-4295 or Ms. Dodell at (212) 669-7774.

Sincerely Yours,

Lynne L. Dallas
Professor of Law at the University of San
Diego School of Law* and member of the
Board of Directors of the Equality Project
(*not speaking on behalf of the University)

Sue Ellen Dodell
Deputy General Counsel
New York City Comptroller

INQUIRY-3:
Exxon Mobil

Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

January 20, 2000

VIA Network Courier
Office of Chief [*27] Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Securities Exchange Act of 1934 - Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Sexual Orientation

Dear Sir or Madam:

Exxon Mobil Corporation ("ExxonMobil" or the "company") has received the shareholder proposal attached as Exhibit 1 from the New York City Employees' Retirement System and four co-proponents relating to sexual orientation discrimination (the "Proposal") for inclusion in the company's proxy material for its 2000 annual meeting of shareholders. As ExxonMobil intends to omit the Proposal from its 2000 proxy material pursuant to Rule 14a-8(i)(10) (substantial implementation), this letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j). To the extent the reasons discussed below are based on matters of law, this letter represents the opinion of the undersigned. A copy of this letter is being simultaneously provided to the proponent as required by Rule 14a-8(j)(1).

The Proposal

The Proposal set forth in Exhibit 1 reads, in part, as follows:

"RESOLVED: The Shareholders [*28] request the Board of Directors to amend ExxonMobil's written equal employment opportunity policy to bar sexual orientation discrimination."

Rule 14a-8(i)(10) - The Proposal has been Substantially Implemented

Rule 14a-8(i)(10) provides that the company can omit a proposal where the company "has already substantially implemented the proposal." See, e.g., the staff's no-action positions in the following: Sears, Roebuck and Co. (available February 23, 1998); The Limited, Inc. (available March 15, 1996); and The Gap, Inc. (available March 8, 1996). In these three letters, the staff concurred with the companies' positions that because they already had policies in place that addressed the issues suggested by the shareholder proponents, the proposals had been substantially implemented and could thus be omitted from the proxy materials.

The Proposal asks the company to amend its current Equal Employment Opportunity Policy (the "EEO Policy") to bar sexual orientation discrimination. Effective December 1999, the company issued a new global EEO Policy as part of a set of world-wide Standards of Business Conduct which sets the tone for the conduct of ExxonMobil's business in [*29] each location around the world. (See Exhibit 2 for the Standards of Business Conduct booklet.) The Standards of Business Conduct are the company's foundation policies, designed to establish common understanding of how the company conducts business and how its employees treat each other throughout the company. While there are unique practices and customs that vary across country cultures, these policies state the fundamental values and beliefs that remain the same no matter where in the world, or with whom, ExxonMobil employees work. The Standards of Business Conduct are in the process of being adopted by the company's world-wide organization in all countries in which it operates, with modification only as required by country law.

The company's new EEO Policy sets forth the company's long-standing non-discrimination policy and is set forth on page 14 of Exhibit 2. The policy confirms the company's commitment to basing all aspects of the employment relationship on employees' qualifications, abilities and performance. It provides in part:

"The Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment [*30] relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training."

This policy formalizes the company's long-standing actual policy and practice of not tolerating discrimination of any kind in the workplace. This practice was reiterated by Mr. Lee Raymond, Chairman and Chief Executive Officer of the company, at 1998's annual meeting when he stated that "... we have a policy to not discriminate against anybody for any reason, period."

The EEO Policy, as modified for application in the United States (see page 15 of Exhibit 2). has been changed to add language required by United States law to be included. While it is Exxon's practice to specifically reference in its policies only those types of discrimination which are clearly prohibited by federal law (i.e., race, color, sex, religion, national origin, citizenship status, age, physical or mental disability or veteran status), it is the company's policy not to discriminate on any inappropriate grounds (as reiterated by Mr. Raymond's comment quoted above).

The EEO Policy also sets forth the procedures for individuals to follow in the event [*31] they believe they have been subjected to discrimination. (See penultimate paragraph of page 15, Exhibit 2.) The EEO Policy thus comprises a comprehensive anti-discrimination policy that is applicable to individuals who have been subjected to any unlawful discrimination.

In summary, while the company does not specifically reference sexual orientation as a category in the EEO Policy, it is the company's policy not to discriminate on any unlawful grounds. It is the company's opinion that proponent's proposal has been substantially implemented. To the extent the staff disagreed with similar arguments made by the company in connection with a similar shareholder proposal submitted last year, we respectfully request the staff to reconsider.

If you have any questions or require additional information, please contact the undersigned directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478.

Please file-stamp the enclosed copy of this letter and return it to me. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures.

Sincerely,

Lisa K. Bork

EXHIBIT 1

Sexual Orientation Policy

WHEREAS: ExxonMobil [*32] claims to bar discrimination and harassment but its post-merger written policies do not explicitly bar discrimination or harassment based on sexual orientation;

Prior to the merger Mobil explicitly barred sexual orientation discrimination;

Prior to the merger Mobil provided domestic partnership benefits, but post-merger these benefits will no longer be offered to ExxonMobil employees who did not acquire them from Mobil before the merger,

Our competitors Chevron, Sunoco, Atlantic Richfield, BP Amoco and Texaco explicitly bar sexual orientation discrimination;

The hundreds of corporations with sexual orientation non-discrimination policies - including over 100 publicly-traded companies that provide spousal benefits to same-sex partners of employees - have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment discrimination and denial of benefits on the basis of sexual orientation diminish employee morale and productivity,

Our company has an interest in preventing discrimination and resolving complaints internally to avoid costly litigation or damage to our reputation as an equal opportunity employer,

San Francisco, Atlanta, Seattle [*33] and Los Angeles have adopted and other jurisdictions are considering legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees;

Our company has operations in and makes sales to institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A National Gay and Lesbian Task Force study revealed that 16% - 44% of gay men and lesbians in twenty cities nationwide experienced workplace sexual orientation harassment or discrimination;

National polls consistently find more than three-quarters of Americans support equal rights in the workplace for gay men, lesbians and bisexuals;

Prominent gay and lesbian leaders have proposed "The Equality Principles on Sexual Orientation" as policy guidelines:

1. Explicit prohibitions against discrimination based on sexual orientation will be included in the company's written employment policy statement.

2. Discrimination against HIV-positive employees or those with AIDS will be strictly prohibited.

3. Employee groups, regardless of sexual orientation, will be given equal standing with other employee associations.

4. Diversity training will include [*34] sexual orientation issues.

5. Spousal benefits will be offered to domestic partners of employees, regardless of sexual orientation, on an equal basis with those granted to married employees.

6. Company advertising policy will bar negative sexual orientation stereotypes and will not discriminate against advertising publications on the basis of sexual orientation.

7. The company will not discriminate in the sale of goods or services on basis of sexual orientation.

8. Written non-discrimination policies on sexual orientation must be disseminated throughout the company. A senior company official will be appointed to monitor compliance corporate wide.

RESOLVED: The Shareholders request the Board of Directors to amend ExxonMobil's written equal employment opportunity policy to bar sexual orientation discrimination.

STATEMENT: By implementing a written policy barring sexual orientation discrimination, our Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

02 MAR -6 PM 1:21

ON BEHALF OF THE
NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM AND OTHER SHAREHOLDERS

February 14, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
(202) 942-9525 FAX

Re: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Response of New York City Employees' Retirement System and Other Shareholders to ExxonMobil's Letter Seeking to Omit Shareholders' Proposal Barring Sexual Orientation Discrimination

Dear Sir or Madam:

We submit this letter on behalf of the New York City Employees' Retirement System and its nine co-proponents ("Shareholders") in response to ExxonMobil's letter, dated January 24, 2002 ("ExxonMobil letter"). For the third time, ExxonMobil seeks to omit Shareholders' proposal from its proxy statement under Rule 14a-8(i)(10) on the ground that the proposal is moot because it has been substantially implemented. For the third time, Exxon argues mootness despite having not yet adopted a formal EEO policy prohibiting discrimination based on sexual orientation. See *Exxon Corporation* (March 23, 2000) (Exxon was unsuccessful in arguing that it had substantially implemented a written policy barring sexual orientation discrimination); *Id.* (March 9, 1999)(same). For the third time, the SEC again should decline to grant ExxonMobil's no-action request, thereby requiring Exxon to allow shareholders to express their views on the inadequacy of their company's policy with respect to nondiscrimination based on sexual orientation.

Shareholders have submitted the following proposal for approval by the shareholders at ExxonMobil's next annual shareholders' meeting:

RESOLVED: The Shareholders request the Board of Directors to amend ExxonMobil's written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement that policy.

ExxonMobil has the burden of proving the availability of an exemption under Rule 14a-8. (See Rule 14a-8(g); Medical Committee For Human Rights v. SEC, 432 F.2d 659 (D.C.Cir.1970),

vacated as moot, 404 U.S. 403 (1970)). Rule 14a-8(i)(10) requires Exxon to prove that it has "substantially implemented" the Shareholders' proposal. (*See* SEC Exchange Act Release No. 34-40018 (1997)). Like last time, ExxonMobil primarily relies upon a two-page EEO Policy (pages 14 and 15 of Exhibit 4 to its letter) that does not mention sexual orientation at all. This go-around, ExxonMobil offers three additional sources in support of its position that it has adopted an equal employment opportunity policy that explicitly prohibits discrimination based on sexual orientation and that it has substantially implemented that policy: (1) a Harassment in the Workplace Policy (pages 16 and 17 of exhibit 4 and page 4 of exhibit 6 to its letter), (2) training, implementation, and media materials related to ExxonMobil's anti-harassment policy (exhibits 5-10 to its letter); (3) a statement by ExxonMobil's chairman that is posted on the company's intranet site (exhibit 8 to its letter).

It is imperative that the SEC evaluate ExxonMobil's no-action request in light of the specific shareholder resolution proposed. The shareholders have requested a "written," "explicit[]," "equal opportunity policy" that "prohibit[s] discrimination based on sexual orientation." ExxonMobil would have the SEC conclude that some number of implicit or related references to sexual orientation adds up to an explicit written policy prohibiting sexual orientation discrimination. It does not. It is one thing to have an explicit policy and then to argue that it has been "substantially implemented"; it is quite another to argue, as ExxonMobil does, that it has substantially implemented a policy it has not yet adopted. The only way that ExxonMobil can demonstrate that substantial implementation is to first adopt an "explicit," "written," "equal opportunity policy" that "prohibit[s] discrimination based on sexual orientation," and then to substantially implement that policy. At this point, it has done neither of those things.

Shareholders have previously demonstrated, and the SEC has concurred, that ExxonMobil's written EEO Policy (contained in its "Standards of Business Conduct") does not prohibit sexual orientation discrimination. It does not even mention sexual orientation. (Pages 14 and 15 of Exhibit 4 to ExxonMobil letter). As noted in previous correspondence (see Exhibit 3 to ExxonMobil's letter), ExxonMobil's policy is carefully crafted *not* to cover sexual orientation discrimination unless the law of a particular jurisdiction requires such coverage. Indeed, ExxonMobil acknowledges that it is its "practice" to "reference in its policies only the bases of discrimination specifically prohibited by federal law." (Exhibit 6 at page 14 and Exhibit 7 to ExxonMobil letter). Thus, the EEO Policy does not cover discrimination based on sexual orientation unless there is a law that prohibits such discrimination. Although some jurisdictions have such laws, most do not. Moreover, federal legislation still has not been passed to expressly bar sexual orientation discrimination, and federal case law provides no assurance that gay employees are protected from discrimination based on their sexual orientation. Shareholders' proposal requests an across-the-board, voluntary company policy that will expressly and clearly assure equal employment opportunity to gay employees. Its proposal is, therefore, not moot. *See Exxon Corporation* (March 9, 1999)(shareholders' proposal for a written policy barring sexual orientation was not substantially implemented when sexual orientation was not even mentioned in Exxon's policies); *Id.* (March 23, 2000) (same); *General Electric* (February 2, 1999)(shareholders' proposal for a written equal employment opportunity policy barring sexual orientation discrimination was not rendered moot when GE's policy failed to mention sexual orientation, except in a Q&A appendix).

ExxonMobil seeks to bolster the absence of sexual orientation in its EEO Policy by pointing to a conglomeration of materials related to its Harassment in the Workplace Policy ("Harassment Policy") (Exhibits 5-10 to ExxonMobil letter). ExxonMobil seeks to bootstrap this Harassment Policy -- including pieces of implementation, monitoring, media, and training materials related to it -- into "substantial implementation" of the explicit written policy prohibiting discrimination based on sexual orientation that Shareholders seek. This effort is obfuscatory and should be unavailing. While broad anti-harassment policies are surely to be commended, such policies regulating conduct in the workplace are not at all equivalent to policies prohibiting discrimination in hiring, firing, allocation of benefits, and other key matters. No matter how many versions of the Harassment Policy and related documents that ExxonMobil points to, they do not add up to the explicit, written EEO policy that Shareholders seek. Accordingly, ExxonMobil's heavy reliance on these materials as evidence that it has "substantially implemented" Shareholders' request is misplaced.

ExxonMobil's reliance on a statement of its chairman, Mr. Lee Raymond, is similarly misplaced. First, the statement itself does not amount to the company's adoption of an explicit written policy prohibiting discrimination based on sexual orientation. Second, even assuming the dubious proposition that Mr. Raymond's statement modifies ExxonMobil's existing written policies, his statement is not sufficiently disseminated. It first appeared in the August 14, 2000 edition of the company's employee newsletter (Exhibit 8 to Exxon Mobil letter) and now is available only on the company's *intranet* site (ExxonMobil letter at 6) which is apparently not even available to all existing ExxonMobil employees, let alone potential employees (ExxonMobil letter at page 5, an EEO policy barring intranet "accessible to almost all U.S. employees"). In sum, this statement, even by a senior employee, does not amount to the adoption, much less the implementation, by the entity, ExxonMobil, of a policy prohibiting sexual orientation discrimination.

In sum, Exxon has not yet adopted an explicit written policy prohibiting discrimination based upon sexual orientation, and thus it has not substantially implemented any such policy. Rather than having taken "specific, concrete steps" toward these actions (ExxonMobil letter at 2), ExxonMobil has simply reargued its case once again. Nothing that ExxonMobil points to provides what Shareholders request: an express institutional commitment by ExxonMobil to an equal employment opportunity policy that prohibits sexual orientation discrimination. Such a commitment requires an affirmative, explicit, written prohibition of discrimination based on sexual orientation. Many companies of ExxonMobil's prominence have made such a commitment, including Mobil prior to its merger with Exxon. However, ExxonMobil's equal employment policy does not even mention sexual orientation. The Shareholders' proposal has not been substantially implemented on this basis alone. *See Amdahl Corporation* (February 16, 1995) (Although Amdahl listed numerous company programs that it claimed were in line with the US Department of Labor's criteria for a "high performance workplace", shareholder proposal that sought commitment by Amdahl to such a workplace and a report on progress toward that goal was not rendered moot); *PepsiCo, Inc.* (February 15, 1994) (A shareholder proposal for PepsiCo to take greater efforts to have women and minority directors on its board and for a public statement of its commitment to this policy was not rendered moot because of the presence of women and minority directors on PepsiCo's board

over the years and PepsiCo's policy of non-discrimination in employment).

In addition, the Shareholders' proposal is not moot because an express statement of ExxonMobil's commitment to non-discrimination on the basis of sexual orientation would provide potential and existing employees with legal protection against such discrimination. If ExxonMobil meant to have a policy prohibiting sexual orientation discrimination, it would have done so explicitly. Had it done so, both potential and existing employees would have a readily accessible, explicit written policy that they could rely upon in a legal proceeding should they believe themselves to be the victims of discrimination or other wrongful action on the basis of sexual orientation. Without such an explicit written policy, employees would have a difficult case, indeed; an employee terminated on the basis of sexual orientation would have to piece together an implied contract action. Moreover, state law varies widely on whether this type of action is viable, particularly when contractual disclaimers are present in employee handbooks and other workplace materials. This divergence can be seen even in a comparison of New Jersey (ExxonMobil's state of incorporation) and Texas (ExxonMobil's principle office). See, e.g., Nicosia v. Wakefern Food Corp., 643 A.2d 554 (1994); Woolley v. Hoffmann-La Roche, Inc., 491 A.2d 1257 (1985); Gamble v. Gregg County, Tex., 932 S.W.2d 253 (1996); Federal Express Corp. v. Dutshmann, 846 S.W. 2d (1993). Moreover, while counsel for Exxon, who has inexpensive and easy access to all of Exxon's internal and external communications, has been able to cobble together a number of documents from many disparate sources, an employee would be hard-pressed to compile a similar arsenal of evidence in a discrimination or wrongful termination action. Finally, even if an *existing* employee were able to amass enough evidence to establish an implied contract claim, that would do nothing to protect *potential* ExxonMobil employees from discrimination based upon sexual orientation. Accordingly, Shareholders' proposal is far from moot given the enormous gaps in legal protection for both existing and potential employees created by ExxonMobil's unwillingness to adopt and implement an express written policy prohibiting discrimination based upon sexual orientation.

Finally, substantial implementation requires the adoption, dissemination, availability, monitoring, and enforcement of the policy proposed by shareholders. ExxonMobil has not reached the adoption stage, which is the first step in having an equal employment opportunity policy of nondiscrimination based on sexual orientation. See *Roebuck and Co* (February 23, 1998), *The Limited, Inc.* (March 15, 1996), and *The Gap, Inc.* (March 8, 1996). These no-action filings involve shareholder proposals to assure suppliers follow basic standards of conduct concerning, for example, child labor. Each company receiving such a proposal was able to establish that the proposal was substantially implemented by showing (1) that the company had adopted a policy that met the precise concerns of the shareholders, (2) that the policy had been widely disseminated to the affected parties and was available to shareholders and others, (3) that the company had a monitoring system to assure compliance with the policy, and (4) that the company enforced the policy. For example, The Gap had a formal, written policy with sections explicitly covering each of the shareholders' concerns. The policy was included at the beginning of a Vendor Handbook that was used as an on-going reference guide by suppliers. The policy was disseminated periodically to existing suppliers and given to each new supplier and was even included in a recent annual report to shareholders. The Gap had an extensive program of monitoring and enforcement to assure compliance with its policy, including extensive pre-contract review procedures, intensive initial on-

site factory evaluations, and regular future on-site visits. Suppliers who did not comply with the policy did not receive any future business from The Gap. ExxonMobil clearly has not met its burden of showing the substantial implementation of a written EEO policy against sexual orientation discrimination. See also *Dillard Department Stores, Inc.* (March 13, 1997) (A shareholder proposal that requests a report on the company's policy with respect to assuring that foreign suppliers comply with a basic standard of conduct was not rendered moot although the company had adopted the policy requested, disseminated it to all suppliers, and was "committed to performing periodic audits," where there was no evidence that the company had actually monitored or enforced the policy.)

In summary, ExxonMobil has failed to carry its burden of proof that the Shareholders' proposal has been substantially implemented under the standards of Rule 14a-8(i)(10). Indeed, it has not even adopted a written equal employment opportunity policy to bar sexual orientation discrimination, much less implemented such a policy. ExxonMobil's no-action letter request should be denied. The Shareholders' proposal should be permitted to be presented to the shareholders for a vote at ExxonMobil's next annual shareholders meeting.

We appreciate your consideration of the arguments in this letter. If we can be of any further assistance in any way concerning this matter, please call Professor Testy at (206) 398-4041 or Mr. Patrick Doherty at (212) 669-6651.

Sincerely Yours,

Kellye Y. Testy
Associate Professor of Law and
Wismer Professor at Seattle University School of Law*
(*not speaking on behalf of the University or the School of Law)
Member, Board of Legal Advisors, Equality Project

cc: James E. Parsons, ExxonMobil Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 24, 2002

The proposal requests that the board of directors amend Exxon Mobil's written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement that policy. The proposal was submitted by the New York City Employees' Retirement System with nine co-proponents and, separately, by the City of Atlanta.

There appears to be some basis for your view that Exxon Mobil may exclude the proposal submitted separately by the City of Atlanta under rule 14a-8(f). We note that the City of Atlanta appears to have failed to supply, within 14 days of receipt of Exxon Mobil's request, documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Exxon Mobil omits the proposal submitted separately by the City of Atlanta from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Exxon Mobil may exclude the New York City Employees' Retirement System proposal under rule 14a-8(i)(3). Accordingly, we do not believe Exxon Mobil may omit the New York City Employees' Retirement System proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Exxon Mobil may exclude the New York City Employees' Retirement System proposal under rule 14a-8(i)(10). Accordingly, we do not believe Exxon Mobil may omit the New York City Employees' Retirement System proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir Devon Gumbs
Special Counsel